SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FINANCIAL

STATEMENTS

December 31, 2016 and 2015 with

auditor’s report

(A free translation of the original in

Portuguese)

Index (Expressed in millions of reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Independent auditor's report on the financial statements

To the Board of Directors and Stockholders

Petróleo Brasileiro S.A. - Petrobras

Opinion

We have audited the accompanying parent company financial statements of Petróleo Brasileiro S.A. - Petrobras (the "Company"), which comprise the balance sheet as at December 31, 2016 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, as well as the accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as at December 31, 2016 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as at December 31, 2016, and the financial performance and cash flows for the year then ended, as well as the consolidated financial performance and the cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Why it is a Key Audit Matter	How the matter was addressed in the audit

1 - "Car Wash Operation" and its effects on the Company (Note 3)

In 2009, the Brazilian Federal Police initiated an investigation called "Car Wash Operation", aiming to investigate money laundering practices by criminal organizations in several Brazilian states. As from 2014, the Federal Public Prosecution Office focused some of its investigations on irregularities committed by Petrobras suppliers and discovered an extensive scheme of undue payments, involving several participants, including former employees of Petrobras. This scheme consisted of a group of companies that, between 2004 and April 2012, were organized in cartel to obtain contracts with Petrobras and impose additional expenditures linked to these contracts, using these amounts to make undue payments.

The amounts paid by the Company under the contracts with the suppliers involved in the scheme were included in the historical costs of the respective property, plant and equipment items. The Company's management understood that the undue payments represent additional expenditures and, consequently, recorded a write-off of R$ 6,194 million (R$ 4,788 million in the Parent Company) in prior years.

The "Car Wash Operation" and its effects on the Company were considered as one of the key audit matters due to: (i) the potential effects and inherent limitations that are particularly significant in cases like this; (ii) necessity of monitoring the information related to the investigations in progress conducted by the authorities to confirm the reasonableness of the effects already consigned in the financial statements; and (iii) the need to improve the governance structure and internal controls related to the processes for contracting suppliers of goods and services, which constituted a significant deficiency identified by the Company in its internal control environment in 2015.

According to the Management Report, that significant deficiency was considered as remedied for the year ended December 31, 2016.

Significant aspects of our audit response involved, among others, those described below.

We have enhanced our understanding of the governance structure and how the parties responsible for management perform the general oversight to identify and respond to risks related to the process of contracting suppliers of goods and services, considering the changes introduced by management in its processes and controls in order to address the identified fraud.

We also obtained an understanding of the new internal policies introduced and tested the significant internal controls implemented and transactions related to the process for contracting suppliers of goods and services and corresponding payments. Our objective was to identify and test the transactions selected and the corresponding payments made during the year and evaluate the compliance with the internal policies and applicable laws and regulations. In addition, we analyzed Petrobras Program for Prevention of Corruption ("PPPC"), tested the key controls related to the complaints channel established within the Ombudsman structure, evaluating the integrity of the information, handling of complaints and reporting of the results to the applicable governance bodies.

We followed up the Company's main investigative actions conducted by the Internal Assessment Commissions and independent law firms, which are led by a Special Committee composed of two independent members and the Governance, Risk and Compliance Officer. We discussed the investigations with the Audit Committee, the Board of Directors and the Company's legal advisors and evaluated whether the disclosures in the notes are consistent with the results of those investigations.

We consider that the disclosures in the explanatory notes are consistent with the information and representation obtained.

2 - Class action and related proceedings (Note 30.4)

Why it is a Key Audit Matter	How the matter was addressed in the audit

During 2015, a class action was filed against the Company before the Federal Court for the Southern District of New York, alleging that the Company, through material facts, communications and other information filed at the U.S. Securities and Exchange Commission (SEC), would allegedly have reported materially false information and made omissions capable of artificially raising the price of the Company's securities and misleading investors.

In June 2016, the Federal Court of Appeals accepted the Company's request to appeal against the decision on the "class" certification. As a result, the request was accepted by the Federal Court of Appeals and the proceeding is currently suspended up to the judgment of the appeal.

In addition to the class action, thirty actions (three of them suspended) were filed by individual investors before the same Federal Court for the Southern District of New York with similar claims as those filed in the class action. In addition, a similar action was filed by individual investors in the Eastern District of Pennsylvania.

In 2016, the Company reached agreements to close some of these individual actions. The Company is also negotiating agreements with other authors of individual actions and, based on the agreements already entered into and on the stage of the negotiations in progress with other authors of individual actions, the Company recognized a provision of R$ 1,215 million in the result for 2016.

As described in Note 30.4, due to the uncertainties inherent to the proceeding, the Company's management is not capable of producing a reliable estimate of the potential loss arising from the class action and individual actions not yet provided for.

This matter has been considered one of the key audit matters due to the significant judgments and substantial uncertainties related to the class action and individual actions that affect the amount and timing estimated for a final decision for those actions.

Significant aspects of our audit response involved the following main procedures:

•understanding of the procedural stage of the class action and individual actions;

•interviews with the Company's external legal advisors in order to understand the impossibility of producing a reliable estimate of the loss arising from the class action and individual actions not yet provided for;

•confirmation, in writing, of the Company's external legal advisors on: (i) the procedural stage of the class action and individual actions; and (ii) impossibility of producing a reliable estimate of the potential loss and classification of probability of loss between probable, possible and remote;

•evaluation of the technical ability of the internal and external legal advisors used by the Company; and

•evaluation of the accounting policy adopted for the provision of individual actions and review of the assumptions on which the estimates of the provisioned amounts are based.

We consider that the criteria and assumptions adopted by the Management to determine the provision for the individual actions, as well as the disclosures in the notes in relation to the class action and individual actions are reasonable, in all material respects, within the context of the financial statements.

3 - Impairment of property, plant and equipment (Notes 12 and 14)

At December 31, 2016, the assets classified in the property, plant and equipment group amounted to R$ 571,876 million.

Potential impairment losses on property, plant and equipment are determined based on estimates of the value in use of these assets.

The calculation of value in use requires the exercise of significant judgments on certain assumptions, such as: (i) estimation of the volume of oil and natural gas reserves; (ii) estimation of future oil and natural gas prices; (iii) average foreign exchange rate (Brazilian reais/U.S. dollars); and iv) definition of the discount rate.

In addition, the definition of Cash-Generating Units (CGUs) also requires significant judgments by management, as well as the establishment of controls to review changes in these CGUs. Changes in the aggregation or breakdown of assets that comprise the CGUs may result in reversals or additional impairment losses.

This matter was considered as one of the key audit matters due to: (i) the significance of the Company's property, plant and equipment; (ii) the significant judgments and estimates involved in the calculation of the value in use of the assets; and (iii) the deficiencies in the controls for the review of changes in certain CGUs that constituted a significant deficiency identified by the Company in its internal control environment in 2015.

According to the Management Report, that significant deficiency was considered as remedied for the year ended December 31, 2016.

Significant aspects of our audit response involved, among others, the understanding of the controls related to the processes of impairment and tests of the effectiveness of the controls considered key in these processes. Regarding the testing of detail in operations or transactions, our approach considered the following main procedures:

(i)The evaluation of the definition of CGU by management, based on tests of changes of CGU, and review of the composition of CGU vis-à-vis the criteria established by Technical Pronouncement CPC 01 - Impairment of Assets.

(ii)Support from our team of asset valuation experts in implementing the following key audit procedures:

•comparison of key assumptions with the 2017-2021 Business and Management Plan and sensitivity analysis of these assumptions;

•evaluation of the reasonableness of the key assumptions, including comparisons with benchmarks, understanding of the main variations of the period and retrospective review of the projections;

•evaluation of the criteria used to determine the discount rate and inflation and foreign exchange rate projections;

•review of the internal estimates of oil and gas reserves compared to estimates prepared by independent experts; and

•assessment of the technical ability of the experts responsible for the independent estimate of proven oil and natural gas reserves.

We consider that the criteria and assumptions adopted by the Management to determine the impairment losses, as well as the disclosures in the notes, are reasonable, in all material respects, within the context of the financial statements.

Why it is a Key Audit Matter	How the matter was addressed in the audit

4 - Judicial Proceedings and Contingencies (Note 30)

At December 31, 2016, the Company had provisions of R$ 11,052 million in connection with judicial provisions whose loss expectation was classified as probable. Additionally, the Company is a party to litigations whose losses are classified as possible, in the amount of R$ 216,003 million.

Provisions and contingent liabilities have inherent uncertainties regarding their term and settlement value. Also, the recognition and measurement of contingent provisions and liabilities require the Company to exercise significant judgments to estimate the amounts of the obligations and the likelihood of outflow of resources of the judicial and administrative proceedings to which the Company is a party. This evaluation is based on the opinions of internal and external legal advisors and on management's own judgments.

This matter was considered as one of the key audit matters due to (i) the significance of the amounts of the litigations provided for (contingent liabilities disclosed) in a Note; (ii) the significant judgments on different doctrinal and jurisprudential interpretations used to estimate the amounts and likelihood of outflow of resources arising from these proceedings; and (iii) deficiencies in the controls on completeness and the evaluation of the probability of loss of contingencies, which constituted a significant deficiency identified by the Company in its internal control environment in 2015.

According to the Management Report, that significant deficiency was maintained for the year ended December 31, 2016.

Our audit approach considered the understanding of controls related to judicial proceedings and contingencies, and tests on the effectiveness of controls considered as key. Additionally, in our audit strategy, we involved our team of experts in the labor and tax areas, as appropriate, to read and discuss the judicial proceedings, including the classification of the prognosis of loss attributed by the Company's internal and external legal advisors.

Other significant aspects of our audit approach included evaluating the technical ability of the Company's legal counsel, testing the recalculation of the amount of exposure of judicial and administrative proceedings, testing for financial update in accordance with applicable legislation, obtaining confirmations from external legal advisors and testing of unrecognized contingent liabilities, based on searches on the websites of the relevant courts of law.

We consider that the criteria and assumptions adopted by the Management to determine the provision for lawsuits and contingencies, as well as the disclosures on contingent liabilities, are reasonable, in all material respects, within the context of the financial statements.

Why it is a Key Audit Matter	How the matter was addressed in the audit

5 - Benefits granted to employees (Note 22)

At December 31, 2016, the amounts provided for in the balance sheet totaled R$ 72,668 million.

The amount of the actuarial liability is determined through actuarial calculations prepared by an independent actuary hired by the Company's management, net of guaranteeing assets. The calculation is made based on actuarial assumptions and information recorded of participants of the pension plans and health care.

This matter was considered as one of the key audit matters due to (i) the significance of the balance provided for in the balance sheet referring to benefits granted to employees; (ii) significant judgments regarding the assumptions of the benefit plans; and (iii) the deficiencies in controls over the data generation process to calculate the actuarial liability, which constituted a significant deficiency identified by the Company in its internal control environment in 2015.

According to the Management Report, the internal control deficiencies over the data generation process and assumptions for the calculation of the actuarial liability and valuation of certain guaranteeing assets constituted a significant deficiency for the year ended December 31, 2016.

Our audit approach considered the understanding of key controls related to the process of measuring the actuarial liability and tests on the effectiveness of controls considered as key. In addition, our audit response considered testing of details on the individual information recorded in the databases used to calculate the actuarial liability. The audit evidence deemed necessary was obtained by testing the databases of active and assisted participants in pension and medical care plans.

Other significant aspects of our audit approach included evaluating key assumptions that support the calculation of actuarial liabilities, such as salary growth projections, mortality and disability tables, medical costs and discount rate estimates. These procedures were performed with the support of our team of actuarial calculation experts and included the following key procedures:

•Review of the logical consistency and arithmetic consistency of the model used to estimate the value of the actuarial liability.

•Evaluation of the technical ability of the independent external actuary responsible for preparing the actuarial calculation.

•Review of the reconciliation of the actuarial report with the balances of the Company's financial statements.

In addition, we obtained confirmations from third parties regarding the custody of the plans' guaranteeing assets and tested the fair value of these assets with the support of our team of specialists in the valuation of financial instruments.

We consider that the criteria and assumptions adopted by the Management to determine the value of the actuarial liability, as well as the disclosures in the notes are reasonable, in all material respects, within the context of the financial statements.

6 - Trade receivables - Electricity sector (Note 8.4)

At December 31, 2016, the net balance of trade receivables related to the electricity sector totaled R$ 10,062 million.

A significant portion of the funds used to settle the trade receivables comes from the Fuel Consumption Account (Conta de Consumo de Combustível (CCC). However, amendments to the legislation imposed restrictions that reduced the amounts reimbursed by the CCC, increasing the risk of default of the distributors that operate in this sector and purchase fuel to be used in their thermal plants.

This matter was considered as one of the key audit matters due to those circumstances and the consequent significant judgments in relation to the assumptions used in the determination of the losses on impairment of trade receivables and the significance of the balance of trade receivables.

Our audit approach considered the understanding of the key controls related to the process of measuring impairment losses on trade receivables related to the electricity sector trade receivables and tests of the effectiveness of controls considered as key. As regards the testing of details in operations and transactions, our approach considered the review of the debt acknowledgment agreements entered into between the Company and the companies of the Eletrobras System, understanding of the current stage of the negotiations with the Federal Government and Eletrobras, reading of the official letters and ordinances of the National Electric Energy Agency (ANEEL) and the Ministry of Mines and Energy (MME), as well as the payments received and the reconciliation of the provision for impairment of trade receivables recorded for the total trade receivables of the Electricity sector overdue or without actual guarantees.

We consider that the criteria and assumptions adopted by the Management to determine the impairment losses on trade receivables related to the trade receivables of the electricity sector, as well as the disclosures in the notes, are reasonable, in all material respects, within the context of the financial statements.

Why it is a Key Audit Matter	How the matter was addressed in the audit

7 - Mutual rescissions and advances to suppliers - Shipbuilders (Note 14.4)

In 2016, the Company recognized provisions and write-offs totaling R$ 5,263 million, as follows: (i) provision for impairment of R$ 1,925 million, due to uncertainties on the continuity of the construction of the hulls of platforms P‑71, P‑72 and P‑73; (ii) provision for losses of R$ 2,353 million, referring to the remaining balance of the advances to the suppliers Ecovix and Enseada; (iii) write-off of investments made in the Rio Grande shipbuilder, in the amount of R$505 million, and (iv) write-offs of other investments related to the construction of the hulls of platforms P-71, P72 and P73, in the amount of R$480 million.

Due to the strategic importance of certain assets and the financial difficulties faced by the suppliers contracted for their construction, the Company implemented, in 2015, a blocked account system to make feasible the development of the execution of the work. In the third quarter of 2016, the Company revalued whether the blocked accounts should be kept, which resulted in the recognition of those provisions and write-offs.

This matter was considered as one of the key audit matters due to the significance of the amounts involved and of the deficiencies in the controls related to the necessity of writing off the advances to suppliers that would not result in future economic benefits and recognizing expenses related to the mutual rescission of related agreements, which constituted a significant deficiency identified by the Company in its internal control environment in 2015.

According to the Management Report, that significant deficiency was maintained for the year ended December 31, 2016.

Our audit approach considered the understanding of the main controls related to the process of advances to suppliers and mutual rescissions, as well as tests on the effectiveness of controls considered as key. Additionally, our audit response considered tests on details of transfers made to the blocked accounts, provision for losses referring to advances to the suppliers Ecovix and Enseada and write-offs of investments related to the shipbuilder Rio Grande and the construction of the hulls of platforms P-71, P72 and P73.

Other significant aspects of our audit approach included review of the main contracts and mutual rescissions related to the subject-matter, inspection of subrogation of debt agreements and testing of details in relation to the subsequent financial settlement of the liabilities recorded, as well as the impairment test for the remaining assets.

We consider that the criteria and assumptions adopted by the Management to determine the provisions and write-offs related to the construction of platforms hulls by the suppliers Ecovix and Enseada, as well as the disclosures in the notes, are reasonable, in all material respects, within the context of the financial statements.

Why it is a Key Audit Matter	How the matter was addressed in the audit

8 - Cash flow hedge accounting (Notes 4.3.6 and 33.2)

At December 31, 2016, the Company presented R$ 25,119 million, net of the tax effects, recognized in other comprehensive income, in equity.

The Company designates hedging relationships, in which highly probable future exports are defined as hedged items, and liabilities denominated in foreign currency are used as hedging instruments. The purpose of this accounting practice is to recognize the foreign exchange effects of both the hedged item and the hedging instrument at the same time in the statement of income.

The estimate of highly probable future exports requires the use of significant judgments by the Company's management. Such an estimate can be significantly influenced by changes in the price projections for oil and its byproducts and the future production curve.

This matter was considered as one of the key audit matters in view of the critical estimates and significant judgments used by management to estimate the "highly probable" future exports and the significance of the accumulated balance of foreign exchange variation recognized in Equity arising from the application of the cash flow hedge accounting.

Our audit approach considered the understanding of key controls related to the process of hedge accounting and tests on the effectiveness of controls considered as key. Regarding the testing of detail in operations or transactions, our approach involved evaluating the reasonableness of the main assumptions used by management to estimate future exports. This work was carried out with the support of our team of asset valuation experts.

The audit procedures also included reviewing the criteria used by management to define the portion of future exports deemed "highly probable", in accordance with the criteria established by Technical Pronouncement CPC 38 - Financial Instruments: Recognition and Measurement (CPC 38). In this regard, we reviewed historical export data used by Management to define the highly probable portion, as well as sensitivity analysis of key assumptions and evaluation of potential impacts within a range of possible outcomes.

Other significant aspects of our audit approach included: (i) analysis of the application of hedge accounting by the Company vis a vis the requirements established by CPC 38; (ii) review of the documentation of hedge designations; (ii) test for the recalculation of the foreign exchange variation; and (iv) recalculation of prospective and retrospective effectiveness tests.

We consider that the application of the hedge accounting by the Company, which can be made by the management under the terms of CPC 38, meets the requirements established by that technical pronouncement. Additionally, we consider that the assumptions adopted by the Management to determine the highly probable future exports and foreign exchange losses and gains recorded in other comprehensive income are reasonable, and the disclosures in the notes are appropriate.

Supplementary information

Statements of Value Added

The parent company and consolidated Statement of Value Added for the year ended December 31, 2016, prepared under the responsibility of the Company's management and presented as supplementary information for IFRS purposes, was submitted to the same audit procedures performed in conjunction with the audit of the Company's financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added". In our opinion, these Statements of Value Added are prepared in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole.

Other information accompanying the financial statements and the independent auditor's report

The Company's management is responsible for the other information that comprises the Management Report and the Financial Market Report ("RMF").

Our opinion on the financial statements does not cover the Management Report and the Financial Market Report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the financial statements, our responsibility is to read the Management Report and the Financial Market Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or with our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report and the Financial Market Report, we are required to communicate the matter to those charged with governance. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Rio de Janeiro, March 21, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Statement of Financial Position December 31, 2016 and 2015 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company				Consolidated		Parent Company
Assets	Note	2016	2015	2016	2015	Liabilities	Note	2016	2015	2016	2015

Current assets						Current liabilities
Cash and cash equivalents	7	69,108	97,845	6,267	16,553	Trade payables	16	18,781	24,888	24,384	28,172
Marketable securities	7	2,556	3,047	2,487	2,982	Finance debt	17	31,796	57,334	62,058	52,913
Trade and other receivables, net	8	15,543	21,685	31,073	27,701	Finance lease obligations	18.1	59	73	1,091	1,568
Inventories	9	27,622	29,057	23,500	24,015	Income taxes payable	21.1	412	410	−	−
Recoverable income taxes	21.1	1,961	3,839	786	1,520	Other taxes payable	21.1	11,826	13,139	11,219	11,762
Other recoverable taxes	21.1	6,192	6,893	5,064	4,986	Payroll and related charges		7,159	5,085	6,158	4,212
Advances to suppliers		540	421	361	208	Pension and medical benefits	22	2,672	2,556	2,533	2,436
Others		3,716	5,225	3,466	2,979	Others		6,857	7,599	5,818	3,696
		127,238	168,012	73,004	80,944			79,562	111,084	113,261	104,759
Assets classified as held for sale	10.3	18,669	595	8,260	535	Liabilities on assets classified as held for sale	10.3	1,605	488	170	488
		145,907	168,607	81,264	81,479			81,167	111,572	113,431	105,247

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	17	353,193	435,313	206,421	245,439
Trade and other receivables, net	8	14,832	15,301	10,262	7,335	Finance lease obligations	18.1	736	303	4,975	5,426
Marketable securities	7	293	342	286	260	Deferred income taxes	21.6	856	906	−	−
Judicial deposits	30.2	13,032	9,758	11,735	8,590	Pension and medical benefits	22	69,996	47,618	64,903	44,546
Deferred income taxes	21.6	14,038	23,490	4,873	15,156	Provisions for legal proceedings	30.1	11,052	8,776	8,391	7,282
Other tax assets	21.1	10,236	11,017	9,326	9,485	Provision for decommissioning costs	20	33,412	35,728	32,615	34,641
Advances to suppliers		3,742	6,395	510	1,017	Others		1,790	1,989	1,122	1,334
Others		10,378	9,550	9,106	8,216			471,035	530,633	318,427	338,668
		66,551	75,853	46,098	50,059	Total liabilities		552,202	642,205	431,858	443,915

						Shareholders' equity
						Share capital (net of share issuance costs)	23.1	205,432	205,432	205,432	205,432
Investments	11	9,948	13,772	121,191	115,536	Capital transactions	23.2	1,035	21	1,251	237
Property, plant and equipment	12	571,876	629,831	424,771	442,439	Profit reserves	23.3	77,800	92,612	77,584	92,396
Intangible assets	13	10,663	12,072	8,764	9,133	Accumulated other comprehensive (deficit)	23.4	(34,037)	(43,334)	(34,037)	(43,334)
		659,038	731,528	600,824	617,167	Attributable to the shareholders of Petrobras		250,230	254,731	250,230	254,731
						Non-controlling interests	11.5	2,513	3,199	−	−
						Total equity		252,743	257,930	250,230	254,731
Total assets		804,945	900,135	682,088	698,646	Total liabilities and shareholder's equity		804,945	900,135	682,088	698,646

The Notes form an integral part of these Financial Statements.

Statement of Income December 31, 2016 and 2015 (In millions of reais, unless otherwise indicated)

		Consolidated		Parent Company
	Note	2016	2015	2016	2015
Sales revenues	24	282,589	321,638	223,067	251,023
Cost of sales		(192,611)	(223,062)	(153,725)	(174,717)
Gross profit		89,978	98,576	69,342	76,306

Income (expenses)
Selling expenses		(13,825)	(15,893)	(17,023)	(15,130)
General and administrative expenses		(11,482)	(11,031)	(8,242)	(7,561)
Exploration costs	15	(6,056)	(6,467)	(5,533)	(5,261)
Research and development expenses		(1,826)	(2,024)	(1,823)	(2,011)
Other taxes		(2,456)	(9,238)	(1,305)	(7,730)
Impairment of assets	14	(20,297)	(47,676)	(11,119)	(33,468)
Other expenses, net	25	(16,925)	(18,638)	(9,707)	(17,547)
		(72,867)	(110,967)	(54,752)	(88,708)

Income (loss) before finance income (expense), results in equity-accounted investments and income taxes		17,111	(12,391)	14,590	(12,402)

Net finance income (expenses):	27	(27,185)	(28,041)	(25,704)	(26,187)
Finance income		3,638	4,867	2,418	3,303
Finance expense		(24,176)	(21,545)	(18,967)	(18,951)
Foreign exchange gains (losses) and inflation indexation charges		(6,647)	(11,363)	(9,155)	(10,539)

Results in equity-accounted investments	11	(629)	(797)	(4,576)	(4,294)

Loss before income taxes		(10,703)	(41,229)	(15,690)	(42,883)

Income taxes	21.7	(2,342)	6,058	866	8,047

Loss		(13,045)	(35,171)	(14,824)	(34,836)

Net income (loss) attributable to:
Shareholders of Petrobras		(14,824)	(34,836)	(14,824)	(34,836)
Non-controlling interests		1,779	(335)	−	−
Loss		(13,045)	(35,171)	(14,824)	(34,836)
Basic and diluted loss per common and preferred share (in R$)	23.6	(1.14)	(2.67)	(1.14)	(2.67)

The Notes form an integral part of these Financial Statements.

Statement of Comprehensive Income December 31, 2016 and 2015 (in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2016	2015	2016	2015

Loss for the period	(13,045)	(35,171)	(14,824)	(34,836)

Other comprehensive income

Items that will not be reclassified to the statement of income:
Actuarial losses on defined benefit pension plans	(17,449)	(202)	(15,510)	(208)
Deferred Income tax and social contribution	3,485	(53)	3,219	(2)
	(13,964)	(255)	(12,291)	(210)

Share of other comprehensive income in equity-accounted investments	(12)	(1)	(1,679)	45

Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on cash flow hedge - exports
Recognized in shareholders' equity	40,327	(68,739)	36,607	(60,712)
Reclassified to the statement of income	9,935	7,088	8,994	6,200
Deferred Income tax and social contribution	(17,089)	20,961	(15,504)	18,534
	33,173	(40,690)	30,097	(35,978)
Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	30	35		−

Cumulative translation adjustments in investees (*)
Recognized in shareholders' equity	(15,585)	24,545	(11,209)	23,826
Reclassified to the statement of income	3,693		−
	(11,892)	24,545	(11,209)	23,826

Share of other comprehensive income in equity-accounted investments	1,285	(2,863)	4,391	(7,631)

Total other comprehensive income (loss)	8,620	(19,229)	9,309	(19,948)

Total comprehensive income (loss)	(4,425)	(54,400)	(5,515)	(54,784)

Comprehensive income (loss) attributable to:
Shareholders of Petrobras	(5,520)	(54,785)	(5,515)	(54,784)
Non-controlling interests	1,095	385
Total comprehensive income (loss)	(4,425)	(54,400)	(5,515)	(54,784)
(*) Includes, in the consolidated, a debit of R$ 1,063 (a credit of R$ 2,825 in 2015) relating to cumulative translation adjustments in associates and joint ventures.

The Notes form an integral part of these Financial Statements.

Statement of Cash Flows December 31, 2016 and 2015 (in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2016	2015	2016	2015
Cash flows from Operating activities
Loss	(13,045)	(35,171)	(14,824)	(34,836)

Adjustments for:
Pension and medical benefits (actuarial expense)	8,001	6,388	7,409	5,872
Results in equity-accounted investments	629	797	4,576	4,294
Depreciation, depletion and amortization	48,543	38,574	37,150	28,039
Impairment assets	20,297	47,676	11,119	33,468
Inventory write-down to net realizable value	1,320	1,547	−	14
Allowance for impairment of trade receivables	3,843	3,641	1,072	669
Exploratory expenditures written off	4,364	4,921	3,940	3,784
(Gains) losses on disposal / write-offs of assets	(951)	2,893	(1,399)	3,075
Foreign exchange, indexation and finance charges	27,854	30,752	25,604	26,094
Deferred income taxes, net	(3,280)	(8,911)	(1,010)	(8,047)
Reclassification of cumulative translation adjustment - CTA	3,693	−	−	−
Review and unwinding of discount on the provision for decommissioning costs	(2,591)	1,307	(2,601)	1,274
Decrease (Increase) in assets
Trade and other receivables, net	397	(1,496)	(22,470)	1,485
Inventories	(2,010)	1,730	515	546
Judicial deposits	(3,357)	(2,526)	(3,145)	(2,640)
Other assets	(1,214)	(2,474)	(2,961)	(3,191)
Increase (Decrease) in liabilities
Trade payables	(4,154)	(3,890)	(3,302)	(11,896)
Other taxes payable	3,216	4,510	539	3,740
Income taxes paid	(1,284)	(1,794)	−	−
Pension and medical benefits	(2,634)	(2,367)	(2,465)	(2,232)
Other liabilities	2,072	563	(486)	528
Net cash provided by operating activities	89,709	86,670	37,261	50,040

Cash flows from Investing activities
Capital expenditures	(49,289)	(71,311)	(33,512)	(50,589)
Increase in investments in investees	(455)	(344)	(26,782)	(29,229)
Proceeds from disposal of assets - Divestment	7,231	658	4,304	223
Divestment (Investment) in marketable securities (*)	842	25,971	(1,652)	6,054
Dividends received	1,607	874	3,859	4,699
Net cash used in investing activities	(40,064)	(44,152)	(53,783)	(68,842)

Cash flows from Financing activities
Investments by non-controlling interest	122	243	−	−
Proceeds from financing	64,786	56,158	105,886	117,844
Repayment of principal	(105,832)	(49,741)	(91,877)	(82,544)
Repayment of interest	(25,563)	(20,851)	(7,773)	(6,973)
Dividends paid to non-controlling interests	(239)	(263)	−	−
Proceeds from sale of interest without loss of control (**)	−	1,934	−	1,934
Net cash used in financing activities	(66,726)	(12,520)	6,236	30,261

Effect of exchange rate changes on cash and cash equivalents	(11,656)	23,608	−	−

Net increase / (decrease) in cash and cash equivalents	(28,737)	53,606	(10,286)	11,459

Cash and cash equivalents at the beginning of the year	97,845	44,239	16,553	5,094

Cash and cash equivalents at the end of the period	69,108	97,845	6,267	16,553
(*) In the Parent Company, includes amounts relating to changes in the investment in FIDC-NP (receivables investment fund).
(**) Reclassified from Investing activities.

The Notes form an integral part of these Financial Statements.

Statement of Changes in Shareholders’ Equity December 31, 2016 and 2015 (in millions of reais, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (net of share issuance costs)	Capital transactions	Cumulative translation adjustment	Losses on pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	205,432	(430)	9,959	(14,545)	(17,601)	(1,189)	16,524	4,503	1,393	104,802	−	308,848	1,874	310,722
Balance at January 1, 2015	205,432	(430)				(23,376)				127,222		308,848	1,874	310,722
Realization of deemed cost of associates						(10)					10	−	−	−
Change in interest in subsidiaries		667										667	1,161	1,828
Loss											(34,836)	(34,836)	(335)	(35,171)
Other comprehensive income (loss)			23,826	(255)	(40,690)	(2,829)						(19,948)	719	(19,229)
Distributions:												−	−	−
Offseting of loss against reserves										(34,826)	34,826	−	−	−
Dividends												−	(220)	(220)
Balance at December 31, 2015	205,432	237	33,785	(14,800)	(58,291)	(4,028)	16,524	4,503	1,393	69,976	−	254,731	3,199	257,930
	205,432	237				(43,334)				92,396		254,731	3,199	257,930
Realization of deemed cost of associates						(12)					12	−	−	−
Capital transactions		1,014										1,014	(1,363)	(349)
Loss											(14,824)	(14,824)	1,779	(13,045)
Other comprehensive income (loss)			(11,209)	(13,958)	33,173	1,303						9,309	(689)	8,620
Distributions:
Offseting of loss against reserves										(14,812)	14,812	−
Dividends												−	(413)	(413)
Balance at December 31, 2016	205,432	1,251	22,576	(28,758)	(25,118)	(2,737)	16,524	4,503	1,393	55,164	−	250,230	2,513	252,743
	205,432	1,251				(34,037)				77,584	−	250,230	2,513	252,743

The Notes form an integral part of these Financial Statements.

Statement of Added Value December 31, 2016 and 2015 (in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2016	2015	2016	2015
Income
Sales of products, services provided and other revenues	373,081	414,859	307,808	338,059
Gains and losses on impairment of trade receivables	(3,843)	(3,641)	(1,072)	(669)
Revenues related to construction of assets for own use	49,476	68,703	36,710	53,634
	418,714	479,921	343,446	391,024
Inputs acquired from third parties
Materials consumed and products for resale	(65,864)	(94,453)	(42,210)	(67,401)
Materials, power, third-party services and other operating expenses	(72,846)	(109,876)	(56,412)	(88,143)
Tax credits on inputs acquired from third parties	(19,766)	(22,311)	(17,880)	(19,753)
Impairment of property, plant and equipment, intangible and other assets	(20,297)	(47,676)	(11,119)	(33,468)
Inventory write-down to net realizable value (market value)	(1,320)	(1,547)	−	(14)
	(180,093)	(275,863)	(127,621)	(208,779)

Gross added value	238,621	204,058	215,825	182,245

Depreciation, depletion and amortization	(48,543)	(38,574)	(37,150)	(28,039)

Net added value produced by the Company	190,078	165,484	178,675	154,206

Transferred added value
Share of profit of equity-accounted investments	(629)	(797)	(4,576)	(4,294)
Finance income	3,638	4,867	2,418	6,208
Rents, royalties and others	358	377	860	420
	3,367	4,447	(1,298)	2,334

Total added value to be distributed	193,445	169,931	177,377	156,540

Distribution of added value

Personnel and officers
Direct compensation
Salaries	18,685	19,068	14,445	14,219
	18,685	19,068	14,445	14,219
Benefits (**)
Short-term benefits	4,629	1,452	4,313	1,110
Pension plan	5,069	4,133	4,304	3,705
Medical plan	4,821	3,778	4,359	3,433
	14,519	9,363	12,976	8,248
FGTS	1,273	1,301	1,118	1,151
	34,477	29,732	28,539	23,618
Taxes
Federal (*)	50,141	50,297	44,449	45,198
State	49,565	51,888	31,352	33,074
Municipal	690	725	301	377
Abroad (*)	5,351	6,879	−	−
	105,747	109,789	76,102	78,649

Financial institutions and suppliers
Interest, and exchange and indexation charges	36,819	38,768	32,605	37,180
Rental and affreightment expenses	29,447	26,813	54,955	51,929
	66,266	65,581	87,560	89,109
Shareholders
Non-controlling interests	1,779	(335)	−	−
Absorbed losses	(14,824)	(34,836)	(14,824)	(34,836)
	(13,045)	(35,171)	(14,824)	(34,836)

Added value distributed	193,445	169,931	177,377	156,540

(*) Includes government holdings.
(**) In 2016, include R$ 4,082 in the Consolidated (R$ 418 in 2015), relating to spending on Voluntary Separation Incentive Plan - PIDV (R$ 3,647 in 2016 and R$ 326 in 2015 in the Parent Company).

The Notes form an integral part of these Financial Statements.

Notes to the financial statements (Expressed in millions of Reais, unless otherwise indicated)

1.	The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is a company controlled by the Brazilian government dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”), either independently or through joint ventures or similar arrangements with third parties, to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.	Basis of preparation of financial statements

The financial statements include:

Consolidated financial statements

The consolidated financial statements are being presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and present all relevant information related to financial statements, and only them, corresponding to the information used by the Company’s management.

Individual financial statements

The individual financial statements had been prepared in accordance with accounting practices adopted in Brazil, issued by the CPC. These accounting practices do not differ from IFRS standard to separate financial statement, since 2014, when it permitted investments in associates, subsidiaries and joint ventures to be accounted for by the equity method. Therefore, the individual financial statements are in accordance with the IFRS issued by the IASB. Both individual and consolidated financial statements are disclosed together.

The standards, interpretations and orientations of CPC converge with the International Accounting Standards issued by IASB.

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, financial assets and liabilities measured at fair value and certain current and non-current assets and liabilities, as set out in the summary of significant accounting policies.

The annual financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on March 21, 2017.

2.1.	Statement of added value

The statement of added value present information related to the value added by the Company (wealth created) and how it has been distributed. This statement is presented as supplementary information under IFRS and was prepared in accordance with CPC 09 – Statement of Added Value, approved by CVM Deliberation 557/08.

2.2.	Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real, which is the currency of its primary economic environment of operation. The functional currency of most of the entities that operate in the international economic environment is the U.S. dollar.

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, joint ventures and associates in stable economies are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, joint ventures and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods when the disposal of the investments affects profit or loss.

2.3.	Corrections

For the preparation of the financial statements for the year ended December 31, 2016, the Company has corrected certain amounts from prior periods to conform to current period presentations. The Company concluded that these corrections are not material and they did not affect the income statement and the shareholders’ equity, as described below:

•

Receivables from the electricity sector, in the Parent Company and Consolidated, in the amount of R$ 974, previously accounted for as current assets, were reclassified to trade and other receivables, net within non-current assets;

•

Finance lease installments, in the Consolidated, amounting to R$ 25 were reclassified from trade payables to finance lease obligations within current liabilities, as well as finance lease installments amounting to R$ 149 were reclassified from other non-current liabilities to finance lease obligations within non-current liabilities;

•

Proceeds from disposal of interests in subsidiaries without loss of control, in the Parent Company and Consolidated, in the amount of R$ 1,934, previously presented in the Statement of Cash Flows as investing activities, were reclassified to financing activities;

•	The investment, in the Parent Company, in the receivables investment fund (FIDC-NP), in the amount of R$ 7,812, was reclassified from Marketable Securities – Held-to-maturity to Trade receivables;
•	Fair value of finance debt changed from R$ 385,017 to R$ 426,282 due to changes in the finance debts fair value approach based on inputs other than quoted prices (level 2), as set out in note 17.1.

3.	The “Lava Jato (Car Wash) Operation” and its effects on the Company

In 2009, the Brazilian Federal Police (Polícia Federal) began an investigation called “Lava Jato” (Car Wash) aimed at criminal organizations engaged in money laundering in several Brazilian states. The Lava Jato investigation is extremely broad and involves numerous investigations into several criminal practices focusing on crimes committed by individuals in different parts of the country and sectors of the Brazilian economy.

Beginning in 2014, the Brazilian Federal Prosecutor’s Office focused part of its investigation on irregularities involving Petrobras’s contractors and suppliers and uncovered a broad payment scheme that involved a wide range of participants, including former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractors and suppliers personnel, former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members”. The Company did not make any improper payment.

In addition to the payment scheme, the investigations identified specific instances of other contractors and suppliers that overcharged Petrobras and allegedly used the overpayment received from their contracts with the Company to fund improper payments, unrelated to the payment scheme, to certain former Petrobras personnel. Those contractors and suppliers are not cartel members and acted individually. Petrobras refers to these specific cases as the “unrelated payments.”

Certain former executives of Petrobras were arrested and/or charged for certain crimes such as money-laundering and passive corruption. Other former executives of the Company as well as executives of Petrobras contractors and suppliers were or may be charged as a result of the investigation.

The amounts paid by Petrobras related to contracts with contractors and suppliers involved in the payment scheme were included in historical costs of its property, plant and equipment. However, the Company believes that, under International Accounting Standard IAS 16 – Property, Plant and Equipment, the portion of the payments made to these companies and used by them to make improper payments, which represents additional charges incurred as a result of the payments scheme, should not have been capitalized. Thus, in the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the parent company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

The Company has continuously monitored the investigations for additional information and to assess any potential impact on the adjustments made. No additional information has been identified that impacted the adopted calculation methodology and the recorded adjustment in 2014 for the preparation of the financial statements for the year ended December 31, 2016.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Petrobras will continue to monitor the results of the investigations and the availability of other information concerning the payment scheme.  If information becomes available that indicates with sufficient precision that the estimate described above should be adjusted, Petrobras will evaluate whether the adjustment is material and, if so, recognize it.

3.1.	The Company’s response to the facts uncovered in the investigation

The Company has been closely monitoring the investigations and cooperating fully with the Brazilian Federal Police (Policía Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), Federal Auditor’s Office (Tribunal de Contas da União – TCU), and the Ministry of Transparency, Supervision and Control (Ministério da Transparência , Fiscalização e Controle) in the investigation of all crimes and irregularities. We have responded to numerous requests for documents and information from these authorities.

The Company has also cooperated with the U.S. Securities and Exchange Commission (SEC) and the United States Department of Justice (DOJ), which, since November 2014, have been investigating potential violations of U.S. law based on information disclosed as a result of the Lava Jato investigation.

We have been formally recognized as a victim of the crimes identified under the Lava Jato investigation by the Brazilian Federal Prosecutor’s Office, the lower court hearing the case and also by the Brazilian Supreme Court. As a result, we have entered into 29 criminal proceedings as an assistant to the prosecutor. In addition, we have entered into five criminal proceedings as an interested party. We have also renewed our commitment to continue cooperating with authorities to clarify the issues and report them regularly to our investors and to the public in general.

We do not tolerate corrupt practices and illegal acts perpetuated by any of our employees. Accordingly, in 2016, the Company continued to implement several measures as a response to the facts uncovered in the “Lava Jato” investigation and to improve its corporate governance and compliance systems as described below.

As part of the process of strengthening the internal control structure, among the measures taken in 2016, the Company approved its new Corporate Compliance Policy, performed training programs with personnel and executives focused on the prevention of corruption, reviewed the “Compliance Agents” initiative and adapted its findings to the new organization structure, conducted nearly 12,000 integrity due diligence procedures, and performed background checks as part of the decision making for appointing personnel to key positions.

Internal investigations are still in progress and are being carried out by two independent firms hired in October 2014, which report directly to a Special Committee that serves as a reporting line to the Board of Directors. The Special Committee is composed of our Governance and Compliance Officer, João Adalberto Elek Junior and two other independent and recognized experts: Ellen Gracie Northfleet, former Chief Justice of the Brazilian Supreme Court, who is recognized internationally as a jurist with great experience in analyzing complex legal issues; and Andreas Pohlmann from Germany, former Chief Compliance Officer of Siemens AG (2007-2010), who has broad experience in compliance and corporate governance matters.

We established Internal Investigative Committees (Comissões Internas de Apuração) to investigate instances of non-compliance with corporate rules, procedures or regulations. The Committees’ investigation results are shared with the Brazilian authorities as they progress.

In addition, the Company has been taking the necessary procedural steps to seek compensation for damages suffered from the improper payments scheme, including those related to its reputation.

Accordingly, the Company joined 12 public civil suits addressing acts of administrative misconduct filed by the Brazilian Public Prosecutor’s Office and the Federal Government, including demands for compensation for reputation damages.

In order to secure future compensation to Petrobras for each civil action related to misconduct, the courts granted cautionary orders in certain actions to impound defendants’ property.

To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, the Company may be entitled to receive a portion of such funds. Nevertheless, the Company is unable to reliably estimate further recoverable amounts at this moment. Any recoverable amount will be recognized as income when received or when their economic benefits become virtually certain.

So far, the Company recognized the accumulated amount of R$ 661 as compensations for damages relating to the “Lava Jato” Operation (R$ 432 in 2016) pursuant to leniency and cooperation agreements.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

3.2.	Approach adopted by the Company to adjust its property, plant and equipment for overpayments

As it is not possible to specifically identify the amounts of each overpayment to contractors and suppliers, or periods over which such payments occurred, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write‐off representing the overstatement of its assets resulting from overpayments used to fund improper payments.

As it is impracticable to identify the periods and amounts of overpayments incurred, the Company developed a methodology to estimate the adjustment incurred in property, plant and equipment in the third quarter of 2014 using the five steps described below:

(1) Identify contractual counterparties: the Company listed all the companies identified as cartel members, and using that information the Company identified all of the contractors and suppliers that were either so identified or were consortia including entities so identified.

(2) Identify the period: the Company concluded from the testimony that the payment scheme was operating from 2004 through April 2012.

(3) Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012.  It has identified all of the property, plant and equipment related to those contracts.

(4) Identify payments: the Company calculated the total contract values under the contracts mentioned in step 3.

(5) Apply a fixed percentage to the amount determined in Step 4: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts.

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

For more information on the approach adopted by the Company to estimate the write-off for overpayments incorrectly capitalized, see note 3 to the Company’s audited consolidated financial statements for 2014.

The Company considered all available information for purposes of the preparation of the financial statements for the year ended December 31, 2016 and did not identify any additional information that would impact the adopted calculation methodology and consequently require additional write-offs. Information available to the Company included:

Petrobras has closely monitored the progress of both the investigation by Brazilian authorities and the independent law firms and no new facts that could impact the Company's previously recorded adjustments or change the methodology adopted were discovered. The Company will continuously monitor the investigations for additional information and will review its potential impact on the adjustment made.

3.3.	Investigation involving the Company

Petrobras is not a target of the Lava Jato investigation and is formally recognized as a victim of the improper payments scheme by the Brazilian Authorities.

On November 21, 2014, Petrobras received a subpoena from the U.S. Securities and Exchange Commission (SEC) requesting certain documents and information about the Company.  The Company has been complying with the subpoena and intends to continue to do so, working with the independent Brazilian and U.S. law firms that were hired to conduct an independent internal investigation.

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the stock market. The Company has provided all relevant information required by the authorities.

3.4.	Legal proceedings involving the Company

Note 30 provides information about class actions and other material legal proceedings.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

4.	Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods presented in these consolidated financial statements.

4.1.	Basis of consolidation

The consolidated financial statements include the financial information of Petrobras and the entities it controls (its subsidiaries), joint operations and consolidated structured entities.

Control is achieved when Petrobras: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by Petrobras.

Note 11 sets out the consolidated entities and other direct investees.

Petrobras has no equity interest in certain structured entities and control is not determined by voting rights, but by the power the Company has over the relevant activities of such entities. Consolidated structured entities are set out below:

Consolidated structured entities	Country	Main segment
Charter Development LLC – CDC	U.S.A	E&P
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	RT&M
PDET Offshore S.A.	Brazil	E&P
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate
Fundo de Investimento em Direitos Creditórios Padronizados do Sistema Petrobras	Brazil	Corporate

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

4.2.	Business segment reporting

The information related to the Company’s operating segments (business areas) is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis. This information reflects the views of the Company’s Board of Executive Officers (Chief Operating Decision Maker – CODM).

The measurement of segment results includes transactions carried out with third parties and transactions between business areas, which are charged at internal transfer prices defined by the relevant areas using methods based on market parameters.

The information of operating segments comprises the following business areas:

a) Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil and abroad, for the primary purpose of supplying its domestic refineries and the sale of surplus crude oil and oil products produced in the natural gas processing plants to the domestic and foreign markets. The E&P segment also operates through partnerships with other companies.

b) Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities in Brazil and abroad, exports of ethanol, extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil;

c) Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and abroad, imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power plants in Brazil, in addition to being responsible for the fertilizer business;

d) Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse; and

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

e) Distribution: this segment covers the activities of Petrobras Distribuidora S.A, which operates selling oil products, ethanol and vehicle natural gas in Brazil. This segment also includes distribution of oil products operations abroad (South America).

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

Assets and the statement of income by business area are presented in note 29.

4.3.	Financial instruments
4.3.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

4.3.2.	Marketable securities

Marketable securities comprise investments in debt or equity securities. These instruments are initially measured at fair value, classified and subsequently measured as set out below:

-

Fair value through profit or loss – includes financial instruments purchased and held for trading in the short term. These instruments are measured at fair value with changes recognized in the statement of income in finance income (expenses).

-

Held-to-maturity – includes non-derivative financial instruments with fixed or determinable payments and fixed maturity, for which Management has the clear intention and ability to hold to maturity. These instruments are measured at amortized cost using the effective interest rate method.

-

Available-for-sale – includes non-derivative financial instruments that are designated as available for sale or are not classified as financial assets at fair value through profit or loss or held-to-maturity investments. These instruments are measured at fair value and changes are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income when the instruments are derecognized or realized.

Subsequent changes attributable to interest income or changes in foreign exchange rates or inflation indexation (price indexes) are recognized in the statement of income for all categories, when applicable.

4.3.3.	Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for allowances for impairment or uncollectible receivables.

The Company recognizes an allowance for impairment of trade receivables when there is objective evidence that a loss event occurred after the initial recognition of the receivable and has an impact on the estimated future cash flows, which can be reliably estimated. Impairment losses on trade receivables are recognized in the statement of income in selling expenses.

4.3.4.	Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and subsequently measured at amortized cost using the effective interest rate method.

4.3.5.	Derivative financial instruments

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are initially and subsequently measured at fair value.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Gains or losses arising from changes in fair value are recognized in the statement of income in finance income (finance expense), unless the derivative is qualified and designated for hedge accounting.

4.3.6.	Cash flow hedge accounting

The Company qualifies certain transactions for cash flow hedge accounting.

Hedging relationships qualify for cash flow hedges when they involve the hedging of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that may impact the statement of income.

Gains or losses relating to the effective portion of the hedge are recognized in other comprehensive income, in the shareholders’ equity and recycled to the statement of income in finance income (expense) in the periods when the hedged item affects the statement of income. The gains or losses relating to the ineffective portion are immediately recognized in the statement of income.

When the hedging instrument expires or settled in advance, no longer meets the criteria for hedge accounting or the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective is recorded separately in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to the statement of income.

4.4.	Inventories

Inventories are determined by the weighted average cost method and mainly comprise crude oil, intermediate products and oil products, as well as natural gas, LNG, fertilizers and biofuels, stated at the lower of the average cost, and their net realizable value.

Crude oil and LNG inventories can be traded or used for production of oil products and/or electricity generation, respectively.

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Biofuels mainly include ethanol and biodiesel inventories.

Materials, supplies and others mainly comprise production supplies and operating materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

The amounts presented in the categories above include imports in transit, which are stated at their cost of purchase.

4.5.	Investments in other companies

An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not the ability to exercise control or joint control over those polices. The definition of control is set out in note 4.1.

A joint arrangement is an arrangement over which two or more parties have joint control (pursuant to contractual provisions). A joint arrangement is classified either as a joint operation or as a joint venture depending on the rights and obligations of the parties to the arrangement.

In a joint operation, the parties have rights to the assets and obligations for the liabilities related to the arrangement, while in a joint venture the parties have rights to the net assets of the arrangement.

In the parent company’s financial statements, investments in associates, subsidiaries and joint ventures are accounted for by the equity method from the date on which they become an associate, a joint venture or a subsidiary. In the parent company’s financial statements, only joint operations structured through separate vehicles are accounted for by the equity method. For other joint operations the Company recognizes the amount of its share of assets, liabilities and related income and expenses.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Accounting policies of joint ventures and associates have been adjusted, where necessary, to ensure consistency with the policies adopted by Petrobras. Distributions received from an investee reduce the carrying amount of the investment.

4.6.	Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are not accounted for as business combinations.

The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value. Amounts paid in excess of the fair value are recognized as goodwill. In the case of a bargain purchase, a gain is recognized in the statement of income when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as changes in interest in subsidiaries.

4.7.	Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal and development of crude oil and natural gas production are accounted for using the successful efforts method of accounting, as set out below:

-	Costs related to geological and geophysical activities are expensed when incurred.
-

Amounts paid for obtaining concessions for exploration of crude oil and natural gas (capitalized acquisition costs) are initially capitalized as intangible assets and are transferred to property, plant and equipment upon the declaration of commerciality.

-

Costs directly attributable to exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Exploratory wells that have discovered oil and gas reserves, which cannot be classified as proved when drilling is completed, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

-	Costs related to exploratory wells drilled in areas of unproved reserves are charged to expense when determined to be dry or uneconomic by an expert commission of the Company.
-

Costs related to the construction, installation and completion of infrastructure facilities, such as drilling of development wells, construction of platforms and natural gas processing units, construction of equipment and facilities for the extraction, handling, storing, processing or treating crude oil and natural gas, pipelines, storage facilities, waste disposal facilities and other related costs incurred in connection with the development of proved reserve areas are capitalized within property, plant and equipment.

4.8.	Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use and the estimated cost of dismantling and removing the asset and restoring the site, reduced by accumulated depreciation and impairment losses.

A condition of continuing to operate certain items of property, plant and equipment, such as industrial plants, offshore plants and vessels is the performance of regular major inspections and maintenance. Those expenditures are capitalized if a maintenance campaign is expected occur, at least, 12 months later. Otherwise, they are expensed when incurred. The capitalized costs are depreciated over the period through the next major maintenance date.

Spare parts are capitalized when they are expected to be used during more than one period and can only be used in connection with an item of property, plant and equipment. These are depreciated over the useful life of the item of property, plant and equipment to which they relate.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. General borrowing costs are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful lives of the assets or by applying the unit-of-production method to the related assets. In general, the Company suspends capitalization of borrowing to the extent investments in a qualifying asset hibernates during a period greater than one year or whenever the asset is prepared for its intended use.

Whenever an asset is directly associated to oil and gas production and its estimated lifecycle is equal or greater than the estimated length of reserves depletion, the depreciation of this asset will be accounted for pursuant to the unit-of-production method.

Assets depreciated based on the straight line method include: (i)assets related to oil and gas production with useful lives shorter than the life of the field; (ii) floating platforms; and  (iii) assets that are unrelated to oil and gas production.

The unit-of-production method of depreciation (amortization) is computed based on a unit-of-production basis (monthly production) over the proved developed oil and gas reserves, applied on a field-by-field basis.

Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonuses (capitalized acquisition costs) is recognized using the unit-of-production method, computed based on the units of monthly production over the total proved oil and gas reserves, applied on a field-by-field basis.

Except for land, which is not depreciated, other property, plant and equipment are depreciated on a straight-line basis over its useful life. Note 12.2 provides further information on the estimated useful life by class of assets.

4.9.	Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs), public service concessions, trademarks, patents, software and goodwill. In the individual financial statements, this goodwill is presented in investments.

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas are initially capitalized within intangible assets and are transferred to property, plant and equipment upon the declaration of commerciality. They are not amortized before their transference to property, plant and equipment. Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis.

Internally-generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to completion and use of assets, probable future economic benefits, and others.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment. Their useful lives are reviewed annually.

4.10.	Impairment of property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets with definitive lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets are assessed for impairment at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (the cash-generating unit - CGU).

Assets related to development and production of oil and gas and (fields or group of fields) assets that have indefinite useful lives, such as goodwill acquired in business combinations, are tested for impairment annually, irrespective of whether there is any indication of impairment, or when any indication of impairment occurs.

The impairment test is performed through the comparison of the carrying amount of an individual asset or a cash-generating unit (CGU) with its recoverable amount. Whenever the recoverable amount is less than the carrying amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the existing synergies between the Company’s assets and businesses, as well as the expectation of the use of its assets for their remaining useful lives, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit, discounted at a pre-tax discount rate. This rate is obtained from the Company’s post-tax weighted average cost of capital (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent business and management plan and strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

4.11.	Impairment of associates and joint ventures (equity-accounted investments)

The Company assesses its investments in associates and joint ventures (equity-accounted investments) for impairment whenever there is an indication that their carrying amounts may not be recoverable.

By performing impairment testing of an equity-accounted investment, goodwill, if exists, is also considered part of the carrying amount to be compared to the recoverable amount.

Except when specifically indicated, value in use is generally used by the Company for impairment testing purposes in the proportion to the Company’s interests in the present value of future cash flow projections via dividends and other distributions.

Reversals of previously recognized impairment losses are permitted.

4.12.	Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased item are recognized as finance leases.

For finance leases, when the Company is the lessee, assets and liabilities are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments, both determined at the inception of the lease.

Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

When the Company is the lessor, a receivable is recognized at the amount of the net investment in the lease.

If a lease does not transfer substantially all the risks and rewards incidental to ownership of the leased item, it is classified as an operating lease. Operating leases are recognized as expenses over the period of the lease.

Contingent rents are recognized as expenses when incurred.

4.13.	Assets classified as held for sale

Non-current assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will, principally, be recovered through the sale transaction rather than through continuing use.

The Company has an effective divestment program and is considering opportunities of divestments in several areas where it operates. The divestment portfolio is dynamic because changes in market conditions and/or in the Company’s evaluation of its different businesses may affect any ongoing negotiation or potential transaction.

The condition for classification as held for sale is met only when the sale is approved by the Company’s Board of Directors and the asset or disposal group is available for immediate sale in its present condition and there is the expectation that the sale occurs within 12 months after the classification as held for sale. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale. However, extended period required to complete a sale does not preclude an asset (or disposal group) from being classified as held for sale if the delay is caused by events or circumstances beyond the Company’s control and there is sufficient evidence that it remains committed to its plan to sell the assets (or disposal groups).

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities are presented separately in the statement of financial position.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

4.14.	Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility when it terminates its operations due to the exhaustion of the area or economic feasibility.

Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (with a corresponding liability) based on the present value of the expected future cash outflows, discounted at a risk-adjusted rate when a future legal obligation exists and can be reliably measured.

Decommissioning costs estimates for oil and natural gas producing properties are initially recognized after a field is declared to be commercially viable.

The part of the cost of an asset relating to decommissioning costs estimates is depreciated on the same basis of its corresponding property, plant and equipment. Unwinding of the discount on the corresponding liability is recognized as a finance expense, when incurred. Decommissioning costs estimates are revised annually, at least.

4.15.	Provisions, contingent assets and contingent liabilities

Provisions are recognized when there is a present obligation that arises from past events and for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which must be reasonably estimable.

Contingent assets and liabilities are not recognized, but contingent liabilities are disclosed whenever the likelihood of loss is considered possible, including those for which the amount outflow of resources are not reasonably estimable.

4.16.	Income taxes

Income tax expense for the period includes current and deferred tax.

a)	Current income taxes

Since 2015, the Company has adopted the provisions of law 12.973/14 in order to determine its taxable profit for the year. This law superseded the Transition Tax Regime (Regime Tributário de Transição-RTT).

Current tax expense is computed based on taxable profit for the year, calculated using tax rates that have been enacted or substantively enacted at the end of the reporting period.

Current income taxes are offset when they relate to income taxes levied on the same taxable entity and tax authority , when a legally right and intention to set off current tax assets and current tax liabilities exists.

b)	Deferred income taxes

Deferred income taxes are recognized on temporary differences between the tax base of an asset or liability and its carrying amount. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and carryforward of unused tax losses or credits to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized. When there are insufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, a deferred tax is recognized to the extent that it is probable that the entity will have sufficient taxable profit in future periods, based on projections approved by Management and supported by the Company’s Business and Management Plan.

Deferred tax assets and deferred tax liabilities are measured at the tax rates that have been enacted or substantively enacted by the end of the reporting period, and they are offset when relate to income taxes levied on the same taxable entity, when a legally enforceable right to set off current tax assets and current tax liabilities exists and when the deferred tax assets and deferred tax liabilities relate to taxes levied by the same tax authority on the same taxable entity.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

4.17.	Employee benefits (Post-Employment)

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent qualified actuary (updating for material changes in actuarial assumptions and estimates of expected future benefits), using the projected unit credit method, net of the fair value of plan assets, when applicable, from which the obligations are to be directly settled.

Actuarial assumptions include demographic assumptions, financial assumptions, medical costs estimates, historical data related to benefits paid and employee contributions.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Changes in the net defined benefit liability (asset) are recognized when they occur, as follows: i) service cost and net interest cost in the statement of income; and ii) remeasurements in other comprehensive income.

Service cost comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, modification, or withdrawal of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability (asset) is the change during the period in the net defined benefit liability (asset) that arises from the passage of time.

Remeasurement of the net defined benefit liability (asset) is recognized in shareholders’ equity, in other comprehensive income, and comprises: (i) actuarial gains and losses and; (ii) the return on plan assets, less interest income earned on these assets.

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage of salaries.

4.18.	Share capital and distributions to shareholders

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares (share issuance costs) are presented (net of tax) in shareholders’ equity as a deduction from the proceeds.

To the extent the Company proposes distributions to shareholders, such dividends and interest on capital are determined in accordance with the limits defined in the Brazilian Corporation Law and in the Company’s bylaws.

Interest on capital is a form of dividend distribution, which is deductible for tax purposes in Brazil to the entity distributing interest on capital. Tax benefits from the deduction of interest on capital are recognized in the statement of income.

4.19.	Other comprehensive income

Other comprehensive income includes: i) changes in fair value of available-for-sale financial instruments; ii) effective portion of cash flow hedge; iii) remeasurement of defined benefit plans; and iv) cumulative translation adjustment.

4.20.	Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

4.21.	Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Revenues from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains or losses on marketable securities measured at fair value, as well as net foreign exchange and inflation indexation charges. Finance expense does not include borrowing costs which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

5.	Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, income and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.

Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company’s financial condition and results of operations is set out as follows:

5.1.	Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and drilling fluid sample data and are used as the basis for calculating unit-of-production depreciation, depletion and amortization rates, impairment testing, decommissioning costs estimates and for projections of high probable future exports subject to cash flow hedge.

These estimates require the application of judgment and are reviewed at least annually based on a re-evaluation of already available geological, reservoir or production data and new geological, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in the Company’s development strategy or in the production capacity.

The Company determines its oil and gas reserves both pursuant to the U.S. Securities and Exchange Commission - SEC and the ANP/SPE (Brazilian Agency of Petroleum, Natural Gas and Biofuels / Society of Petroleum Engineers) criteria. The main differences between the two criteria are: selling price of crude oil (ANP/SPE establishes the use of the Company’s forecasted price, while SEC determines the use of an average price considering the each first day of the last 12 months); concession period (ANP permission for the use of reserve quantities after the concession period). Additionally, pursuant to the SEC criteria, only proved reserves are determined, while proved and unproved reserves are determined pursuant to the ANP/SPE criteria.

According to the definitions prescribed by the SEC, proved oil and gas reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Proved reserves are subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Detailed information on reserves is presented as supplementary information.

a)	Impacts of oil and gas reserves on depreciation, depletion and amortization

Depreciation, depletion and amortization are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Reviews to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the statement of income and the carrying amounts of oil and gas properties assets.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Therefore, considering all other variables being constant, a decrease in estimated proved reserves would increase, prospectively, depreciation, depletion and amortization expense, while an increase in reserves would reduce depreciation, depletion and amortization.

Notes 4.8 and 12 provide more detailed information about depreciation, amortization and depletion.

b)	Impacts of oil and gas reserves on impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note 4.10. In general, analyses are based on proved reserves and probable reserves pursuant to the ANP/SPE definitions.

c)	Impacts of oil and gas reserves on decommissioning costs estimates

The timing of abandonment and dismantling of on shore and offshore areas is based on the length of reserves depletion, in accordance with ANP/SPE definitions. Therefore, the review of the timing of reserves depletion may impact the provision for decommissioning cost estimates.

d)	Impacts of oil and gas reserves on highly probable future exports subject to cash flow hedge

The Company estimates highly probable future exports in accordance with future exports forecasted in the scope of its  Business and Management Plan - BMP and its Strategic Plan projections, which are driven by proved and probable reserves estimates. Reviews in such reserves may impact future exports forecasts and, consequently, hedge relationship designations may also be impacted. For example, whenever future exports for which a hedging relationship has been designated are no longer considered as highly probable, the Company revokes this designation and the cumulative foreign exchange gains or losses recognized in other comprehensive income remain in shareholders’ equity until the forecast exports occur. Additionally, if the future exports are also no longer expected to occur, the cumulative foreign exchange recognized in other comprehensive income is immediately recycled from shareholders’ equity to the statement of income.

5.2.	Main assumptions for impairment testing

Impairment testing involves uncertainties mainly related to its key assumptions: average Brent prices and Real/U.S. dollar average exchange rate. These assumptions are relevant to virtually all of the Company’s business segments and a significant number of interdependent variables are derived from these key assumptions and there is a high degree of complexity in their application in determining value in use for impairment tests.

The markets for crude oil and natural gas have a history of significant price volatility and although prices can drop precipitously, industry prices over the long term tends to continue being driven by market supply and demand fundamentals.

Projections relating to the key assumptions are derived from the Business and Management Plan for the first five years and consistent with Strategic Plan for the following years. These assumptions are consistent with market evidence, such as independent macro-economic forecasts, industry commentators and experts. Back testing analysis and feedback process in order to continually improve forecast techniques are also performed.

The Company’s oil price forecast model is based on a nonlinear relationship between variables reflecting market supply and demand fundamentals. This model also takes into account other relevant factors, such as historical idle capacity, industry costs, oil and gas production forecasted by specialized firms, the relationship between the oil price and the U.S. dollar exchange rate, as well as the impact of OPEC on the oil market.

Changes in the economic environment may result in changing assumptions and, consequently, the recognition of impairment charges on certain assets or CGUs. For example, the Brent price directly impacts the Company’s sales revenue and refining margins, while the Real/U.S. dollar exchange rate mainly impacts our capital and operating expenditures.

Changes in the economic and political environment may also result in higher country risk projections and then discount rates for impairment testing would be increased.

In addition, changes in reserve volumes, production curve expectations and lifting costs could trigger the need for impairment assessment, as well as capital expenditure decisions, which are also affected by the Company’s plan to reduce its leverage, may result in postponement or termination of projects reducing their economic feasibility.

The recoverable amount of certain assets was not substantially in excess of their carrying amounts and, therefore, it is reasonably possible that outcomes in future periods that are different from the current assumptions may result in the recognition of additional impairment charges on these assets, as described in note 14.1.1.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Further information on impairment testing is set out in notes 4.10, 5.3 and 14.

5.3.	Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGUs) requires management assumptions and judgment, based on the Company’s business and management model.

Changes in the aggregation of assets into Cash-Generating units (CGUs) could result in additional impairment charges or reversals. Such changes may occur when investment, strategic or operational factors result in changes in the interdependencies between those assets and, consequently, alter the aggregation of assets into CGUs.

The assumptions set out below have been consistently applied by the Company:

Exploration and Production CGUs:

i) Crude oil and natural gas producing properties CGU: comprises exploration and development assets related to crude oil and natural gas fields and groups of fields in Brazil and abroad. In September 2016, the aggregations of assets for Fazenda Cedro and Lagoa Suruaca groups, both located in Espírito Santo, were reviewed and impairment tests were run separately for those individual fields due to the discontinuation of a relevant shared infrastructure in the production process, as approved in 2017-2021 BMP; and

The drilling rigs are not part of any grouping of assets and are assessed for impairment separately.

Refining, transportation and marketing CGUs:

i) Downstream CGU: comprises refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro, with a combined and centralized operation of logistical and refining assets in Brazil.  These assets are managed with a common goal of achieving efficiency, profitability and strategic value long term on a nationwide basis.  They are not operated for the generation of profit by asset/location. The operational planning is made in a centralized manner and these assets are not managed, measured or evaluated by their individual results. The refineries do not have autonomy to choose the oil to be processed, the mix of oil products to produce, the markets in which these products will be traded, which amounts will be exported, which intermediaries will be received and to decide the sales prices of oil products. The operational decisions are analyzed through an integrated model of operational planning for market supply. This model evaluates the solutions to supply the market considering all the options for production, importing, exporting, logistics and inventories seeking a comprehensive optimum of Petrobras and not the profit of each unit. The decision regarding a new investment is not based on the profitability of the project for the asset where it will be installed, but for the Petrobras Group. The model in which the entire planning is based, used in the studies of technical and economic feasibility of new investments in refining, may, in its indications, allocate a lower economic kind of oil to a certain refinery or define a lower economic mix of products to it, or even force it to supply more distant markets (area of influence), leading it to operate with reduced margins if seen individually, in case this is the best for the integrated system as a whole. Pipelines and terminals are an integral part and interdependent portion of the refining assets, required to supply the market;

ii) CGU Comperj – comprises assets under construction of the first refining unit of Petrochemical Complex of Rio de Janeiro. In 2014, the Company decided to postpone this project for an extended period of time;

iii) CGU Second Refining Unit of RNEST – comprises assets under construction of the second refining unit of Abreu e Lima refinery. In 2014, the Company decided to postpone this project for an extended period of time;

iv) Petrochemical CGU: This CGU was composed of the PetroquímicaSuape and Citepe petrochemical plants until November 2016. In December 2016, the Company’s Board of Directors approved the sale of these plants and, consequently, these assets were not aggregated as a CGU as of December 31, 2016, pursuant to their reclassification to assets held for sale;

v) Transportation CGU: comprises assets relating to Transpetro’s fleet of vessels. Recurrent delays in the construction of support vessels for transporting ethanol over the Tietê River led the management of the wholly-owned subsidiary Transpetro, in September 2016, to terminate the construction contracts for a new group of support vessels in the scope of Hidrovias project. As a result, this project was postponed and its completed assets were reviewed and tested for impairment separately;

vi) SIX CGU: shale processing plant; and

vii) Other operations abroad defined as the smallest group of assets that generates independent cash flows.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Gas & Power CGUs:

i) Natural gas CGU: comprises natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants other than the Fertilizer Plant UFN III, which is assessed for impairment separately. In September 2016, the Board of Directors approved the disposal of interest in the subsidiary NTS and, as a consequence, its pipelines were removed from this CGU;

ii) CGU UFN III: comprises assets under construction of the fertilizer plant Unidade de Fertilizantes e Nitrogenados III (UFN III). The Company decided to postpone this project for an extended period of time;

iii) Power CGU: comprises the thermoelectric power generation plants. In December 2016, the Company’s Board of Directors approved the strategic alliance with Total that, among other matters, outlines the share of 50% interests in the power plants Celso Furtado and Rômulo Almeida. Accordingly, these assets were removed from this CGU; and

iv) Other CGUs: operations abroad defined as the smallest group of assets that generates largely independent cash flows.

Distribution CGU:

Mainly comprises the distribution assets related to the operations of Petrobras Distribuidora S.A.

Biofuels CGUs:

An integrated unit of biodiesel plants defined based on the production planning and operation process, considering domestic market conditions, the production capacity of each plant, as well as the results of biofuels auctions and raw materials supply. Due to the decision to discontinue operations of Quixadá Biofuel Plant, as approved by the Board of Directors of the subsidiary Petrobras Biocombustível in September 2016, impairment test for this Biofuel Plant was run separately.

Investments in associates and joint ventures, including goodwill, are assessed for impairment separately.

5.4.	Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

•

Discount rate: comprises the projected future inflation in addition to an equivalent real interest rate that matches the duration of the pension and health care obligations with the future yield curve of long-term Brazilian Government Bonds; and

•

Medical costs: comprise the projected growth rates based on per capita health care benefits paid over the last five years, which are used as a basis for projections, converge to the general price inflation index within 30 years.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

5.5.	Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which it estimates the amounts of the obligations and the probability that an outflow of resources will be required. Those estimates are based on legal counsel and Management’s best estimates.

Note 30 provides further detailed information about contingencies and legal proceedings.

5.6.	Decommissioning costs estimates

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

These estimates require performing complex calculations that involve significant judgment since: i) the obligations are long-term; ii) the contracts and regulations contain subjective definitions of the removal and remediation practices and criteria involved when the events actually occur; and iii) asset removal technologies and costs are constantly changing, along with regulations, environmental, safety and public relations considerations.

The Company is constantly conducting studies to incorporate technologies and procedures to optimize the operations of abandonment, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainty.

Notes 4.14 and 20 provide further detailed information about the decommissioning provisions.

5.7.	Deferred income taxes

The recognition of deferred tax liabilities and deferred tax assets involves significant estimates and judgments by the Company. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which a deductible temporary difference can be utilized or it is probable that the entity will have sufficient taxable profit in future periods. In evaluating whether it will have sufficient taxable profit in future periods to support the recognition of deferred tax assets, the Company uses future projections and estimates based on its Business and Management Plan (BMP), approved by the Board of Directors annually. Future taxable profits projections are mainly based on the following assumptions: i) Brent crude oil prices; ii) foreign exchange rates; and iii) the Company’s projected net finance expenses (income).

Changes in deferred tax assets and liabilities are presented in note 21.6.

5.8.	Cash flow hedge accounting involving the Company’s future exports

The Company determines its future exports as “highly probable future exports” based on its Business and Management Plan - BMP and its Strategic Plan. The highly probable future exports are determined by a percentage of projected exports revenue over the mid and long term, taking account the Company’s operational and capital expenditure optimization model which considers future uncertainties, such as oil price and production, as well as products demand. Future exports forecasts are reviewed whenever the Company reviews its BMP and Strategic Plan assumptions. The approach for determining exports as highly probable future exports is reviewed annually, at least.

See note 33.2 for more detailed information about cash flow hedge accounting and a sensitivity analysis of the cash flow hedge involving future exports.

5.9.	Write-off – overpayments incorrectly capitalized

As described in note 3, in the third quarter of 2014, the Company wrote off R$ 6,194 of capitalized costs representing the estimated amounts that Petrobras had overpaid for the acquisition of property, plant and equipment.

To account for these overpayments, the Company developed an estimation methodology, as set out in note 3. Petrobras acknowledges the degree of uncertainty involved in the estimation methodology and continues to monitor the ongoing investigations and the availability of other information concerning the amounts it may have overpaid in the context of the payment scheme. If reliable information becomes available that indicates with sufficient precision that the Company’s estimate should be modified, it will evaluate materiality and, if so, adjust.

However, as previously discussed, the Company believes it has used the most appropriate methodology and assumptions to determine the amounts of overpayments incorrectly capitalized and there is no evidence that would indicate the possibility of a material change in the amounts written-off.

5.10.	Allowance for impairment of trade receivables

Management continuously assesses whether there is objective evidence that trade receivables are impaired and recognizes allowances for impairment of trade receivables to cover losses. Such evidence includes insolvency, defaults, judicial recovery claims, a significant probability of a debtor filing for bankruptcy and others.

See note 8 for more detailed information about allowance for impairment of trade receivables.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

6.	New standards and interpretations
a)	IASB - International Accounting Standards Board

The main standards issued by the IASB and not effective as of December 31, 2016 are set out below. The Company did not adopt those standards early.

Standards	Brief Description	Effective Date
IIFRS 15 – “Revenue from Contracts with Customers”

Sets out requirements for recognition, measurement and disclosure of revenue from contracts with customers

According to IFRS 15, revenue is recognized when a customer obtains control of a good or service sold. It changes the current model, based on which revenue is recognized when significant risks and rewards of ownership are transferred. In addition IFRS 15 provides guidance for revenue recognition in more complex cases. Upon adoption of the standard, certain freight services may be identified as a distinct performance obligation from the related products which may change its timing of revenue recognition.  The company continues to evaluate the effect of the standard on its financial statements.

January 1, 2018
IFRS 9 - "Financial Instruments"

Establishes a new model of financial assets classification, based on their cash flow characteristics and entity's business model objective for them. This standard also changes the assumptions of financial assets impairment recognition based on expected losses and adds new requirements regarding hedge accounting.

The Company continues to evaluate the effect of the standard on its financial statements, such as possible changes when classifying and measuring its financial assets based on their contractual cash flows and the business model in which they are held. The Company is also assessing effects on the recoverable amount of its financial assets that may arise from the expected losses approach.

The Company also qualifies certain transaction for cash flow hedge accounting and the evaluation of effects on this accounting policy is ongoing.

January 1, 2018
IFRIC 22 – “Foreign Currency Transactions and Advance Consideration”

Establishes that the date of the transaction, for the purpose of determining the exchange rate in foreign currency transactions, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability.

The company continues to evaluate the effect of the standard on its financial statements.

January 1, 2018

IFRS 16 – “Leases”

On January 13, 2016, the IASB issued IFRS 16 "Leases", which will become effective for the financial report period beginning on or after January 1, 2019, superseding IAS 17 "Leases" and related interpretations.

IFRS 16 provides requirements for leases identification, recognition, measurement, presentation and disclosure according to the lessee and lessor perspectives.

Among the changes for lessees, IFRS 16 eliminates classification between financial and operating leases, required by IAS 17. Therefore, it will be a single model in which all leases will result in the recognition of assets related to the use of rights of assets leased. If the payments provided for in the commercial lease are due over time, financial liabilities should be recognized as well.

For lessors, IFRS 16 will maintain the classification as either financial or operating leases as required by IAS 17. IFRS 16 will not substantially change the way leases will be accounted for lessors when compared to IAS 17.

The Company is assessing the impacts of this new standard and believes that the adoption of IFRS 16 may cause a significant increase in assets and liabilities presented in its consolidated statement of financial position. Accordingly, the Company may also need to negotiate some covenants in its loan agreements with BNDES – (Brazilian Development Bank) when a reliable estimate of these impacts can be made.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

7.	Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	Consolidated		Parent Company
	12.31.2016	12.31.2015	12.31.2016	12.31.2015

Cash at bank and in hand	1,926	3,157	17	4
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	3,845	3,599	849	1,100
Other investment funds	427	42	1	2
	4,272	3,641	850	1,102
- Abroad
Time deposits	10,053	51,842	−	−
Automatic investing accounts and interest checking accounts	31,875	34,471	5,400	15,447
Treasury bills	17,004	−	−	−
Other financial investments	3,978	4,734	−	−
	62,910	91,047	5,400	15,447
Total short-term financial investments	67,182	94,688	6,250	16,549
Total cash and cash equivalents	69,108	97,845	6,267	16,553

Short-term financial investments in Brazil comprise investment in funds, with maturities of three months or less, holding Brazilian Federal Government Bonds. Short-term financial investments abroad comprise time deposits with maturities of three months or less, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments, including U.S. Treasury bills.

Marketable securities

	Consolidated						Parent Company
	12.31.2016			12.31.2015			12.31.2016	12.31.2015
	In Brazil	Abroad	Total	In Brazil	Abroad	Total	Total	Total
Trading securities	2,556	−	2,556	3,042	−	3,042	2,487	2,982
Available-for-sale securities	1	−	1	21	5	26	1	2
Held-to-maturity securities	292	−	292	271	50	321	285	258
Total	2,849	−	2,849	3,334	55	3,389	2,773	3,242
Current	2,556	−	2,556	3,042	5	3,047	2,487	2,982
Non-current	293	−	293	292	50	342	286	260

Trading securities refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are mostly classified as current assets due to their maturity or the expectation of their realization in the short term.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

8.	Trade and other receivables
8.1.	Trade and other receivables, net
	Consolidated		Parent Company
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Trade receivables
Third parties	21,182	28,358	7,585	10,975
Related parties
Investees (note 19.7)	1,809	2,085	20,304	15,176
Investments in the Receivables Investment Fund - FIDC-NP (note 19.4)(*)	−	−	11,301	7,812
Receivables from the electricity sector (note 8.4)	16,042	13,335	5,995	3,940
Petroleum and alcohol accounts - receivables from Brazilian Government (note 19.8)	875	857	875	857
Other receivables	8,149	6,625	2,951	2,790
	48,057	51,260	49,011	41,550
Allowance for impairment of trade receivables	(17,682)	(14,274)	(7,676)	(6,514)
Total	30,375	36,986	41,335	35,036
Current	15,543	21,685	31,073	27,701
Non-current	14,832	15,301	10,262	7,335

(*) In 2015, reclassified from Marketable securities.

8.2.	Trade receivables overdue - Third parties
	Consolidated		Parent Company
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Up to 3 months	1,313	1,229	609	328
From 3 to 6 months	218	701	90	412
From 6 to 12 months	1,339	3,135	412	2,775
More than 12 months	8,637	6,775	4,332	2,498
Total	11,507	11,840	5,443	6,013

8.3.	Changes in the allowance for impairment of trade receivables
	Consolidated		Parent Company
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Opening balance	14,274	8,956	6,514	4,873
Additions (*)	4,532	7,133	1,400	3,830
Write-offs	(28)	(41)	−	−
Reversals	(595)	(2,476)	(238)	(2,189)
Cumulative translation adjustment	(501)	702	−	−
Closing balance	17,682	14,274	7,676	6,514
Current	6,551	6,727	4,414	4,150
Non-current	11,131	7,547	3,262	2,364

(*) In 2016, includes additions mainly relating to: R$ 1,242 from electricity sector and R$ 2,045 from losses on advances to suppliers, debts assumptions and  termination costs relating to agreement with Ecovix shipyard. In 2015, includes additions mainly relating to:  R$ 4,056 from electricity sector and R$ 1,206 from losses on fines executed.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

8.4.	Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)
	Consolidated
					Allowance for impairment
	As of 12.31.2015	Sales	Amounts received	Transfers (*)	Recognition, net of reversals	Transfers (*)	Inflation indexation	As of 12.31.2016
Related parties (Eletrobras Group)
AME(**)	7,793	1,707	(2,513)	2,445	(1,070)	(1,255)	958	8,065
Ceron(***)	1,111	175	(237)	−	−	−	152	1,201
Others	302	319	(347)	−	(9)	−	48	313
Subtotal	9,206	2,201	(3,097)	2,445	(1,079)	(1,255)	1,158	9,579
Third parties
Cigás	558	2,321	(1,069)	(2,445)	(153)	1,255	1	468
Others	168	1,123	(1,274)	−	(10)	−	8	15
Subtotal	726	3,444	(2,343)	(2,445)	(163)	1,255	9	483
Trade receivables, net	9,932	5,645	(5,440)	−	(1,242)	−	1,167	10,062

Trade receivables - Eletrobras Group	13,335	2,201	(3,097)	2,445	−	−	1,158	16,042
(-) Allowance for impairment	(4,129)	−	−	−	(1,079)	(1,255)	−	(6,463)
Subtotal	9,206	2,201	(3,097)	2,445	(1,079)	(1,255)	1,158	9,579
Trade receivables - Third parties	3,018	3,444	(2,343)	(2,445)	−	−	9	1,683
(-) Allowance for impairment	(2,292)	−	−	−	(163)	1,255	−	(1,200)
Subtotal	726	3,444	(2,343)	(2,445)	(163)	1,255	9	483
Trade receivables - Total	16,353	5,645	(5,440)	−	−	−	1,167	17,725
(-) Allowance for impairment	(6,421)	−	−	−	(1,242)	−	−	(7,663)
Trade receivables, net	9,932	5,645	(5,440)	−	(1,242)	−	1,167	10,062
(*) Transfer of overdue receivables from Cigás to AME, pursuant to the purchase and sale agreement of natural gas (upstream and downstream) entered into by Petrobras, Cigás and AME.
(**) Amazonas Distribuidora de Energia
(***) Centrais Elétricas do Norte

The Company supplies fuel oil, natural gas, and other products to entities that operate in the isolated electricity system in the northern region of Brazil, such as thermoelectric power plants controlled by Eletrobras, state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE). The isolated electricity system provides the public service of electricity distribution in the northern region of Brazil as the Brazilian National Interconnected Power Grid (Sistema Interligado Nacional) has not yet met the demand for electricity due to technical or economic reasons.

A significant portion of the funds used by those companies to pay for products supplied by the Company came from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, principally relating to the Provisional Measure 579/2012 which significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System, funds transferred from the CCC to these electricity companies have not been sufficient for them to meet their financial obligations and, as a result, some have not been able to pay the total amount for the products supplied by the Company, increasing the default rate of those customers to the Company.

The Company intensified the negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), other private companies and entities controlled by Eletrobras. As a result, on December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged it owed R$ 8,601 to the Company, of which R$ 7,380 were collateralized. This amount has been adjusted by the Selic interest rate (Brazilian short-term interest rate) on a monthly basis. Under this agreement, the first of 120 monthly installments was paid in February 2015 and these payments have continued.

In order to mitigate an increase in default rates, on September 1, 2015 the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) enacted the Normative Instruction 679 enabling the Company to receive funds directly from the CCC, as these funds would be paid directly from the CCC for products supplied in the prior month with a limit of 75% of the average payments made by the CCC in the previous three months.

The Company had expected that the abovementioned rule would have strengthened the financial situation of the companies in the electricity sector. However, this has not occurred and the level of these defaults increased. Accordingly, in 2015 the Company recognized R$ 1,876 as allowance for impairment of trade receivables (net of reversals) with respect to uncollateralized receivables outstanding since December 1, 2014.

In 2016, the Company recognized an allowance for impairment of trade receivables (net of reversals) in the amount of R$ 1,242 mainly relating to new supplies of: (i) fuel oil by legal enforcement (injunction) in the first quarter of 2016; and (ii) natural gas. Accordingly, the Company has adopted the following measures:

•	judicial collection of overdue receivables with respect to natural gas supplied to Amazonas Distribuidora de Energia (AME), Eletrobras and Cigás;

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

•	judicial collection of overdue receivables with respect to fuel oil supplied by the wholly-owned subsidiary BR Distribuidora to companies of Eletrobras Group (Amazonas, Acre, Rondônia and Roraima);
•	partial suspension of gas supply;
•	suspension of fuel oil supply on credit, except when legally enforced; and
•	registration of entities controlled by Eletrobras as delinquent companies in the Brazilian Central Bank files and registration of AME as a delinquent company in ANEEL files.

Excluding the effects of foreign exchange translation, the amount of trade receivables from the electricity sector remained relatively flat mainly due to contractual clauses of amortization established in the debt acknowledgement agreement, which determine the payment of 15% of the amount of renegotiated debt within 36 months and the remaining 85% to be paid in 84 installments beginning in January 2018. Therefore, the Company expects the balance of trade receivables from the electricity sector will decrease from 2018 onwards as the amounts to be received will be higher than sales and inflation indexation on debt acknowledgement agreements.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

9.	Inventories
	Consolidated		Parent Company
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Crude oil	11,485	11,305	9,961	10,425
Oil products	8,634	8,613	7,091	6,612
Intermediate products	2,281	2,390	2,281	2,390
Natural gas and LNG (*)	435	989	310	436
Biofuels	686	616	74	65
Fertilizers	85	239	66	190
Total products	23,606	24,152	19,783	20,118
Materials, supplies and others	4,053	4,967	3,755	3,935
Total	27,659	29,119	23,538	24,053
Current	27,622	29,057	23,500	24,015
Non-current	37	62	38	38

(*) LNG - Liquid Natural Gas

Inventories are presented net of a R$ 92 allowance reducing inventories to net realizable value (R$ 607 as of December 31, 2015), mainly due to changes in international prices of crude oil and oil products. In 2016, the Company recognized as cost of sales a R$ 1,320 allowance charge (net of reversals) reducing inventories to net realizable value (R$ 1,547 in the same period of 2015).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,449 (R$ 6,711 as of December 31, 2015), as set out in note 22.1.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

10.	Disposal of Assets and other changes in organizational structure
10.1.	Disposal of Assets

Termination of the contract for the sale of Bijupirá and Salema fields (BJS)

On February 26, 2016, Petro Rio S.A. terminated the contracts signed with the Company on July 1, 2015, for the sale of 20% interest in Bijupirá and Salema concessions (BJS) and in the Dutch joint operation BJS Oil Operations B.V. (BJSOO BV). Accordingly, the amounts relating to these fields were reclassified from assets and liabilities held for sale back to property, plant and equipment (R$ 527) and to provision for decommissioning costs (R$ 493), respectively.

Due to the aforementioned reclassification, the respective assets were depreciated based on their historical data and their recoverable amounts were reassessed. As a result, the Company recognized, in the first quarter of 2016, an impairment loss as set out in note 14.1.

Sale of Petrobras Argentina

On May 12, 2016, the Board of Directors approved the disposal of the Company’s entire 67.19% interest in Petrobras Argentina - PESA, owned through the subsidiary Petrobras Participaciones S.L. (“PPSL”), to Pampa Energía.

On July 27, 2016, the amount of US$ 897 million was disbursed by Pampa Energia and, on December 14, 2016, additional US$ 3 was paid due to contractual clauses. Accordingly, the Company recognized a gain of R$ 684 on this sale, as other expenses, net. In addition, the amount of R$ 3,627 was reclassified from shareholders’ equity to other expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the depreciation of Argentinian Peso against the U.S Dollar from the acquisition of this investment to its disposal (see note 23.4).

On October 28, 2016, as expected, the Company concluded this transaction with the acquisition of 33.6% of the concession of Rio Neuquén in Argentina and 100% of Colpa Caranda asset in Bolivia for the amount of US$ 56 million, after adjustments relating to Colpa Caranda asset.

Disposal of distribution assets in Chile

On July 22, 2016, the Company signed a sale and purchase agreement with the Southern Cross Group for the sale of 100% of Petrobras Chile Distribución Ltda (PCD), held through Petrobras Caribe Ltda.

Pursuant to this disposal approval by the Board of Directors, the respective assets were classified as held for sale and measured at their estimated exit price and, as a result, the Company recognized impairment charges as set out in note 14.2.

This transaction was concluded on January 4, 2017 and the net proceeds from this deal were US$ 470 million, of which US$ 90 million were received via distribution of dividends after taxes on December 9, 2016 and the remaining US$ 380 million were paid by Southern Cross in the transaction closing.

Disposal of interest in exploratory block BM-S-8

On July 28, 2016 the Board of Directors of Petrobras approved the disposal of the Company’s 66% interest in the exploratory block BM – S-8 to Statoil Brasil Óleo e Gás Ltda, which includes the Carcará area located in the pre-salt layer of Santos Basin, for the amount of US$ 2.5 billion.

The Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis) – ANP approved this transaction on September 8, 2016 and November 10, 2016, respectively.

After performing all conditions precedent established in the agreement, on November 22, 2016 the Company received the first installment in the amount of US$ 1.25 billion, corresponding to 50% of the transaction and, as a result of the transaction closing, the Company recognized a gain in the amount of R$ 2.9 billion as other expenses, net. The remaining amount will be recognized based on two contingent payments relating to future events: the bid for an extended adjacent area of the Carcará reservoir (US$ 300 million) and the signing of the unitization agreement (US$ 950 million).

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Disposal of interest in Nova Transportadora do Sudeste (NTS) and related changes in organizational structure

After a corporate restructuring intended to concentrate the transportation assets of the southeastern region in NTS (Rio de Janeiro, Minas Gerais and São Paulo), the Company’s Board of Directors approved on September 22, 2016 the sale of 90% interest in Nova Transportadora do Sudeste (NTS) to Brookfield Infrastructure Partners (BIP) and its affiliates, through a Private Equity Investment Fund (FIP) whose other shareholders are British Columbia Investment Management Corporation (BCIMC), CIC Capital Corporation (wholly-owned subsidiary of China Investment Corporation - CIC) and GIC Private Limited (GIC).

The following changes in organizational structure occurred as part of this process:

-

The Extraordinary General Meeting of NTS, held on October 21, 2016, approved an increase to its share capital in the amount of R$ 2.31 billion, based on independent expert report dated on October 14, 2016, through net assets of the Company’s subsidiary TAG. This capital increase approval depended on ANP permission through the issuance of Permissions of Provisional Operation (Autorizações de Operação Provisórias), as occurred on October 24, 2016.

-

The Extraordinary General Meeting of the TAG, held on October 21, 2016, approved a reduction to its share capital, via capital surplus, in the amount of its investment in NTS (R$ 2.6 billion) and transfer of all its interest in NTS to Petrobras, as occurred on October 24, 2016 pursuant to Permissions of Provisional Operation (Autorizações de Operação Provisórias), as occurred on October 24, 2016.

The Shareholder’s General Meeting held on November 30, 2016 approved this transaction in the amount of US$ 5.19 billion, of which US$ 3.55 billion correspond to 90% interest in NTS and US$ 1.64 billion correspond to the NTS debt settlement with the Company’s wholly-owned subsidiary PGT. FIP will subscribe convertible debentures issued by NTS for the replacement of this debt. The first installment, in the amount of US$ 4.34 billion will be paid at the closing of the transaction, and the remaining amount (US$ 850 million) will be paid in the fifth year, bearing annual interests at a fixed rate, as established in the purchase and sale agreement.

This transaction prescribes the maintenance of charge capacity and also the same terms of five Firm Gas Transportation Agreements including 100% ship-or-pay clauses. These agreements have terms of 20 years from 2016 and their rates are indexed to the Brazilian General Market Price Index (IGP-M) and regulated by Brazilian Petroleum, Natural Gas and Biofuels Agency (ANP).

The completion of the transaction is subject to certain customary conditions precedent, including approval by relevant regulators. Thus, the related assets and liabilities were classified as held for sale as of December 31, 2016.

On February 10, 2017, the federal court in the state of Sergipe determined the interruption of this disposal by ordering an injunction based on a civil action. However, on March 9, 2017, this injunction was dismissed, enabling the progress of this transaction.

Disposal of Nansei Sekiyu (NSS)

On October 17, 2016 the Company’s Board of Directors approved the disposal of the Company’s interests in Nansei Sekiyu Kabushiki Kaisha (NSS) to Taiyo Oil Company ("Taiyo").

On December 28, 2016, this disposal was closed after the fulfillment of all conditions precedent in the sales and purchase agreement. Accordingly, Taiyo disbursed US$ 165 to the Company and, as a result, the Company recognized as other expenses, net a gain on this transaction amounting to R$ 436. This transaction is still subject to price adjustments.

In addition, a loss of R$ 66 was reclassified from shareholders equity to other expenses within the income statement, reflecting the reclassification of cumulative translation adjustment resulting from the depreciation of Japanese Yen against the U.S Dollar from the acquisition of this investment to its disposal (see note 23.4).

Disposal of Liquigás

On November 17, 2016 the Company’s Board of Directors approved the disposal of its wholly-owned subsidiary Liquigás Distribuidora S.A. to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A.

At December 31, 2016, the related assets and liabilities were classified as held for sale as conditions precedent were not yet performed, such as the transaction approval at Shareholders’ Meetings of Ultrapar and Petrobras, as well as the approval of the Brazilian Antitrust Regulator (CADE).

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On January 31, 2017, the sale of Petrobras’s entire interests in Liquigás in the amount of R$ 2.7 billion was approved at Petrobras’ Shareholders’ Meeting.

Disposal of Guarani

On December 28, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) disposed of its interests in the associate Guarani S.A. (45,97%  of share capital) to Tereos Participations SAS, an entity of the French group Tereos.

As of December 31, 2016, this investment was classified as held for sale as this transaction was still subject to certain conditions precedent. As a result, the Company recognized an impairment charge in the amount of R$ 219 accounted for within results in equity-accounted investments.

On February 3, 2017 this transaction was concluded pursuant to the payment of US$ 203 million, after all conditions precedent were performed by Tereos Participations SAS.

Disposal of Petroquímica Suape and Citepe petrochemical plants

On December 28, 2016, the Company’s Board of Directors approved the disposal of its interests in the wholly-owned subsidiaries Companhia Petroquímica de Pernambuco (PetroquímicaSuape) and Companhia Integrada Têxtil de Pernambuco (Citepe) to Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L., both subsidiaries of Alpek, S.A.B. de C.V., which is a company from Grupo Alfa S.A.B. de C.V. (a Mexican public company), in the amount of US$ 385 million, which will be totally disbursed pursuant to the transaction closing. This amount is still subject to adjustments relating to working capital, net debt and recoverable taxes.

This transaction closing is subject to the approval at Petrobras Shareholder’s General Meeting, Grupo Alfa’s Board of Directors and Brazilian Antitrust Regulator (CADE), as well as to certain other customary conditions precedent.

As the conditions precedent to this transaction were not performed at December 31, 2016, the respective assets were reclassified as held for sale and measured at their estimated exit price. As a result, the Company recognized impairment losses as described in notes 14.1 and 14.2.

On January 31, 2017, the federal court in the state of Sergipe determined the interruption of this disposal by ordering an injunction based on in a civil action.  However, on February 22, 2017, this injunction was dismissed, enabling the progress of this transaction.

Strategic alliance with Total

On December 21, 2016, the Company entered into a master agreement with Total, in connection with the Strategic Alliance established in the Memorandum of Understanding signed on October 24, 2016. Accordingly, certain assets were classified as held for sale at December 31, 2016 due to the share of interests established in this agreement, as described below:

•

Transfer of the Company’s 22.5% stake in the concession area named as Iara, comprising Sururu, Berbigão and West of Atapu fields, which are subject to unitization agreements with Entorno de Iara (an area under the Assignment Agreement in which the Company holds 100% interests and is located in the Block BM-S-11);

•

Transfer of the Company’s 35% stake in the concession area of Lapa field, located in the Block BM-S-9. Total will also become the operator and the Company will remain holding10% interests in this area; and

•	Transfer of the Company’s 50% interests in the power plants Celso Furtado and Rômulo Almeida. The Company recognized an impairment loss on this transaction as described in note 14.2.

On February 28, 2017, the Company and Total signed the purchase and sale agreements with respect to the aforementioned assets. Total will pay to the Company the total amount of US$ 2,225 million with respect to these transactions, comprising US$ 1,675 million in cash for assets and services, a line of credit in the amount of US$ 400 million that can be used by the Company for investments in the Iara fields, as well as US$ 150 million relating to contingent payments.

These transactions are still subject to the relevant authorities’ approvals, to the potential exercise of preemptive rights by current Iara partners, as well as other customary conditions precedent.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The aforementioned agreements adds up to the ones already executed on December 21, 2016, such as: (i) option for Petrobras to purchase a 20% interest in block 2 of the Perdido Foldbelt area, in the Mexican sector of the Gulf of Mexico, (ii) joint exploration studies in the exploratory areas of Equatorial Margin and in Santos Basin; and (iii) Technological partnership agreement in the areas of digital petrophysics, geological processing and subsea production systems.

10.2.	Other changes in organizational structure

Merger of Nova Fronteira Bioenergia

On December 15, 2016, the Company’s wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) entered into an agreement with São Martinho group which establishes the merger of PBIO interests in Nova Fronteira Bioenergia S.A. (49%) into São Martinho.

As of December 31, 2016, the related assets were classified as held for sale due to certain conditions precedent and the Company recognized a loss on this transaction in the amount of US$ 30 within results in equity-accounted investments.

On February 23, 2017, this transaction was concluded as São Martinho granted to PBIO an additional 24 million of its common shares, corresponding to 6.593% of its voting and total paid in capital, in exchange and in proportion to the shares that PBIOs held in Nova Fronteira. These shares will not be subject to any kind of lock-up and their sale will occur in 4 years through a structured process.

10.3.	Assets classified as held for sale

	Consolidated
	12.31.2016						12.31.2015
	E&P	Distribution	RT&M	Gas & Power	Biofuel	Total	Total
Assets classified as held for sale (*)
Cash and Cash Equivalents	−	328	27	−	−	355	11
Trade receivables	−	247	420	−	−	667	43
Inventories	−	170	390	−	−	560	−
Investments	−	87	20	−	1,126	1,233	−
Property, plant and equipment	3,381	640	921	9,467	−	14,409	541
Others	−	114	999	332	−	1,445	−
Total	3,381	1,586	2,777	9,799	1,126	18,669	595

Liabilities on assets classified as held for sale (*)
Trade Payables	−	245	166	29	−	440	−
Finance debt	−	−	45	−	−	45	488
Provision for decommissioning costs	170	−	−	−	−	170	−
Others	32	96	256	566	−	950	−
Total	202	341	467	595	−	1,605	488

(*) As of December 31, 2016, the amounts mainly refer to assets and liabilities transferred by the disposal of Petrobras Chile Distribución LTDA (PCD), Nova Transportadora do Sudeste, Liquigás, Petroquímica Suape and Citepe, Guarani S.A, Nova Fronteira, transfer of interest in the concession areas named as Iara and Lapa, as well as the share of interest in the thermoelectric power generation plants  Rômulo Almeida and Celso Furtado.

10.4.	Civil action filed by the Brazilian Federal Audit Court (TCU)

On December 8, 2016, the Brazilian Federal Audit Court (Tribunal de Contas da União – TCU) filed a civil action prohibiting Petrobras from commencing additional divestment projects and entering into sales agreements relating to the ongoing disposal projects while it assesses the Company’s divestments decision-making methodology. This action does not impact five deals which were under their final stages of negotiation when this civil action was filed, including the sale of Guarani, sale of Suape and Citepe petrochemical plants, as well as the merger of Nova Fronteira Bioenergia, as described in note 10.1.

The Company reviewed its divestments decision-making methodology and, on March 15, 2017, this civil action was dismissed, which enabled the Company to progress with two ongoing deals (sale of interests in Baúna and Tartaruga Verde fields and Saint Malo field located in U.S. Gulf of Mexico) and also to commence new divestment projects based on the reviewed methodology.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

11.	Investments
11.1.	Information about direct subsidiaries, joint arrangements and associates (Parent Company)
	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss) for the year	Country
Consolidated entities
Subsidiaries
Petrobras Netherlands B.V. - PNBV (i)	E&P	100.00	100.00	70,631	477	Netherlands
Petrobras International Braspetro - PIB BV (i) (ii)	Several segments (iii)	99.99	99.99	21,800	(4,764)	Netherlands
Transportadora Associada de Gás S.A. - TAG	Gas & Power	100.00	100.00	8,887	7,396	Brazil
Petrobras Distribuidora S.A. - BR	Distribution	100.00	100.00	7,410	(314)	Brazil
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00	100.00	4,205	1,224	Brazil
Nova Transportadora do Sudeste S.A. - NTS	Gas & Power	100.00	100.00	4,101	473	Brazil
Petrobras Transporte S.A. - Transpetro	RT&M	100.00	100.00	4,008	286	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	51.00	51.00	1,871	315	Brazil
Petrobras Biocombustível S.A.	Biofuels	100.00	100.00	1,347	(886)	Brazil
Petrobras Logística de Gás - Logigás	Gas & Power	100.00	100.00	1,191	453	Brazil
Liquigás Distribuidora S.A.	RT&M	100.00	100.00	967	200	Brazil
Termomacaé Ltda.	Gas & Power	99.99	99.99	705	28	Brazil
Breitener Energética S.A.	Gas & Power	93.66	93.66	676	17	Brazil
Termobahia S.A.	Gas & Power	98.85	98.85	573	92	Brazil
Braspetro Oil Services Company - Brasoil (i)	Corporate	100.00	100.00	543	22	Cayman Islands
Baixada Santista Energia S.A.	Gas & Power	100.00	100.00	228	(63)	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00	100.00	194	(620)	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.20	99.20	111	45	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	99.91	99.91	96	15	Brazil
Petrobras Negócios Eletrônicos S.A. - E-Petro	Corporate	99.95	99.95	34	1	Brazil
Termomacaé Comercializadora de Energia Ltda	Gas & Power	99.99	99.99	15	6	Brazil
Downstream Participações Ltda.	Corporate	99.99	99.99	3	−	Brazil
5283 Participações Ltda.	Corporate	100.00	100.00	1	(1)	Brazil
Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE	RT&M	100.00	100.00	(124)	(1,244)	Brazil
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	RT&M	100.00	100.00	(479)	(1,315)	Brazil
Joint operations
Ibiritermo S.A.	RT&M	50.00	50.00	234	48	Brazil
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00	50.00	229	71	Brazil
Nonconsolidated entities
Joint ventures
Logum Logística S.A.	RT&M	15.10	15.10	615	(183)	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00	40.00	160	44	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20	33.33	151	87	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00	50.00	144	42	Brazil
Brentech Energia S.A.	Gas & Power	30.00	30.00	85	4	Brazil
Brasympe Energia S.A.	Gas & Power	20.00	20.00	79	4	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	44	5	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	42	5	Brazil
Metanol do Nordeste S.A. - Metanor	RT&M	34.54	34.54	40	(10)	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00	49.00	38	5	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00	51.00	38	5	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00	45.00	4	(2)	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Biofuels	50.00	50.00	−	−	Brazil
Associates
Braskem S.A.	RT&M	36.20	47.03	2,728	(452)	Brazil
UEG Araucária Ltda.	Gas & Power	20.00	20.00	571	(171)	Brazil
Deten Química S.A.	RT&M	27.88	27.88	347	108	Brazil
Energética SUAPE II	Gas & Power	20.00	20.00	266	87	Brazil
Termoelétrica Potiguar S.A. - TEP	Gas & Power	20.00	20.00	99	9	Brazil
Fundo de Investimento em Participações de Sondas - FIP Sondas	E&P	4.59	4.59	1	(3,388)	Brazil
Nitroclor Ltda.	RT&M	38.80	38.80	1	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00	30.00	−	−	Brazil
Sete Brasil Participações S.A.	E&P	5.00	5.00	(21,777)	(393)	Brazil

(i) Companies abroad with financial statements prepared in foreign currency.
(ii) 5283 Participações Ltda holds a 0.0050% interest.
(iii) Cover activities abroad in E&P, RTM, Gas & Power and Distribution segments.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

11.2.	Changes in investments (Parent Company)
	Balance at 12.31.2015	Investments	Capital transactions	Restructuring, capital decrease and others (*)	Share of results of investments (**)	Cumulative translation adjustments (CTA)	Other comprehensive results	Dividends	Transfers to held for sale	Balance at 12.31.2016
Subsidiaries
PNBV	76,324	5,150	224	−	(80)	(13,451)	−	−	−	68,167
PIB BV	6,491	16,646	−	−	(5,322)	2,238	23	−	−	20,076
TAG (***)	2,832	538	1,556	(2,632)	4,346	−	3,076	(1,222)	−	8,494
BR Distribuidora	9,703	−	−	−	(209)	−	(1,453)	(747)	−	7,294
Transpetro	5,095	−	−	−	367	(241)	(156)	(1,186)	−	3,879
PB-LOG	3,093	−	−	−	760	−	−	(505)	−	3,348
PBIO	1,124	772	−	−	(980)	141	293	−	−	1,350
Logigás	1,100	−	−	−	460	−	(7)	(363)	−	1,190
Gaspetro	950	−	−	31	106	−	−	(135)	−	952
Termomacaé Ltda	717	−	−	−	32	−	(2)	(42)	−	705
Breitener	609	−	−	−	16	−	−	8	−	633
Araucária Nitrogenados	842	−	−	−	(620)	−	(28)	−	−	194
Liquigás	1,051	−	−	−	191	−	(12)	(161)	(1,069)	−
NTS (***)	−	2,632	1,360	−	473	−	−	(364)	(4,101)	−
Citepe	562	554	−	1,014	(1,220)	−	−	−	(910)	−
PetroquímicaSuape	378	433	−	1,576	(1,310)	−	−	−	(1,077)	−
Other subsidiaries	675	6	−	(34)	124	72	(2)	(33)	−	808
Joint operations	223	−	−	−	59	−	−	(49)	−	233
Joint ventures	280	−	−	−	92	−	(4)	(54)	−	314
Associates									−	−
Braskem	3,142	−	−	−	(338)	32	984	(452)	−	3,368
Other associates	325	−	−	−	(90)	−	−	(68)	−	167
Subsidiaries, joint operations/joint ventures and associates	115,516	26,731	3,140	(45)	(3,143)	(11,209)	2,712	(5,373)	(7,157)	121,172
Other investments	20	−	−	(1)	−	−	−	−		19
Total investments	115,536	26,731	3,140	(46)	(3,143)	(11,209)	2,712	(5,373)	(7,157)	121,191
Result of companies classified as held for sale - provision for losses with Citepe and Suape disposal					(1,433)	−	−
Earnings in equity-accounted investments					(4,576)	(11,209)	2,712
(*) Debts of Citepe and Petroquímica Suape reclassified to other current liabilities, as they are not connected to the disposal operation.
(**) Includes unrealized profits from transactions between companies.
(***) TAG transferred all its interest in NTS to Petrobras, as disclosed in note 10.1.

11.3.	Changes in investments in joint ventures and associates (Consolidated)
	Balance at 12.31.2015	Investments	Restructuring, capital decrease and others	Share of results in investments (*)	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Transfers to held for sale	Balance at 12.31.2016
Joint Ventures
Petrobras Oil & Gas B.V. - PO&G	6,031	−	−	97	(970)	−	(504)		4,654
State-controlled natural gas distributors	980	−	−	236	−	−	(140)		1,076
Nova Fronteira Bionergia S.A.	465	−	−	103	−	−	−	(568)	−
Compañia Mega S.A. - MEGA	174	−	−	91	(41)	−	(109)		115
Compañia de Inversiones de Energia S.A. - CIESA	170	−	−	9	(25)	−	(5)	(149)	−
Other petrochemical joint ventures	81			18			(16)		83
Other joint ventures	381	90	−	(94)	(1)	−	(39)	−	337
Associates
Braskem S.A.	3,142	−	−	(338)	32	984	(452)		3,368
Associates in Venezuela	851	−	−	(6)	(80)	−	−	(765)	−
Guarani S.A.	759	268	(92)	(487)	140	289	−	(877)	−
Other petrochemical associates	95	−	−	30	−	−	(29)		96
UEG Araucária Ltda.	169	−	−	(149)	−	−	(20)	−	−
Other associates	429	−	−	146	(132)	−	(89)	(185)	169
Other investments	45	−	(9)	−	14	−	−		50
Total	13,772	358	(101)	(344)	(1,063)	1,273	(1,403)	(2,544)	9,948
(*) Does not include results in investees transferred to assets held for sale, in the amount of R$ 285 (credit).

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

11.4.	Investments in listed companies
	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	12.31.2016	12.31.2015	Type	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Indirect subsidiary
Petrobras Argentina S.A. (*)	−	1,356,792	Common	−	2,38	−	3,229
						−	3,229
Associate
Braskem S.A.	212,427	212,427	Common	29.99	15.91	6,371	3,380
Braskem S.A.	75,762	75,762	Preferred A	34.25	27.62	2,595	2,093
						8,966	5,473
(*) Investment disposed of as set out in note 10.1.

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

11.5.	Non-controlling interest

The total amount of non-controlling interest at December 31, 2016 is R$ 2,513 (R$ 3,199 in 2015), of which R$ 917 and R$ 323 relate to non-controlling interest of the subsidiaries Gaspetro and Transportadora Brasileira Gasoduto Brasil-Bolívia (TBG), respectively (R$ 916, R$ 213 and R$ 1,432 relating to Gaspetro, TBG and Petrobras Argentina, respectively, at December 31, 2015), and R$ 570 refer to Consolidated Structured Entities (debt of R$ 153 at December 31, 2015).

Condensed financial information is set out as follows:

	Gaspetro		Structured entities		TBG		Petrobras Argentina
	2016	2015	2016	2015	2016	2015	2015
Current assets	269	317	2,429	2,119	1,073	743	3,106
Long-term receivables	275	230	5,452	7,473	2	3	281
Investments	1,279	1,183	−	−	−	−	1,078
Property, plant and equipment, net	3	4	277	286	2,087	2,205	4,234
Other noncurrent assets	304	310	−	−	9	9	6
	2,130	2,044	8,158	9,878	3,171	2,960	8,705
Current liabilities	150	69	1,657	1,777	1,284	551	2,111
Non-current liabilities	109	106	5,931	8,254	1,228	1,973	2,229
Shareholders' equity	1,871	1,869	570	(153)	659	436	4,365
	2,130	2,044	8,158	9,878	3,171	2,960	8,705
Sales revenues	334	693	−	−	1,476	1,472	810
Net Income for the year	252	490	1,002	(708)	847	267	395
Net change in cash and cash equivalents	3	(549)	40	(312)	652	−	237

(*) Comprises Charter Development LLC - CDC, Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI and PDET Offshore.

Gaspetro, a Petrobras’ subsidiary, holds interests in several state distributors of natural gas in Brazil. Petrobras concluded the sale of 49% of its interest in Gaspetro on December 28, 2015.

TBG is an indirect subsidiary which operates in natural gas transmission activities mainly through Bolivia-Brazil Gas Pipeline. The Company holds 51% of interests in this indirect subsidiary.

11.6.	Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power plants, refineries and other activities. Condensed financial information is set out below:

	2016				2015
	Joint ventures			Associates	Joint ventures			Associates
	In Brazil	PO&G (*)	Other companies abroad	In Brazil	In Brazil	PO&G (*)	Other companies abroad	In Brazil	Abroad
Current assets	3,311	2,722	497	16,992	4,317	3,648	1,278	20,921	8,748
Non-current assets	1,818	115	67	5,369	1,339	196	81	10,531	777
Property, plant and equipment, net	2,826	10,767	60	30,452	4,711	10,896	1,905	37,482	7,087
Other non-current assets	2,346	4	−	3,121	2,164	17	14	11,055	304
	10,301	13,608	624	55,934	12,531	14,757	3,278	79,989	16,916

Current liabilities	3,997	1,273	273	14,002	5,198	891	832	19,057	14,083
Non-current liabilities	1,627	5,928	3	60,663	2,498	5,183	1,185	48,896	4,129
Shareholders' equity	4,677	6,407	348	(15,609)	4,327	8,683	697	12,762	(1,296)

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Non-controlling interest	−	−	−	(3,122)	508	−	564	(726)	−
	10,301	13,608	624	55,934	12,531	14,757	3,278	79,989	16,916
Sales revenues	9,411	2,688	1,156	49,407	12,742	7,527	947	52,654	652
Net Income (loss) for the year	647	219	237	(4,510)	517	816	155	3,452	(5,460)
Ownership interest - %	20 a 83%	50%	34 a 50%	5 a 49%	20 a 83%	50%	34 a 50%	5 a 49%	11 a 49%
(*) Petrobras Oil & Gas (PO&G) is a joint venture located in the Netherlands, with 50% share of Petrobras International BV (PIBBV), for exploration and oil and gas production in Africa.

12.	Property, plant and equipment
12.1.	By class of assets
	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at January 1, 2015	21,341	260,297	140,627	158,725	580,990	437,150
Additions	657	4,396	60,263	1,745	67,061	50,464
Additions to / review of estimates of decommissioning costs	−	−	−	15,932	15,932	16,511
Capitalized borrowing costs	−	−	5,842	−	5,842	4,767
Write-offs	(27)	(192)	(6,184)	(1,455)	(7,858)	(5,994)
Transfers	4,006	28,814	(54,132)	27,668	6,356	664
Depreciation, amortization and depletion	(1,528)	(21,241)	−	(15,296)	(38,065)	(27,642)
Impairment recognition	(928)	(14,981)	(11,489)	(20,324)	(47,722)	(33,597)
Impairment reversal	1	42	21	90	154	116
Cumulative translation adjustment	299	31,404	11,913	3,525	47,141	−
Balance at December 31, 2015	23,821	288,539	146,861	170,610	629,831	442,439
Cost	33,561	438,533	146,861	262,480	881,435	617,596
Accumulated depreciation, amortization and depletion	(9,740)	(149,994)	−	(91,870)	(251,604)	(175,157)
Balance at December 31, 2015	23,821	288,539	146,861	170,610	629,831	442,439
Additions	361	3,223	41,337	720	45,641	33,657
Additions to / review of estimates of decommissioning costs	−	−	−	3,113	3,113	2,868
Capitalized borrowing costs	−	−	5,982	−	5,982	4,470
Write-offs	(210)	(465)	(4,689)	(153)	(5,517)	(5,210)
Transfers (***)	1,479	16,645	(55,069)	20,570	(16,375)	(5,516)
Depreciation, amortization and depletion	(1,479)	(26,102)	−	(20,422)	(48,003)	(36,742)
Impairment recognition	(1,036)	(12,652)	(1,510)	(6,357)	(21,555)	(13,709)
Impairment reversal	−	2,511	−	584	3,095	2,514
Cumulative translation adjustment	(180)	(15,128)	(7,210)	(1,818)	(24,336)	−
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771
Cost	32,589	415,663	125,702	262,886	836,840	624,946
Accumulated depreciation, amortization and depletion	(9,833)	(159,092)	−	(96,039)	(264,964)	(200,175)
Balance at December 31, 2016	22,756	256,571	125,702	166,847	571,876	424,771

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 29 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.
(***) Includes amounts transferred to assets held for sale.

At December 31, 2016, consolidated and Parent Company property, plant and equipment includes assets under finance leases of R$ 407 and R$ 6,004, respectively (R$ 189 and R$ 9,248 at December 31, 2015).

12.2.	Estimated useful life – Consolidated
	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 12.31.2016
5 years or less	13,246	(9,833)	3,413
6 - 10 years	51,465	(31,469)	19,996
11 - 15 years	6,716	(3,630)	3,086
16 - 20 years	129,391	(43,153)	86,238
21 - 25 years	66,209	(21,396)	44,813
25 - 30 years	47,781	(12,007)	35,774
30 years or more	78,831	(20,420)	58,411
Units of production method	53,467	(27,017)	26,450
	447,106	(168,925)	278,181
Buildings and improvements	31,443	(9,833)	21,610
Equipment and other assets	415,663	(159,092)	256,571

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

12.3.	Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

Petrobras and the Brazilian Federal Government entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in the pre-salt area limited to the production of five billion barrels of oil equivalent in up to 40 years and renewable for a further five years subject to certain conditions. As of December 31, 2016, the Company’s property, plant and equipment include the amount of R$ 74,808 related to the Assignment Agreement.

Petrobras has already declared commerciality in fields of all six blocks in the scope of this agreement: Franco (Búzios), Florim (Itapu), Nordeste de Tupi (Sépia), Entorno de Iara (Norte de Berbigão, Sul de Berbigão, Norte de Sururu, Sul de Sururu, Atapu), Sul de Guará (Sul de Sapinhoá) and Sul de Tupi (Sul de Lula).

The agreement establishes that the review procedures of the agreement will commence immediately after the declaration of commerciality for each area and must be based on reports by independent experts engaged by Petrobras and by the ANP. The review of the Assignment Agreement will be concluded after the assessment of all the areas.

If the review of the Assignment Agreement determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Brazilian Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Brazilian Federal Government will reimburse the Company for the difference by delivering cash or bonds or equivalent means of payment, subject to budgetary regulations.

The formal review procedures for each block are based on costs incurred over the exploration phase and estimated costs and production for the development period. The review of the Assignment Agreement may result in changes in: (i) the amount of the agreement; (ii) the total volume (in barrels of oil) to be produced; (iii) the term of the agreement; and (iv) the minimum percentages of local content.

Currently, the settlement form and the final amount to be established for this agreement are not defined. The beginning of negotiation with the Brazilian Federal Government still depends on the conclusion of the appraisals by independent experts engaged by both parties, and the issuance of the respective reports.

With respect to the negotiation with the Brazilian Federal Government, on October 21, 2016 the Company’s Board of Directors approved the creation of the minority shareholders committee responsible for monitoring the agreement review process and providing support to the board decisions through opinions about related matters. This committee will be composed of two members nominated by the minority shareholders and an independent member with recognized expertise in technical-financial analysis of investment projects.

12.4.	Oil and Gas fields operated by Petrobras returned to ANP

During 2016 the following oil and gas fields were returned to ANP: Tiziu, Japuaçu, Rio Joanes, part of Golfinho and part of Tambuatá. These fields were returned to ANP mainly due to their uneconomic feasibility and, as a consequence, the Company wrote off an amount of R$ 12 as other expenses, net.

In 2015, the oil and gas fields Itaparica, Camaçari, Carapicú, Baúna Sul, Salema Branca, Nordeste Namorado, part of Rio Preto, Pirapitanga, Piracucá, Catuá and part of Mangangá were returned to ANP and the Company wrote-off the amount of R$ 1,032 as other expenses, net.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

13.	Intangible assets
13.1.	By class of assets
	Consolidated					Parent Company
		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2015	9,542	315	1,148	971	11,976	9,108
Addition	59	73	259	−	391	299
Capitalized borrowing costs	−	−	18	−	18	18
Write-offs	(589)	−	(7)	−	(596)	(169)
Transfers	273	21	36	−	330	273
Amortization	(75)	(109)	(325)	−	(509)	(396)
Impairment recognition	(98)	−	−	−	(98)	−
Cumulative translation adjustment	404	8	2	146	560	−
Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133
Cost	10,526	1,699	3,762	1,117	17,104	12,442
Accumulated amortization	(1,010)	(1,391)	(2,631)	−	(5,032)	(3,309)
Balance at December 31, 2015	9,516	308	1,131	1,117	12,072	9,133
Addition	39	53	204	−	296	208
Capitalized borrowing costs	−	−	14	−	14	14
Write-offs	(523)	−	(4)	−	(527)	(177)
Transfers	(44)	(15)	(1)	(332)	(392)	(7)
Amortization	(78)	(120)	(342)	−	(540)	(407)
Impairment recognition	(7)	−	−	−	(7)	−
Cumulative translation adjustment	(178)	(4)	(4)	(67)	(253)	−
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764
Cost	9,367	1,587	3,941	718	15,613	12,459
Accumulated amortization	(642)	(1,365)	(2,943)	−	(4,950)	(3,695)
Balance at December 31, 2016	8,725	222	998	718	10,663	8,764

Estimated useful life in years	(*)	5	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

13.2.	Exploration rights returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuels - Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to the ANP in 2016, totaling R$ 27 (R$ 82 in 2015) are set out below:

Area	Exploratory phase
	Exclusive	Partnership
Campos Basin	1	−
Santos Basin	1	−
Potiguar Basin	1	−
Recôncavo Basin	−	2
Tucano Sul Basin	−	3
Foz do Amazonas Basin	2	−
Amazonas Basin	−	1
Parecis Basin	2	−

13.3.	Exploration rights - production sharing contract

Following the first pre-salt public auction held in October, 2013, the Libra consortium, composed of Petrobras (40% interest), Shell (20% interest), Total (20% interest), CNPC (10% interest), CNOOC (10% interest) and the Pré-Sal Petróleo S.A. (PPSA) as the manager of the agreement, entered into a production sharing contract with the Federal Government on December 2, 2013.

The contract granted rights and obligations to explore and operate oil and gas production in a strategic pre-salt area known as the Libra block, comprising an area of around 1,550 km2, located in ultra-deep waters in the Santos Basin. This was the first oil and gas production sharing contract signed in Brazil. The contract is for 35 years and cannot be renewed.

Libra reservoir was discovered in 2010 following the drilling of 2-ANP-2A-RJS well. The Libra consortium offered a 41.65% stake of profit oil to the Brazilian Government, according to the rules of the first pre-salt public auction. This stake refers to the profit oil on a baseline scenario of price ranging from 100.01 US$/bbl to 120 US$/bbl, and production per producing well from 10 thousand bbl/d to 12 thousand bbl/d. This stake may vary with the international oil price and the productivity of the wells, as established by the Brazilian Agency of Petroleum, Natural Gas and Biofuels (ANP).

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The signature bonus (acquisition cost) of R$ 15,000 was paid by the consortium. The Company paid R$ 6,000 relating to its share of the acquisition cost paid by the consortium, recognized in its intangible assets as Rights and Concessions.

Currently, the project is in its initial stage in the exploration phase (4 years), and its minimum work program have been partially performed and comprises a 3D seismic acquisition for the whole block, two exploratory wells and the extended well test (EWT) to be performed in 2017. The results confirmed oil reservoirs at depth of up to 410 meters with high porosity and permeability. The production tests confirmed the high productivity and oil quality of these reservoirs.

In September 2016, the Libra consortium commenced the process of hiring its second FPSO for the Northwest area (the FPSO of Libra Pilot Project), with expected start-up in 2020 and capacity of producing 180 thousands of barrels per day and processing 12 million cubic meters of gas.

A FPSO will be allocated to 3 parts in the Northwest area of this block in order to perform extended well tests and early production systems.

The start-up of Libra Pioneer is expected to occur in 2017 with capacity of processing 50 thousand barrels per day and compressing 4 million cubic meters per day of associated gas. The Company also intends to mitigate risks and optimize producing systems in Libra through this FPSO.

At the end of 2016, the first two wells completions of Libra Block were concluded. These wells have intelligent completion systems in two zones, enabling real time data monitoring and control and will commence operation in 2017 interconnected to Libra Pioneer.

In 2020, four definitive systems will be installed in Libra northwest. The pilot system is planned to be concluded in September 2020 and the remaining systems in the following 3 years. The size of wells and subsea systems to be concluded after the pilot project will be based on extended well test data.

13.4.	Service concession agreement - Distribution of piped natural gas

As of December 31, 2016, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of R$ 578 (R$ 580 in 2015), maturing between 2029 and 2043, which may be renewed. According to the distribution agreements, service is provided to customers in the industrial, residential, commercial, automotive, air conditioning and transport sectors, among others.

The consideration receivable is a factor of a combination of operating costs and expenses, and return on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

On February 2, 2016, the state of Espírito Santo enacted the Law No. 10,493/2016 under which the service concession agreements related to piped natural gas distribution are considered ineffective pursuant Brazilian Federal Law 8,987/1995. This concession is accounted for as intangible assets totaling R$ 274 as of December 31, 2016 (R$ 270 as of December 31, 2015) and the Company has not recognized any provision on this matter based on indemnity established by law.

14.	Impairment

The Company’s assets are tested for impairment on December 31, annually, or when there is an indication that their carrying amount may not be recoverable. During September 2016 such indication was identified for certain assets and triggered their impairment assessment due to changes mainly driven by a slower recovery of oil prices, a decrease in future capital expenditures, reflecting the Company’s plan to reduce current debt levels and optimize its investment portfolio, as well as changes in Brazilian political and economic scenario. These changes impacted the medium and long term assumptions used in our updated Business and Management Plan that was finalized and approved in the third quarter of 2016 and also impacted the key assumptions for impairment testing. Changes in the political and economic scenario in Brazil also resulted in increases in discount rates applied for impairment testing purposes in 2016.

At December 31, 2016, the company reassessed the existence of any new indication of impairment in assets previously tested in the third quarter of 2016. Accordingly, additional impairment charges were recognized in the last quarter of 2016 with respect to producing properties relating to oil and gas activities in Brazil, COMPERJ, Transpetro’s fleet of vessels, as well as reversals of impairment previously recognized for the Thermoelectric power generation plants, mainly as a result of: (i) Company’s annual review of oil and gas reserves; (ii) annual review of decommissioning cost estimates; (iii) the work in progress relating to the infrastructure shared by Comperj’s first refining unit and the natural gas processing plant (UPGN); (iv) changes in the Power CGU as described in note 5.3; and (v) the commencement of 5 vessels constructions, as part of Transportation CGU, following the signing of funding contracts which have enabled these projects funding.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In addition, the company also recognized in the last quarter of 2016 impairment charges relating to divestments and assets of certain subsidiaries that were tested for impairment based on their annual review at December 31, 2016.

For 2015, impairment losses were principally recognized in its fourth quarter pursuant to the annual tests in December, mainly due to changes in international crude oil prices, a downward review of proved and probable reserves estimates, a decrease in capex projections and an increase in Brazil’s risk premium.

The table below shows the impairment losses, net of reversals, recognized within the statement of income in 2016 and 2015:

	Consolidated
Assets or CGUs, by nature	Carrying amount (**)	Recoverable amount (**)	Impairment (*) (***)	Business segment	Comments
	2016

Producing properties relating to oil and gas activities in Brazil (several CGUs)	41,584	34,855	7,381	E&P - Brazil	item (a1)
Oil and gas production and drilling equipment in Brazil	2,980	208	2,772	E&P - Brazil	item (b1)
Second refining unit in RNEST	8,077	5,546	2,531	RTM - Brazil	item (c)
Suape Petrochemical Complex	3,569	1,558	2,011	RTM - Brazil	item (d1)
Comperj	1,315	−	1,315	RTM - Brazil	item (e1)
Fertilizer Plant - UFN III	1,699	1,202	497	Gas & Power - Brazil	item (f1)
Araucária (fertilizers plant)	638	185	453	Gas & Power - Brazil	item (g)
Transpetro’s fleet of vessels	5,822	5,024	798	RTM - Brazil	item (h)
Quixadá Power plant	90	−	90	Biofuel, Brazil
Others	2,009	1,390	619	Several Segments
			18,467
Assets classified as held for sale					Note 14.2
Suape Petrochemical Complex	2,689	1,255	1,434	RTM - Brazil
Petrobras Chile Distribución	1,773	1,507	266	Distribution- Abroad
Power Plants Celso Furtado and Rômulo Almeida	394	238	156	RTM - Brazil
Others	315	341	(26)	Several Segments
Total			20,297
	2015
Producing properties relating to oil and gas activities in Brazil (several CGUs)	82,982	47,402	33,722	E&P - Brazil	item (a2)
Comperj	6,193	912	5,281	RTM - Brazil	item (e2)
Oil and gas producing properties abroad	6,045	3,583	2,462	E&P - Abroad	item (i)
Oil and gas production and drilling equipment in Brazil	2,927	949	1,978	E&P - Brazil	item (b2)
Fertilizer Plant - UFN III	3,651	1,696	1,955	Gas & Power - Brazil	item (f2)
Suape Petrochemical Complex	4,463	3,681	782	RTM - Brazil	item (d2)
Nitrogen Fertilizer Plant - UFN-V	585	−	585	Gas & Power
Biodiesel plants	524	343	181	Biofuel - Brazil
Others	1,331	611	720	Several segments
Total			47,666
(*) Impairment losses and reversals.
(**) CGUs only tested for impairment at September 30, 2016 are presented based on information prevailing at this period.
(***) In 2015, does not include impairment on assets classified as held for sale in the amount R$ 10.

14.1.	Impairment of property, plant and equipment and intangible assets

For impairment testing purposes, the Company uses the value in use of its property, plant and equipment and intangible assets (individually or grouped into cash-generating units - CGUs) as their recoverable amount. In measuring value in use the Company bases its cash flow projections on:

•	The estimated useful life of the asset or assets grouped into the CGU, based on the expected use of those assets, considering the Company’s maintenance policy;
•	Assumptions and financial budgets/forecasts approved by management for the period corresponding to the expected life cycle of each different business; and
•	A pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC).

Information on key assumptions for impairment testing and the definition of Company’s CGUs are presented in notes 5.2 and 5.3, respectively. Management assumptions and judgements, which are based on the Company’s business and management model, are required on these matters.

The cash flow projections used to measure the value in use of the CGUs in 2016 were mainly based on the following estimates of key assumptions for impairment testing:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	2017	2018	2019	2020	2021	Long term average
Average Brent (US$/bbl)	48	56	68	71	71	70
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	3.46	3.54	3.48	3.42	3.38	3.36

For comparative purposes, estimates of key assumptions for impairment testing in 2015 are shown below:

	2016	2017	2018	2019	2020	Long term average
Average Brent (US$/bbl)	45	59	61	64	67	71
Average Brazilian Real (excluding inflation) - Real /U.S. dollar exchange rate	4.06	3.73	3.66	3.60	3.60	3.06

Information on the main impairment losses of property, plant and equipment and intangible assets are described below:

a1) Producing properties in Brazil –  2016

Impairment losses of R$ 7,381 were recognized for certain oil and gas fields in Brazil under E&P concessions. Cash flow projections were based on: financial budgets/forecasts approved by Management and the post-tax discount rates (excluding inflation) derived from the WACC for the E&P business of 9.1% p.a. at September 30, 2016, which decreased to 8.6% p.a. at December 31, 2016, mainly reflecting improvement in Brazil’s risk premium. The impairment losses were related primarily to the following fields and groups of fields: North group (R$ 3,823), Ceará Mar Group (R$ 693), Guaricema (R$ 415), Bijupirá and Salema (R$ 317), Dourado (R$ 284), Maromba (R$ 281), Trilha (R$ 228), Papa-Terra (R$ 234), Pampo (R$ 216), Frade (R$ 213), Uruguá group (R$ 196), Badejo (R$ 183), Bicudo (R$ 160), Riachuelo (R$146), Fazenda Bálsamo (R$ 135) e Água Grande Group (R$ 101). These impairment losses were mainly due to the appreciation of the Brazilian Real against the U.S. Dollar, price assumptions review, Company’s annual reviews of oil and gas reserves and decommissioning cost estimates, as well a higher discount rate following the increase in Brazil’s risk premium. In addition, an impairment reversal relating to Centro Sul group, amounting to R$ 1,347, was recognized due to increased estimate of reserves and production, as well as lower operating expenses estimates based on a review of its fields operations, as set forth in 2017-2021 BMP, considering the decommissioning of a unit which had high operational costs and replacing another unit with an investment in a new processing plant which was committed to during the third quarter of 2016.

a2) Producing properties in Brazil - 2015

Impairment losses of R$ 33,722 were recognized for certain oil and gas fields in Brazil under E&P concessions. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the E&P business. The impairment losses were related primarily to the following fields: Papa-Terra (R$ 8,723), Centro Sul group (R$ 4,605), Uruguá group (R$ 3,849), Espadarte (R$ 2,315), Linguado (R$ 1,911), CVIT – Espírito Santo group (R$ 1,463), Piranema (R$ 1,333), Lapa (R$ 1,238), Bicudo (R$ 937), Frade (R$ 773), Badejo (R$ 740), Pampo (R$ 355) and Trilha (R$ 327). These impairment losses are mainly due to the impact of the decline in international crude oil prices on the Company’s price assumptions, the use of a higher discount rate, as well as the geological revision of Papa-Terra reservoir.

b1) Oil and gas production and drilling equipment in Brazil – 2016

Impairment losses of R$ 2,772 were recognized for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 9.9% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the oil and gas services and equipment industry. These impairment losses were mainly related to uncertainties over the ongoing hulls construction of the FPSOs P-71, P-72 and P-73, amounting to R$ 1,925 as set out in note 14.4.

b2) Oil and gas production and drilling equipment in Brazil - 2015

Impairment losses of R$ 1,978 were recognized for oil and gas production and drilling equipment which were not directly related to oil and gas producing properties. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 9.2% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the oil and gas services and equipment industry. The impairment losses were mainly related to the planned idle capacity of drilling rigs in the future and the use of a higher discount rate.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

c)  Second refining unit in RNEST - 2016

An impairment loss of R$ 2,531 was recognized for the second refining unit in RNEST. Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.7% p.a. (8.1% p.a. in 2015) post-tax discount rate (excluding inflation) derived from the WACC for the refining business, reflecting a specific risk premium for the postponed project. The impairment loss was mainly attributable to: (i) the use of a higher discount rate and (ii) a delay in expected future cash inflows to 2023 resulting from postponing the project, considering the completion of this project with the Company’s own capital resources as set forth in the 2017-2021 Business and Management Plan.

d1) Suape Petrochemical Complex - 2016

An impairment loss of R$ 2,011 was recognized for Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape at September 31, 2016. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.5% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to lower market projections and the appreciation of Brazilian real against the U.S. dollar. Following the disposal of Suape Petrochemical Complex in December 2016, the Company recognized an additional impairment charge as set out in note 14.2.

d2) Suape Petrochemical Complex - 2015

An impairment loss of R$ 782 was recognized for Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE and Companhia Petroquímica de Pernambuco S.A. – PetroquímicaSuape. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.2% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the petrochemical business. The impairment loss was mainly attributable to changes in market and price assumptions resulting from a decrease in economic activity in Brazil, a reduction in the spread for petrochemical products in the international market and the use of a higher discount rate.

e1) Comperj - 2016

Following a reassessment of COMPERJ project in the second quarter of 2016 confirming the postponement of its first refining unit until December 2020, with continuous efforts to seek new partnerships to resume the project, the Company recognized an impairment charge on the remaining balance of this project. However, the construction of Comperj’s first refining unit facilities that will also support the natural gas processing plant (UPGN) are still in progress as the facilities are part of the infrastructure for transporting and processing natural gas from the pre-salt layer in Santos Basin. Nevertheless, due to the interdependence between such infrastructure and Comperj first refining unit, the Company recognized additional impairment charges, totaling R$ 1,315 of impairment losses in 2016.

e2) Comperj - 2015

An impairment loss of R$ 5,281 was recognized for refining assets of Comperj. Cash flow projections were based on: financial budgets/forecasts approved by Management, and; an 8.1% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the refining business reflecting a specific risk premium for the postponed projects. This impairment loss was mainly attributable to: (i) the use of a higher discount rate; and (ii) the delay in expected future cash inflows resulting from postponing construction.

f1) Fertilizer Plant - UFN III - 2016

An impairment loss of R$ 497 was recognized for the fertilizer plant UFN III (Unidade de Fertilizantes e Nitrogenados III).  Cash flow projections were based on: financial budgets/forecasts approved by Management; and an 8.3% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the fertilizer business, reflecting a specific risk premium for the postponed projects. This impairment loss mainly relates to: (i) the use of a higher discount rate, (ii) the appreciation of Brazilian Real against the US Dollar.

f2) Fertilizer Plant - UFN III - 2015

An impairment loss of R$ 1,955 was recognized for the fertilizer plant UFN III (Unidade de Fertilizantes e Nitrogenados III). Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.1% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the Gas & Power business, reflecting a specific risk premium for the postponed projects. The impairment losses were mainly related to: (i) the use of a higher discount rate; and (ii) the delay in expected future cash inflows resulting from postponing the project.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

g) Araucaria - 2016

An impairment loss of R$ 453 was recognized for Araucária Nitrogenados S.A. Cash flow projections were based on: financial budgets/forecasts approved by Management; and a 7.8% p.a. post-tax discount rate (excluding inflation) derived from the WACC for the fertilizer business (6.6% p.a. in 2015). The impairment loss was mainly attributable to (i) the use of a higher discount rate, (ii) the appreciation of Brazilian Real against the U.S. Dollar and (iii) an increase in estimated production costs.

h) Transpetro’s fleet of vessels - 2016

An impairment loss of R$ 798 was recognized for Transpetro’s fleet of vessels. Cash flow projections were based on: financial budgets/forecasts approved by Management; and post-tax discount rates (excluding inflation) ranging from 4.53% p.a. to 9.97% p.a. (3.92% p.a. to 8.92% p.a. in 2015) derived from the WACC for the transportation industry, considering financial leverage and the respective tax benefits. The impairment loss recognized in the third quarter mainly relates to a group of support vessels of Hidrovias project that were removed from this CGU due to the postponements and suspension of constructions projects, as well as the use of a higher discount rate. In the last quarter of 2016, additional impairment charges were accounted for due to the commencement of construction on five vessels after securing the projects funding, which avoided the possibility of future claims by alleging breach of contracts, as well as a further increase in discount rate.

i) Producing properties abroad – 2015

Impairment losses of R$ 2,462 were recognized in E&P assets abroad. Cash flow projections were based on: financial budgets/forecasts approved by Management; and 5.6% p.a. to 10.4% p.a. post-tax discount rates (excluding inflation) derived from the WACC for the E&P business in different countries. The impairment losses were mainly in producing properties located in the United States (R$ 1,750) and Bolivia (R$ 614), attributable to the decline in international crude oil prices.

14.1.1.	Carrying amounts of assets not substantially lower than their recoverable amounts

In 2016, the recoverable amounts of certain mature producing fields in Brazil were not substantially in excess of their carrying amounts. The carrying amounts of these assets totaled R$ 465 as of December 31, 2016. Changes in material assumptions for impairment testing may result in the recognition of additional impairment charges on such assets in future periods.

14.2.	Assets classified as held for sale

In 2016, the Company recognized impairment losses amounting to R$ 1,935 pursuant to certain sales of interests in investees approved by the Board of Directors, as described in note 10, mainly due to the following investments:

•

Suape Petrochemical Complex - Impairment losses amounting to R$ 1,434 following the sale of Suape and Citepe petrochemical plants, which is aligned to the Company’s Strategic Plan that foresees the entire withdrawal from petrochemical interests. These losses are attributable to the lower the exit price of these investments when compared to their carrying amount adjusted by the debt to be settled by the Company, as part of the transaction closing.

•	Petrobras Chile Distribución - impairment loss of R$ 266 was recognized for distribution assets in Chile, as the sales price of this disposal was lower than the respective carrying amount.
•

Power plants Romulo Almeida and Celso Furtado - impairment losses amounting to R$ 156 were accounted for due to the difference between the exit price and the respective carrying amounts. A portion of this impairment (R$ 23) was recognized in the third quarter of 2016 when these assets were part of the Power CGU.

For 2015, impairment losses were recognized in E&P assets classified as held for sale. The Board of Directors approved the disposal of the Bijupirá and Salema fields, PI, PIII and PIV drilling rigs and PXIV platform. As their fair values were below their carrying amount, impairment losses in the amount of R$ 10 were recognized.

14.3.	Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of investments in associates and joint ventures (including goodwill). The basis for estimates of cash flow projections includes: projections covering a period of 5 to 12 years, zero-growth rate perpetuity, budgets, forecasts and assumptions approved by management and a pre-tax discount rate derived from the WACC or the Capital Asset Pricing Model (CAPM), when applicable.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

The carrying amount and the value in use of the investments in associates and joint ventures which include goodwill as of December 31, 2016 are set out below:

Investment	Segment	% Post-tax discount rate (excluding inflation) p.a.	Value in use	Carrying amount
Braskem S.A. (*)	RTM	11.6	12,660	3,368
Natural Gas Distributors	Gas & Power	6.0	1,433	1,076

(*) The discount rate of Braskem is CAPM of petrochemical segment, as the value in use considers the cash flow projections via dividends.

14.3.1.	Investment in publicly traded associate (Braskem S.A.)

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. As of December 31, 2016 the quoted market value of the Company’s investment in Braskem was R$ 8,966 based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold approximately 3% of the common shares.

Given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment for impairment testing purposes was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

Cash flow projections to determine the value in use of Braskem were based on the following key assumptions:

•	estimated average exchange rate of R$ 3.46 to U.S.$1.00 in 2017 (converging to R$ 3.36 in the long run);
•	average Brent crude oil price at US$ 48 in 2017, converging to US$ 70 in the long run;
•	prices of feedstock and petrochemical products reflecting projected international prices;
•	petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P. growth; and
•	increases in the EBITDA margin during the growth cycle of the petrochemical industry in the next years and declining in the long run.
14.3.2.	Impairment losses on equity-method investments

In 2016, impairment losses on equity-method investments in the amount of R$ 626 were recognized in the statement of income as results in equity-accounted investments, substantially attributable to investees of biofuels segment, mainly relating to:

•

Guarani S.A. – At September 30, 2016, impairment losses in the amount of R$ 359 were recognized mainly due to an increase in post-tax discount rate (real rate) from 9.3% p.a. in 2015 to 10.2% p.a. and lower sugar prices forecasts. In addition, the company also recognized an impairment charge amounting to R$ 219 made up of the difference between the exit price and the carrying amount following the disposal of interests in this associate approved in the last quarter of 2016.

•

Nova Fronteira S.A. – The company recognized an impairment charge in the amount of R$ 100 made up of the difference between the exit price and the carrying amount following the disposal of interests in this joint venture approved in the last quarter of 2016.

For 2015, impairment losses on equity-method investments in the amount of R$ 2,072 were recognized in the statement of income as results in equity-accounted investments, mainly due to (i) losses in investees abroad reflecting the fall in international crude oil price (R$ 1,077); (ii) higher discount rates and capital expenditure decisions relating to the biofuels segment (R$ 543); (iii) the deteriorated economic and financial conditions of the associate Sete Brasil (R$ 328); and (iv) losses relating to the associate Arpoador Drilling B.V, an entity indirectly controlled by Sete Brasil (R$ 54).

14.4.	Construction of platform hulls by Ecovix and Enseada shipyards

The Company entered into contracts with the suppliers Ecovix-Engevix Construções Oceânicas S.A and Enseada Industria Naval S.A. for supplying eight hulls for the FPSOs P-66 to P-73 and for hulls conversion of four FPSOs (P-74 to P-77), respectively.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Considering the relevance of these assets in the context of the Business and Management Plan and due to the financial difficulties faced by the suppliers, escrow accounts relating to these projects were created in the last quarter of 2015 in order to ensure the ongoing performance of the services hired.

These escrow accounts have comprised funds transferred in advance for payments to be made by the shipyards, restricted to the scope of the contracts and limited to their total balance. The deposits would be offset to the extent that services rendered or equipment delivered, with the remaining balance being reimbursed. This strategy was considered effective as the projects achieved significant progress up to September 2016, enabling the delivery of P-67 hull to shipyard in China for integration services, the recommence of the work in progress of P-69 hull also in China, the continuity of the work in progress of P-68 hull in Rio Grande shipyard, as well as the progress on priority activities for the conclusion of minimum scope of P-74 and P-76 hulls, delivering these units to shipyards in China for integration services and for setting up topsides.

During the third quarter of 2016, the Company reassessed the progress of the hulls project and the continuity of the escrow accounts related to the projects. Consequently, significant delays on projects progress were detected and the Company concluded that this strategy, which in its beginning avoided the work in progress discontinuation, was not as effective as it was previously.

Due to uncertainties regarding the FPSOs P-71, P-72 and P-73 hulls construction continuity after significant delays on projects progress, the Company recognized, in the third quarter of 2016, impairment charges amounting to R$ 1,925 as set out in note 14.1. Impacts in the Company’s production curve are not expected in case of the discontinuation of this work in progress, as the 2017-2021 Business and Management Plan includes other options and additional budget funds.

Based on management evaluation, the Company recognized allowances for impairment amounting to R$ 2,353 within other expenses, net with respect to the remaining balance of advances to these suppliers in the context of the escrow accounts (R$ 1,256) and debts assumption relating to Ecovix and Enseada (R$ 1,097), in which legal procedures to recover them are being assessed.

In addition, the Company wrote-off capital expenditures related to the right of use the Rio Grande shipyard in the amount of R$ 505, as well as other investments related to the P-71, P-72 and P-73 amounting to R$ 480.

The effects of the negotiation with each shipyard are presented below.

14.4.1.	Negotiations with Ecovix

Pursuant the reassessment made by the Company in the third quarter of 2016 in order to verify the effectiveness of the escrow account approach implemented to ensure access to P-66 to P-73 hulls, a provision in the amount of R$ 375 was recognized within other expenses, net.

On December 9, 2016, the Company, through its investees TUPI BV and Petrobras Netherlands BV, entered into agreements with Ecovix Construções Oceânicas S.A establishing the termination of EPC contracts signed in 2010 for the construction of eight FPSO hulls. Therefore, the Company has assumed certain liabilities from Ecovix as the most adequate solution for Petrobras Group: ensure the access to the hulls of platforms P-66 to P-70 and the achievement of the 2017-2021 Business and Management Plan production targets. These debts were recognized in 2016 within other expenses, net in the amount of R$ 764.

Along with those agreements signed in the last quarter of 2016, the Company assessed investments carried out for the construction of the P-71, P-72 and P-73 hulls to determine the best option for their allocation. As a result, the amount of R$ 480 were written-off and accounted for as other expenses, net.

The negotiations with Ecovix in the last quarter of 2016 also resulted in a transfer of the right of use of Rio Grande shipyard from Ecovix to the Company pursuant to a finance lease agreement. The Company reassessed the recoverable amount of this right of use and related improvements totaling R$ 505 and, as a consequence, these assets were written-off.

14.4.2.	Negotiations with Enseada

With the escrow accounts, the Company eliminated any risk of non-delivery of the P-74 to P-77 hulls. In 2016, PNBV transferred funds in advance amounting to R$ 881 for the payment in the name of Enseada of certain liabilities relating to the hull construction of these platforms. Due to financial difficulties faced by this supplier, the Company recognized a provision for impairment on this entire amount within other expenses, net.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In addition, as part of the Company’s strategy of ensuring the continuity of FPSOs P-75 and P-77 hulls construction, the Company approved the transfer of the contract entered into by Enseada and COSCO (Dalian) Shipyard Co., Ltd to its wholly-owned subsidiary Petrobras Netherlands B.V. (PNBV), resulting in the recognition of payables within the scope of this contract. As a result, the Company recognized a provision in the amount of R$ 333 within other expenses in the third quarter of 2016.

In addition, the Company also assessed the recoverable amount of improvements made for the hulls conversion of FPSOs P-74 to P-77 in the Inhaúma Shipyard, as well as the right of use of this shipyard. Accordingly, the Company did not accounted for any additional write-off related to these assets at December 31, 2016 based on the use of this location as a logistic center mainly dedicated to Santos Basin operations.

15.	Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	12.31.2016	12.31.2015
Property, plant and equipment
Opening Balance	20,310	18,594
Additions to capitalized costs pending determination of proved reserves	3,543	7,310
Capitalized exploratory costs charged to expense	(3,603)	(2,874)
Transfers upon recognition of proved reserves	(3,304)	(3,423)
Cumulative translation adjustment	(218)	703
Closing Balance	16,728	20,310
Intangible Assets	7,288	7,996
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	24,016	28,306

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Consolidated
Exploration costs recognized in the statement of income	Jan-Dec/2016	Jan-Dec/2015
Geological and geophysical expenses	1,292	1,360
Exploration expenditures written off (includes dry wells and signature bonuses)	4,364	4,921
Other exploration expenses	400	186
Total expenses	6,056	6,467

Cash used in:
Operating activities	1,529	1,546
Investment activities	3,778	8,897
Total cash used	5,307	10,443

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

15.1.	Aging of Capitalized Exploratory Well Costs

The following tables set out the amounts of exploratory well costs that have been capitalized for a period of one year or more after the completion of drilling, the number of projects whose costs have been capitalized for a period greater than one year, and an aging of those amounts by year (including the number of wells relating to those costs):

Aging of capitalized exploratory well costs*	Consolidated
	2016	2015
Exploratory well costs capitalized for a period of one year	2,628	5,417
Exploratory well costs capitalized for a period greater than one year	14,100	14,893
Ending balance	16,728	20,310
Number of projects relating to exploratory well costs capitalized for a period greater than one year	57	70
	Capitalized costs (2016)	Number of wells
2015	3,036	20
2014	3,669	23
2013	2,199	13
2012	2,338	12
2011 and previous years	2,858	20
Ending balance	14,100	88
(*) Amounts paid for obtaining rights and concessions for exploration of oil and gas (capitalized acquisition costs) are not included.

Exploratory well costs that have been capitalized for a period greater than one year since the completion of drilling amount to R$ 14,100. Those costs relate to 57 projects comprising (i) R$ 13,342 for wells in areas in which there has been ongoing drilling or firmly planned drilling activities in the near term and for which an evaluation plan (“Plano de Avaliação”) has been submitted for approval by ANP; and (ii) R$ 758 relate to costs incurred to evaluate the reserves and their potential development.

16.	Trade payables
	Consolidated		Parent Company
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Third parties in Brazil	10,690	13,005	9,000	10,734
Third parties abroad	6,580	10,020	3,268	3,897
Related parties	1,511	1,863	12,116	13,541
Balance on current liabilities	18,781	24,888	24,384	28,172

17.	Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants that were not in default at December, 31 2016 in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. The Company also has covenants with respect to debt level in some of its loan agreements with the Brazilian Development Bank (Banco Nacional de Desenvolvimento - BNDES).

A roll-forward schedule of non-current debt is set out as follows:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated					Parent Company
	Export Credit Agencies	Banking Market	Capital Market	Others	Total	Total
Non-current
In Brazil
Opening balance at January 1, 2015	−	77,795	3,456	74	81,325	58,453
Cumulative translation adjustment (CTA)	−	482	−	−	482	−
Additions (new funding obtained)	−	15,962	3,510	−	19,472	6,463
Interest incurred during the period	−	951	1	−	952	506
Foreign exchange/inflation indexation charges	−	9,662	257	7	9,926	6,175
Transfer from long-term to short-term	−	(8,416)	(490)	(13)	(8,919)	(6,138)
Balance as of December 31, 2015	−	96,436	6,734	68	103,238	65,459
Abroad
Opening balance at January 1, 2015	13,930	79,414	142,930	1,723	237,997	92,946
Cumulative translation adjustment (CTA)	4,772	33,669	62,702	607	101,750	−
Additions (new funding obtained)	501	18,285	6,283	−	25,069	42,530
Interest incurred during the period	13	110	161	26	310	5,973
Foreign exchange/inflation indexation charges	1,439	4,112	(3,350)	181	2,382	52,077
Transfer from long-term to short-term	(2,517)	(14,671)	(18,098)	(147)	(35,433)	(13,545)
Balance as of December 31, 2015	18,138	120,919	190,628	2,390	332,075	179,981
Total Balance as of December 31, 2015	18,138	217,355	197,362	2,458	435,313	245,440

Non-current
In Brazil
Opening balance at January 1, 2016	−	96,436	6,734	68	103,238	65,459
Cumulative translation adjustment (CTA)	−	(342)	−	−	(342)	−
Additions (new funding obtained)	−	1,543	−	−	1,543	134
Interest incurred during the period	−	1,045	1	−	1,046	586
Foreign exchange/inflation indexation charges	−	(5,277)	194	5	(5,078)	(3,274)
Transfer from long-term to short-term	−	(24,394)	(471)	(8)	(24,873)	(13,313)
Transfer to liabilities associated with assets classified as held for sale	−	(21)	−	−	(21)	−
Balance as of December 31, 2016	−	68,990	6,458	65	75,513	49,592
Abroad
Opening balance at January 1, 2016	18,138	120,919	190,628	2,390	332,075	179,981
Cumulative translation adjustment (CTA)	(2,210)	(17,565)	(30,304)	(303)	(50,382)	−
Additions (new funding obtained)	−	24,956	33,450	−	58,406	60,794
Interest incurred during the period	13	60	178	30	281	7,230
Foreign exchange/inflation indexation charges	(617)	(4,117)	(1,931)	(80)	(6,745)	(33,300)
Transfer from long-term to short-term	(3,373)	(14,472)	(36,659)	(390)	(54,894)	(57,876)
Transfer to liabilities associated with assets classified as held for sale	−	−	(1,061)	−	(1,061)	−
Balance as of December 31, 2016	11,951	109,781	154,301	1,647	277,680	156,829
Total Balance as of December 31, 2016	11,951	178,771	160,759	1,712	353,193	206,421

	Consolidated		Parent Company
Current	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Short-term debt	1,167	5,946	23,121	20,779
Current portion of long-term debt	25,352	44,907	37,979	31,043
Accrued interest	5,277	6,481	958	1,091
Total	31,796	57,334	62,058	52,913

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

17.1.	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	8,032	7,948	14,172	19,570	10,835	18,231	78,788	68,112
Floating rate debt	6,064	6,470	12,733	18,196	9,477	12,270	65,210
Fixed rate debt	1,968	1,478	1,439	1,374	1,358	5,961	13,578
Average interest rate	10.2%	9.0%	8.6%	7.2%	6.3%	5.2%	7.9%

Financing in U.S. Dollars (US$):	21,666	23,889	48,882	32,356	47,235	97,200	271,228	286,276
Floating rate debt	15,758	20,595	37,810	19,363	8,064	40,240	141,830
Fixed rate debt	5,908	3,294	11,072	12,993	39,171	56,960	129,398
Average interest rate	5.1%	5.3%	5.3%	5.6%	5.2%	6.6%	6.0%

Financing in R$ indexed to US$:	891	573	565	565	565	2,489	5,648	5,485
Floating rate debt	77	71	63	63	63	52	389
Fixed rate debt	814	502	502	502	502	2,437	5,259
Average interest rate	6.2%	6.4%	6.4%	6.5%	6.6%	6.9%	6.6%

Financing in Pound Sterling (£):	186	−	−	−	−	6,908	7,094	5,191
Fixed rate debt	186	−	−	−	−	6,908	7,094
Average interest rate	6.2%	−	−	−	−	6.3%	6.2%

Financing in Japanese Yen (¥):	286	286	−	−	−	−	572	646
Floating rate debt	286	286	−	−	−	−	572
Average interest rate	0.5%	0.4%	−	−	−	−	0.5%

Financing in Euro (€):	713	3,861	4,493	674	2,563	9,333	21,637	21,345
Floating rate debt	3	−	−	521	−	−	524
Fixed rate debt	710	3,861	4,493	153	2,563	9,333	21,113
Average interest rate	3.7%	3.9%	4.2%	4.5%	4.6%	4.7%	4.3%

Financing in other currencies:	22	−	−	−	−	−	22	22
Fixed rate debt	22	−	−	−	−	−	22
Average interest rate	14.0%	−	−	−	−	−	14.0%

Total as of September 30, 2016	31,796	36,557	68,112	53,165	61,198	134,161	384,989	387,077
Average interest rate	6.1%	6.0%	5.9%	5.9%	5.4%	6.4%	6.2%

Total as of December 31, 2015	57,333	44,505	62,827	88,231	60,670	179,081	492,647	426,282
Average interest rate	5.9%	6.4%	5.6%	5.8%	6.9%	6.7%	6.3%

* The average maturity of outstanding debt as of December 31, 2016 is 7.46 years (7.14 years as of December 31, 2015).

The fair value of the Company's finance debts is mainly determined and categorized into fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to R$ 151,582 as of December 31, 2016 (R$ 167,631 as of December 31, 2015); and
•

Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking account their currencies and also the Petrobras’ credit risk, amounting to R$ 235,495 as of December 31, 2016 (R$ 258,651 as of December 31, 2015). Finance debts categorized into level 2 were previously determined by a discounted cash flow based on a theoretical curve derived from the yield curve of the Company's most liquid bonds.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 33.2.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

17.2.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In 2016 the capitalization rate was 5.80% p.a. (5.03% p.a. in 2015).

17.3.	Lines of credit – outstanding balance
				Amount
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (Amounts in US$ million)
Petrobras	JBIC	7/16/2013	12/31/2018	1,500	−	1,500
PGT BV	CHINA EXIM	10/24/2016	Not defined	1,000	−	1,000
PGT BV	SACE	12/22/2016	12/22/2017	300	−	300
Total				2,800	−	2,800
In Brazil
Petrobras	FINEP	4/16/2014	12/26/2017	255	240	15
PNBV	BNDES	9/3/2013	3/26/2018	9,878	2,295	7,583
Transpetro	BNDES	1/31/2007	Not defined	2,246	636	1,610
Transpetro	Banco do Brasil	7/9/2010	4/10/2038	159	70	89
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	-	329
Total				12,867	3,241	9,626

17.4.	Collateral

Most of the Company’s debt is unsecured, but certain specific funding instruments to promote economic development are collateralized. In addition, financing agreements with China Development Bank (CDB) are also collateralized, as set in note 19.5.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

18.	Leases
18.1.	Future minimum lease payments / receipts – finance leases
	Consolidated						Parent Company
	Receipts			Payments			Payments
Estimated lease payments / receivable	Future value	Annual interest	Present value	Future value	Annual interest	Present value	Present value
2017	699	(402)	297	140	(81)	59	1,091
2018 - 2021	2,560	(1,366)	1,194	553	(281)	272	3,461
2022 and thereafter	4,461	(1,149)	3,312	1,264	(800)	464	1,514
As of December 31, 2016	7,720	(2,917)	4,803	1,957	(1,162)	795	6,066
Current			297			59	1,091
Non-current			4,506			736	4,975
As of December 31, 2016			4,803			795	6,066

Current (*)			256			73	1,568
Non-current (*)			5,441			303	5,426
As of December 31, 2015			5,697			376	6,994

(*) For comparative purposes, the present value of payments in the amount of R$ 25 was reclassified from trade payables in current liabilities and the amount of R$ 149 was reclassified from others in non-current liabilities.

18.2.	Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated	Parent Company
2017	37,136	59,930
2018	28,514	51,122
2019	25,619	47,385
2020	24,639	45,765
2021	23,150	44,084
2022 and thereafter	176,807	279,124
As of December 31, 2016	315,865	527,410
As of December 31, 2015	387,332	587,276

As of December 31, 2016, the balance of estimated future minimum lease payments under operating leases includes R$ 161,884 in the Consolidated and R$ 161,882 in the Parent Company (in 2015, R$ 236,739 in the Consolidated and R$ 211,634 in the Parent Company) with respect to assets under construction, for which the lease term has not commenced.

During 2016, the Company recognized expenditures of R$ 34,438 in the Consolidated from operating lease installments and R$ 53,228 in the Parent Company (during 2015, R$ 32,485 in the consolidated and R$ 49,620 in the Parent Company).

19.	Related-party transactions

The Company has a related-party transactions policy, which is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

This policy provides for guidance to Petrobras and its workforce while entering into related-party transactions and dealing with potential conflicts of interest on these transactions, in order to ensure the goals of the Company and align them with transparency of processes and corporate governance best practices, such as: (i) Audit Committee prior assessment of transactions between the Company and its associates, the Brazilian Federal Government (including its agencies or similar bodies and controlled entities),  as well as transactions with entities controlled by key management personnel or by their close family members, for the transactions that match the criteria stablished in Instruction CVM 480/09; and (ii) prior approval of, at least, 2/3 of board members with respect to transactions with the Brazilian Federal Government.

The Related-Party Transactions Policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

19.1.	Commercial transactions by operation with companies of the Petrobras’ group (parent company)
	12.31.2016			12.31.2015
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	10,031	−	10,031	8,916	−	8,916
Dividends receivable	3,045	−	3,045	1,595	−	1,595
Intercompany loans	−	225	225	−	266	266
Capital increase (advance)	−	3,882	3,882	−	1,364	1,364
Amounts related to construction of natural gas pipeline	−	1,126	1,126	−	1,050	1,050
Finance leases	98	914	1,012	61	873	934
Other operations	558	425	983	637	414	1,051
Assets held for sale	702	−	702
Total	14,434	6,572	21,006	11,209	3,967	15,176

Liabilities
Finance leases	(1,096)	(4,452)	(5,548)	(1,568)	(5,354)	(6,922)
Intercompany loans	−	(28,903)	(28,903)	−	(51,465)	(51,465)
Prepayment of exports	(28,115)	(101,011)	(129,126)	(18,346)	(109,607)	(127,953)
Accounts payable to suppliers	(12,116)	−	(12,116)	(13,541)	−	(13,541)
Purchases of crude oil, oil products and others	(6,373)	−	(6,373)	(7,251)	−	(7,251)
Affreightment of platforms	(5,282)	−	(5,282)	(5,778)	−	(5,778)
Advances from clients	(461)	−	(461)	(512)	−	(512)
Other operations	−	−	−	−	(99)	(99)
Total	(41,327)	(134,366)	(175,693)	(33,455)	(166,525)	(199,980)

Profit or Loss					2016	2015
Revenues, mainly sales revenues					129,260	147,898
Foreign exchange and inflation indexation charges					(7,595)	(11,624)
Financial income (expenses), net					(11,970)	(11,580)
Total					109,695	124,694

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.2.	Commercial transactions with companies of the Petrobras’ group (parent company)
	Income (expense)		12.31.2016			12.31.2015	12.31.2016			12.31.2015
	2016	2015	Current Assets	Non-current Assets	Total Assets	Total Assets	Current Liabilities	Non-current Liabilities	Total Liabilities	Total Liabilities
Subsidiaries (*)(**)
BR	75,343	90,203	2,259	−	2,259	2,608	(211)	−	(211)	(282)
PIB BV	11,272	7,394	4,279	116	4,395	2,287	(28,846)	(129,914)	(158,760)	(180,718)
Gaspetro	6,341	10,150	752	97	849	1,074	(291)	−	(291)	(307)
PNBV	2,717	2,106	1,851	29	1,880	2,236	(5,891)	−	(5,891)	(7,632)
Transpetro	955	864	978	191	1,169	786	(1,093)	−	(1,093)	(1,125)
Logigás	(115)	246	242	1,126	1,368	1,078	(205)	−	(205)	(445)
Thermoelectrics	(209)	(192)	27	295	322	455	(172)	(931)	(1,103)	(1,127)
Fundo de Investimento Imobiliário	(260)	(153)	66	−	66	158	(258)	(1,465)	(1,723)	(1,830)
TAG	(554)	(1,573)	1,334	4,608	5,942	1,075	(1,938)	−	(1,938)	(1,990)
Other subsidiaries	2,282	5,082	2,166	106	2,272	2,788	(1,634)	−	(1,634)	(967)
Total Subsidiaries	97,772	114,127	13,954	6,568	20,522	14,545	(40,539)	(132,310)	(172,849)	(196,423)
Structured Entities
PDET Off Shore	(114)	(564)	−	−	−	−	(334)	(554)	(888)	(1,161)
CDMPI	(250)	(939)	−	−	−	−	(374)	(1,502)	(1,876)	(2,172)
Total Structured Entities	(364)	(1,503)	−	−	−	−	(708)	(2,056)	(2,764)	(3,333)
Associates
Companies from the petrochemical sector	12,251	12,041	412	−	412	559	(72)	−	(72)	(172)
Other associates	36	29	68	4	72	72	(8)	−	(8)	(52)
Total Associates	12,287	12,070	480	4	484	631	(80)	−	(80)	(224)
Total	109,695	124,694	14,434	6,572	21,006	15,176	(41,327)	(134,366)	(175,693)	(199,980)
(*) Includes its subsidiaries and joint ventures.
(**) A list with the companies is provided in note 11.

19.3.	Annual rates for intercompany loans
	Parent Company
	Assets		Liabilities
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Up to 5%	−	−	−	(5,623)
From 5.01% to 7%	77	81	(28,903)	(45,842)
From 7.01% to 9%	100	128	−	−
More than 9.01%	48	57	−	−
Total	225	266	(28,903)	(51,465)

19.4.	Non standardized receivables investment fund

The Parent Company invests in the receivables investment fund FIDC-NP (FIDC-NP and FIDC-P, as of December 31, 2015), which comprises mainly receivables and non-performing receivables arising from operations performed by subsidiaries of the Petrobras Group. Investments in FIDC-NP and FIDC-P are recognized as other receivables.

The assignment of performing and non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	12.31.2016	12.31.2015
Other receivables	11,301	7,812
Assignments of receivables	(23,121)	(20,779)

	2016	2015
Finance income FIDC P and NP	1,018	891
Finance expense FIDC P and NP	(2,680)	(2,129)
Net finance income (expense)	(1,662)	(1,238)

19.5.	Guarantees

Petrobras guarantees certain financial operations carried out by its subsidiaries in Brazil and abroad.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, offers guarantees, mainly fidejussory, to the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	12.31.2016						12.31.2015
Maturity date of the loans	PGF (*)	PGT (**)	PNBV	TAG	Others	Total	Total
2016	−	−	−	−	−	−	29,089
2017	3,417	−	2,946	−	11	6,374	22,132
2018	6,510	8,148	4,673	−	1,604	20,935	45,479
2019	17,562	19,229	7,561	−	1,111	45,463	63,241
2020	15,323	17,371	1,636	−	6,940	41,270	48,680
2021	41,688	−	733	−	5,529	47,950	30,753
2022 and thereafter	75,300	33,713	8,308	4,678	3,879	125,878	148,579
Total	159,800	78,461	25,857	4,678	19,074	287,870	387,953
(*) Petrobras Global Finance B.V., subsidiary of PIB BV.
(**) Petrobras Global Trading B.V., subsidiary of PIB BV.

Petrobras entered into 2 finance agreements with China Development Bank (CDB), maturing in 2019 and 2026, which are collateralized based on future oil exports for specific buyer, limited to 300 thousand barrels per day up to 2019 and 100 thousand barrels per day from 2020 to 2026. This collateral may not exceed the amount of the related debt. PGT, a wholly-owned subsidiary of Petrobras, guarantees these financing operations.

19.6.	Investment fund of subsidiaries abroad

As of December 31, 2016, a subsidiary of PIB BV had R$ 10,389 (R$ 15,623 as of December 31, 2015) invested in an investment fund abroad that held debt securities of NTS, PGF and of consolidated structured entities, mainly with respect to the following projects: Gasene, CDMPI, Charter and PDET.

19.7.	Transactions with joint ventures, associates, government entities and pension funds

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking, asset management and others.

The balances of significant transactions are set out in the following table:

	Consolidated
	2016	12.31.2016		2015	12.31.2015
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	6,088	803	226	9,849	996	281
Petrochemical companies	12,337	426	88	12,020	565	174
Other associates and joint ventures	1,624	580	1,245	1,878	524	1,768
Subtotal	20,049	1,809	1,559	23,747	2,085	2,223

Government entities
Government bonds	454	3,628	−	1,090	4,352	−
Banks controlled by the Federal Government	(10,740)	13,408	64,727	(13,641)	10,181	95,034
Receivables from the Electricity sector (note 8.4)	3,359	16,042	8	5,821	13,335	−
Petroleum and alcohol account - receivables from Federal government	18	875	−	14	857	−
Others	687	1,326	1,081	30	1,190	1,230
Subtotal	(6,222)	35,279	65,816	(6,686)	29,915	96,264
Pension plans	1	158	324	−	141	431
Total	13,828	37,246	67,699	17,061	32,141	98,918

Revenues, mainly sales revenues	22,758			28,331
Foreign exchange and inflation indexation charges, net	(1,035)			(4,730)
Finance income (expenses), net	(7,895)			(6,540)
Current assets		9,979			8,806
Non-current assets		27,267			23,335
Current liabilities			13,157			12,683
Non-current liabilities			54,542			86,235
Total	13,828	37,246	67,699	17,061	32,141	98,918

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

19.8.	Petroleum and Alcohol accounts - Receivables from Federal Government

As of December 31, 2016, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 875 (R$ 857 as of December 31, 2015). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

On October 28, 2016, the court ruled in favor of the Company, disallowing the use of an alleged debt from the liquidated company of the group, Petrobras Comércio Internacional S.A. – Interbrás, by the Brazilian Federal Government, when offsetting the outstanding balance. However, the parties are still able to file appeals at this stage.

19.9.	Compensation of employees and key management personnel

The criteria for compensation of employees and officers are established based on the relevant labor legislation and the Company’s Positions, Salaries and Benefits Plan (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) and officers in the months of December 2016 and December 2015 were:

	Amounts in reais
Compensation of employees, excluding officers	Dec/2016	Dec/2015
Lowest compensation	3,078.15	2,812.74
Average compensation	17,707.71	16,582.21
Highest compensation	92,203.64	90,078.93

Compensation of highest paid Petrobras officer	116,761.20	106,748.22

The total compensation of Petrobras’ key management personnel is set out as follows:

	2016			2015
	Officers	Board (members and alternates)	Total	Officers	Board (members and alternates)	Total
Wages and short-term benefits	11.8	1.2	13.0	12.7	1.4	14.1
Social security and other employee-related taxes	3.4	0.3	3.7	3.4	0.3	3.7
Post-employment benefits (pension plan)	1.0	−	1.0	0.8	−	0.8
Benefits due to termination of tenure	0.7	−	0.7	−	−	−
Total compensation recognized in the statement of income	16.9	1.5	18.4	16.9	1.7	18.6
Total compensation paid	16.9	1.5	18.4	16.9	1.7	18.6

Average number of members in the period (*)	7.67	11.00	18.67	8.00	13.67	21.67
Average number of paid members in the period (**)	7.67	9.33	17.00	8.00	11.33	19.33
(*) Monthly average number of members.
(**) Monthly average number of paid members.

In 2016 the board members and executive officers of the Petrobras group received R$ 76.8 as compensation (R$ 67.4 in 2015).

The Extraordinary General Meeting held on July 1, 2015 amended the following:

•

Article 18 of the Company's Bylaws to allow board members to have alternates with mandates limited to a two-year period; article 29 to establish that five Advisory Committees will support the Board of Directors with their appraisals and recommendations regarding specific issues related to the Board; article 41 to permit that board members’ alternates may participate in all board meetings and receive a fixed monthly stipend as defined by the Board and in accordance with compensation limits established in the General Meeting;

•	The total Board members compensation established at the Annual General Meeting increased by R$ 754 thousand, in order to cover the fees of the alternate Board members from July 2015 to March 2016.

The compensation of the Advisory Committees to the Board of Directors is apart from the fixed compensation set for the Board members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In 2016, the alternates of Board members, who were also members of these committees, received the amount of R$ 54 thousand as compensation in 2016 (R$ 65 thousand including related charges).

20.	Provision for decommissioning costs
	Consolidated		Parent Company
Non-current liabilities	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Opening balance	35,728	21,958	34,641	20,630
Adjustment to provision	(1,785)	17,300	(2,029)	17,277
Transfers related to liabilities held for sale (*)	(60)	(488)	323	(488)
Payments made	(2,606)	(4,149)	(2,600)	(3,306)
Interest accrued	2,290	753	2,280	721
Others	(155)	354	−	(193)
Closing balance	33,412	35,728	32,615	34,641

(*) Includes R$ 493 relating to the termination of sales contract of Bijupirá and Salema fields, R$ 170 relating to the intention to sell interest in Lapa, Sururu, Berbigão and Oeste de Atapu fields, and R$ 383 transferred pursuant to the sale of the subsidiary PESA.

The estimates for abandonment and dismantling of oil and natural gas producing properties areas are revised annually at December 31 along with the annual process of oil and gas reserves certification or whenever an indication of significant change in the assumptions used in the estimates occurs.

In 2016, the revisions resulted in a R$ 2.3 billion decrease in the provision for decommissioning costs, mainly due to: (i) a R$ 3.2 billion decrease due to lower exchange rate with direct impact on costs in dollars, (ii) a R$ 1.6 billion decrease due to a higher risk adjustment rate of discount (from 6.73% p.a. on December 31, 2015 to 7.42% p.a. on December 31, 2016). These effects were partially offset by a R$ 2.5 billion increase attributable to a revision on abandonment estimates, mainly due to additional drilling wells and other equipment.

21.	Taxes
21.1.	Income taxes and other taxes
Income tax and social contribution	Consolidated				Parent Company
	Current assets		Current liabilities		Current assets
	12.31.2016	12.31.2015	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Taxes in Brazil	1,938	3,743	364	242	786	1,520
Taxes abroad	23	96	48	168	−	−
Total	1,961	3,839	412	410	786	1,520

	Consolidated
Other taxes and contributions	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	2016	2015	2016	2015	2016	2015	2016	2015
Taxes In Brazil:
Current / Deferred ICMS (VAT)	3,156	3,151	2,202	2,364	3,513	4,081	−	−
Current / Deferred PIS and COFINS (taxes on revenues)	2,314	2,913	7,374	7,913	1,509	1,902	−	−
CIDE	71	72	−	−	386	449	−	−
Production Taxes (Special participation / Royalties)	−	−	−	−	4,015	2,428	−	−
Withholding income tax and social contribution	−	−	−	−	1,584	1,698	−	60
REFIS and PRORELIT	−	−	−	−	90	1,068	−	43
Others	540	585	623	718	621	956	65	−
Total in Brazil	6,081	6,721	10,199	10,995	11,718	12,582	65	103
Taxes abroad	111	172	37	22	108	557	−	−
Total	6,192	6,893	10,236	11,017	11,826	13,139	65	103
	Parent Company
Taxes In Brazil:
ICMS/ Deferred ICMS (VAT)	2,790	2,700	2,066	2,291	3,303	3,830	−	−
PIS and COFINS/ Deferred PIS and COFINS (Taxes on Revenues)	1,740	1,762	7,154	7,194	1,434	1,745	−	−
CIDE	71	72	−	−	385	449	−	−
Production Taxes (Special Participation / Royalties)	−	−	−	−	4,015	2,428	−	−
Withholding income tax and social contribution	−	−	−	−	1,490	1,621	−	−
REFIS and PRORELIT	−	−	−	−	90	1,068	−	43
Others	463	453	106	−	502	621	−	−
	5,064	4,987	9,326	9,485	11,219	11,762	−	43
(*) Other non-current taxes are classified as other non-current liabilities.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.2.	Tax amnesty program – (Programa de Recuperação Fiscal - REFIS)

On July 16, 2015 Petrobras paid R$ 1,580 (R$ 1,183 in cash and R$ 397 in tax credits) related to a definitive ruling at the administrative stage with respect to a tax deficiency notice issued by the Brazilian Federal Tax Authorities. The notice is related to the tax on financial operations (Imposto sobre operações financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries in 2008.

In addition, Joint Ordinance 1,064 (Portaria Conjunta RFB/PGFN 1.064) issued by the Brazilian Federal Tax Authorities and by the Brazilian Federal Tax Attorney General's Office, and Normative Instruction 1,576/15 (Instrução Normativa RFB 1.576/15) issued by the Brazilian Federal Tax Authorities, both published on August 3, 2015, clarified that taxpayers had an opportunity for relief in connection with additional existing federal tax debts, through the tax amnesty program created under Law 12,996/14   – Programa de Recuperação Fiscal (REFIS). The Company has decided to adhere to the REFIS to pay for the tax liabilities set out as follows:

-

Pay amounts due according to the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the tax on financial operations (IOF) applicable to intercompany loans made by Petrobras to its foreign subsidiaries in 2007, 2009 and 2010 and to pay amounts due related to the IOF applicable to similar intercompany loans made in other periods, for which a tax deficiency notice has not been issued (2011 and 2012), in the amount of R$ 3,118. The Company modified its procedures with respect to the payment of the IOF applicable to transactions in 2013 and, therefore, it does not expect any additional tax deficiency notices.

-

Pay the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the alledged failure to withhold income tax (imposto de renda retido na fonte- IRRF) on amounts Petrobras paid to its former subsidiary Petrobras International Finance Company (PifCo) with respect to crude oil and oil product imports between 1999 and 2002, 2004, 2005 and 2007 to 2012, in the amount of R$ 2,840.

-	Penalties for noncompliance with customs clearance procedures on crude oil and oil product imports from 2008 to 2013, in the amount of R$ 46.
-	Inflation indexation of REFIS in the amount of R$ 33 in the period relating to the fourth quarter of 2015.

The Company will pay those federal tax liabilities in 30 monthly installments following an immediate payment of 20% of the total amount due (after the reductions provided by the tax amnesty program) and using tax credits (tax loss carryforwards) to pay for interest and penalties.

As a result, in the period from January to December, 2015, the Company recognized a total expense of R$ 7,617 in 2015, of which R$ 5,090 was recognized as other taxes expenses and R$ 2,527 as finance expenses. In the same period, the Company paid a total amount of R$ 6,527, of which R$ 3,467 was paid in cash, R$ 1,806 by using tax credits and R$ 1,254 by using judicial deposits. The remaining amount was settled in January 2017.

21.3.	Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

In 2016, the Company elected to settle taxes in cash through an amnesty settlement programs administered by the State of São Paulo pursuant to the Decree No. 61,625/2015 and Decree No. 61,788/2016, as well as Complementary Law 333/2016 enacted by the State of Pernambuco. In 2015, the Company decided to benefit from tax amnesty programs relating to the states of Rio de Janeiro, Espírito Santo, Bahia, Pará and Brazil Federal District.

In 2016 the Company charged to income R$ 155 (R$ 1,229 in 2015), of which R$ 126 (R$ 1,046 in 2015) was recognized as other taxes and R$ 29 (R$ 183 in 2015) as finance expense within Statement of Income.

21.4.	Reduction tax litigation program (Programa de Redução de Litígios Tributários – PRORELIT)

On October 30, 2015, Petrobras joined the PRORELIT, established by Law No. 13,202 / 15 (Measure Conversion Act No. 685/15) paying R$ 67, R$ 20 in cash and R$ 47 in tax credits debts and customs fines against the Company from 2014 and 2015 and to tax penalties for improper deduction of tax bases in 2003 and 2004. In 2015 the Company charged to income R$ 67, of which R$ 28 was recognized in other taxes expenses and R$ 39 in finance expenses in the Statement of Income.

21.5.	Brazilian Tax Law

On December 30, 2015, the state of Rio de Janeiro enacted two laws that increased the tax burden on the oil industry from March 2016, as follows:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

•

Law No. 7,182 – establishes a Rate Control, Monitoring and Supervision of Research, Mining, Oil and Gas Exploration and Utilization Activities tax (Taxa de Controle, Monitoramento e Fiscalização das Atividades de Pesquisa, Lavra, Exploração e Aproveitamento de Petróleo e Gás – TFPG) over each barrel of crude oil or equivalent unit of natural gas extracted in the State of Rio de Janeiro, and

•	Law No. 7,183 – establishes a VAT (ICMS) tax over transactions involving crude oil operations.

The Company believes that the taxation established by both laws is not legally justifiable, and therefore, the Company has supported the Brazilian Association of Companies for the Exploration and Production of Oil and Gas (ABEP - Associação Brasileira de Empresas de Exploração e Produção de Petróleo e Gás), which has filed complaints challenging the constitutionality of such laws before the Brazilian Supreme Court.

The Brazilian Federal Attorney has expressed favorable opinions regarding the basis of the ABEP complaints and the granting of judicial injunctions in favor of the oil and gas industry, to avoid the associated tax burden on it.

As the Brazilian Supreme Court has not ruled on the ABEP request for formal injunctions, the Company filed individual complaints before the State Court of Rio de Janeiro challenging both laws and, as a result, judicial injunctions were granted in favor of the Company in December 2016 and this tax burden has been suspended.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.6.	Deferred income tax and social contribution - non-current
a)	Changes in deferred income tax and social contribution are set out below:
	Consolidated										Parent Company
	Property, Plant and Equipment
	Oil and gas exploration costs	Others (*)	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Employee benefits	Others	Total	Total
Balance at January 1, 2015	(36,249)	(595)	10,155	(1,573)	1,397	15,191	1,302	5,371	(378)	(5,379)	(9,062)
Recognized in the statement of income for the year	(4,061)	5,894	(1,687)	186	1,712	6,789	74	(612)	616	8,911	8,047
Recognized in shareholders’ equity	-	-	20,961	-	-	(336)	-	(54)	-	20,571	17,991
Cumulative translation adjustment	-	106	2	-	(14)	501	(4)	3	(276)	318	−
Use of tax credits - REFIS and PRORELIT	-	-	-	-	-	(1,853)		-	-	(1,853)	(1,853)
Others	-	(362)	296	21	(3)	73	7	(27)	11	16	33
Balance at December 31, 2015	(40,310)	5,043	29,727	(1,366)	3,092	20,365	1,379	4,681	(27)	22,584	15,156
Recognized in the statement of income for the period	3,792	(2,161)	(1,192)	108	663	(362)	19	1,731	682	3,280	1,010
Recognized in shareholders’ equity	-	-	(17,089)	992	-	(10)	-	3,485	-	(12,622)	(11,305)
Cumulative translation adjustment	-	(77)	47	-	5	(190)	-	(13)	(43)	(271)	−
Others (**)	-	250	(47)	(28)	(84)	(119)	-	(77)	316	211	12
Balance at December 31, 2016	(36,518)	3,055	11,446	(294)	3,676	19,684	1,398	9,807	928	13,182	4,873

Deferred tax assets										23,490	15,156
Deferred tax liabilities										(906)	−
Balance at December 31, 2015										22,584	15,156

Deferred tax assets										14,038	4,873
Deferred tax liabilities										(856)	−
Balance at December 31, 2016										13,182	4,873
(*) Relates, primarily, to disposal of interests in investees or mergers.
(**) Includes R$ 249 transferred to liabilities associated with assets held for sale due to the disposal of subsidiary PESA.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

b)	Timing of reversal of deferred income taxes

Deferred tax assets were recognized based on projections of taxable profit in future periods supported by the Company’s 2017-2021 Business and Management Plan (BMP). The main goals and objectives outlined in its business plan include business restructuring, a divestment plan, demobilization of assets and reducing operating expenses.

Management considers that the deferred tax assets will be realized to the extent the deferred tax liabilities are reserved and expected taxable events occur, based on its 2017-2021 BMP.

The estimated schedule of recovery/reversal of net deferred tax assets (liabilities) recoverable (payable) as of December 31, 2016 is set out in the following table:

	Deferred income tax and social contribution
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities
2017	6,681	374	4,873	−
2018	1,062	30	−	−
2019	1,463	44	−	−
2020	1,772	47	−	−
2021	1,052	222	−	−
2022	779	1	−	−
2023 and thereafter	1,229	138	−	−
Recognized deferred tax credits	14,037	856	4,873	−
In Brazil	1,576	835	−	−
Abroad	8,252	−	−	−
Unrecognized deferred tax credits	9,828	835	−	−
Total	23,865	1,691	4,873	−

At December 31, 2016, the Company had tax loss carryforwards arising from offshore subsidiaries, for which no deferred tax assets had been recognized. These tax losses totaling R$ 8,252 (R$ 9,513 as of December 31, 2015) arose mainly from oil and gas exploration and production and refining activities in the United States of R$ 7,416 (R$ 7,816 as of December 31, 2015), as well as Spanish companies in the amount of R$ 834 (R$ 1,697 as of December 31, 2015).

An aging of the unrecognized tax carryforwards, from companies abroad, classified by lapse of the applicable statute of limitations is set out below:

Year	Lapse of Statute of Limitations
2020	123
2021	435
2022	17
2023	158
2024	103
2025	19
2026	369
2027	424
2028	480
2029	529
2030 and thereafter	5,595
Total	8,252

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

21.7.	Reconciliation between statutory tax rate and tax expense

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Consolidated		Parent Company
	2016	2015	2016	2015
Loss before income taxes	(10,703)	(41,229)	(15,690)	(42,883)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	3,639	14,018	5,335	14,580
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	(391)	(1,388)	−	−
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(1,089)	(2,528)	(1,089)	(2,528)
Tax incentives	171	43	18
Tax loss carryforwards (unrecognized tax losses)	(913)	(1,864)	−	−
Non-taxable income (non-deductible expenses), net (**)	(3,242)	(2,081)	(2,749)	(3,997)
Others	(517)	(142)	(649)	(8)
Income taxes benefit (expense)	(2,342)	6,058	866	8,047
Deferred income taxes	3,280	8,911	1,010	8,047
Current income taxes	(5,622)	(2,853)	(144)	−
Total	(2,342)	6,058	866	8,047
Effective tax rate of income taxes	(21.9)%	14.7%	5.5%	18.8%
(*) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) Includes results in equity-accounted investments and CTA transferred to income statement due to the disposal of Pesa and Nansei as set out in note 10.1.

22.	Employee benefits (Post-Employment)

The balance of employee benefits (post-employment) are set out below:

	Consolidated		Parent Company
	2016	2015	2016	2015
Liabilities
Petros pension plan	35,040	23,185	33,191	22,110
Petros 2 pension plan	955	277	778	231
AMS medical plan	36,549	26,369	33,467	24,641
Other plans	124	343	−	−
	72,668	50,174	67,436	46,982

Current	2,672	2,556	2,533	2,436
Non-current	69,996	47,618	64,903	44,546
	72,668	50,174	67,436	46,982

22.1.	Petros Plan and Petros 2 Plan

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros), which was established by Petrobras as a nonprofit legal entity governed by private law with administrative and financial autonomy.

a)	Petros Plan - Fundação Petrobras de Seguridade Social

The Petros Plan was established by Petrobras in July 1970 as a defined-benefit pension plan and currently provides post-retirement benefits for employees of Petrobras and Petrobras Distribuidora S.A., in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros performs an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

On July 31, 2016, Petros Plan announced a deficit in the amount of R$ 22.6 billion. The deficit exceeds in R$ 16 billion the ceiling amount as established in the Resolution 22/2015 enacted by the Post-retirement Benefit Federal Council - CNPC, that outlines terms of equating plans. Accordingly, participants of the plan and their employers (sponsors) would be called to cover this deficit based on their respective proportions of regular contributions and in accordance with an equation plan guideline in a period totaling 1.5 times the duration of the liabilities under the plan, which is estimated to be 18 years.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Pursuant to the aforementioned rule, Petros should have developed and approved by December 31, 2016, an equating plan to be implemented within 60 calendar days following the Executive Council approval. However, due to managerial and technical reasons, the Pension Plan requested a Conduct Adjustment Declaration (TAC) before Superintendency of Post-retirement Benefits – PREVIC, in order to postpone the implementation of its equating plan for 2015 within approximately 210 calendar days after the TAC approval. Therefore, the Company, as sponsor of this pension plan, expects to make additional contributions only after the term established in the TAC.

As of December 31, 2016, the balance of the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 is R$ 11,832 (R$ 11,436 in the Parent Company). The TCF is a financial commitment agreement to cover obligations with the pension plan, which amounts are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The Company has provided crude oil and oil products pledged as security for the TFC totaling R$ 6,449 which are been reviewed.

The employers' expected contributions to the plan for 2017 are R$ 624 (R$ 588 in the Parent Company) and interest payments on TCF R$ 719 (R$ 696 in the Parent Company).

The average duration of the actuarial liability related to the plan, as of December 31, 2016, is 11.42 years (10.06 years as of December 31, 2015).

b)	Petros 2 Plan - Fundação Petrobras de Seguridade Social

Petros 2 Plan was established in July 2007 by Petrobras and certain subsidiaries as a variable contribution plan recognizing past service costs for contributions for the period from August 2002 to August 29, 2007. The Petros 2 Plan currently provides post-retirement benefits for employees of Petrobras, Petrobras Distribuidora S.A., Stratura Asfaltos, Termobahia, Termomacaé, Transportadora Brasileira Gasoduto Brasil-Bolívia S.A. – TBG, Petrobras Transporte S.A. – Transpetro and Petrobras Biocombustível. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros 2 Plan have defined benefit characteristics, primarily the coverage of disability and death risks and the guarantee of minimum defined benefit and lifetime income. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are accrued monthly in the statement of income and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were R$ 871 in 2016 (R$ 765 in the Parent Company).

The defined benefit portion of the contributions was suspended from July 1, 2012 to June 30, 2017, as determined by the Executive Council of Petros, based on advice of the actuarial consultants from Petros. Therefore, the entire contributions are being applied to the individual accounts of plan participants.

For 2017 the employers' expected contributions to the defined contribution portion of the plan are R$ 854 (R$ 732 in the Parent Company).

The average duration of the actuarial liability related to the plan, as of December 31, 2016, is 43.20 years (29.58 years as of December 31, 2015).

22.2.	Other plans

The Company also sponsors other pension and health care plans of certain of its Brazilian and international subsidiaries. Most of these plans are unfunded and their assets are held in trusts, foundations or similar entities governed by local regulations.

Following the disposals of Petrobras Argentina and Nansei Sekiyu, the Company is not a sponsor of their pension and health care plans at December 31, 2016. In addition, the Company’s Board of Directors approved the disposal of its interest in the subsidiary Liquigás and, accordingly, the related actuarial liabilities were reclassified as held for sale. Further information on these divestments is presented in note 10.1.

22.3.	Pension Plans assets

Pension plans assets follow a long term investment strategy based on the risks assessed for each different class of assets and provide for diversification, in order to lower portfolio risk. The portfolio profile must comply with the Brazilian National Monetary Council (Conselho Monetário Nacional – CMN) regulations.

Petros establishes investment policies for 5-year periods, reviewed annually. Petros uses an asset liability management model (ALM) to address net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Portfolio allocation limits for the period between 2017 and 2021 for the Petros Plan of the Petrobras Group are 40% to 75% in fixed-income securities, 10% to 35% in variable-income securities, 4% to 8% in real estate, 2% to 8% in loans to participants, as well as 0% to 7% in structured finance projects. Allocation limits for Petros 2 Plan for the same period are: 60% to 100% in fixed-income securities, 0% to 20% in variable-income securities, 0% to 5% in real estate, 2% to 8% in loans to participants, 0% to 4% in structured finance projects and 0% to 2% in investments abroad.

The pension plan assets by type of asset are set out as follows:

	Consolidated
	2016				2015
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Fixed income	21,530	3,798	25,328	50	21,283	43
Corporate bonds	−	221	221		620
Government bonds	21,530	−	21,530		17,033
Other investments	−	3,577	3,577		3,630
Variable income	16,129	369	16,498	33	17,484	36
Common and preferred shares	16,129	−	16,129		16,826
Other investments	−	369	369		658
Structured investments	−	2,519	2,519	5	3,819	8
Private equity funds	−	2,182	2,182		3,490
Venture capital funds	−	56	56		37
Real estate funds	−	281	281		292
Real estate properties	−	4,052	4,052	8	4,203	9
	37,659	10,738	48,397	96	46,789	96
Loans to participants	−	2,264	2,264	4	2,074	4
			50,661	100	48,863	100

As of December 31, 2016, the investment portfolio included Petrobras’ common and preferred shares in the amount of R$ 36 and R$ 146, respectively, and Petros’ real estate properties leased by the Company in the amount of R$ 1,489.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

22.4.	Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras, Petrobras Distribuidora S.A., Petrobras Transporte S.A. – Transpetro, Petrobras Biocombustível and Transportadora Brasileira Gasoduto Brasil-Bolívia - TBG operate a medical benefit plan for their employees in Brazil (active and retired) and their dependents: the AMS health care plan. The plan is managed by the Company based on a self-supporting benefit assumption and includes health prevention and health care programs. The plan is mainly exposed to the risk of an increase in medical costs due to new technologies, new types of coverage and to a higher level of usage of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to hedge such risks.

The employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of the other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary and age levels. The plan also includes assistance towards the purchase of certain medicines in registered drugstores throughout Brazil. There are no health care plan assets. Benefits are paid and recognized by the Company based on the costs incurred by the participants.

The average duration of the actuarial liability related to this health care plan, as of December 31, 2016, is 22.04 years (21,54 as of December 31, 2015).

22.5.	Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

Aggregate information is presented for other plans, whose total assets and liabilities are not material.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

a)	Changes in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position
	Consolidated
	2016					2015
	Pension Plan		Medical Plan	Other plans		Pension Plan		Medical Plan	Other plans
	Petros	Petros 2			Total	Petros	Petros 2			Total
Changes in the present value of obligations
Obligations at the beginning of the year	70,952	1,160	26,369	556	99,037	73,601	1,441	23,957	443	99,442
Interest expense:					−
• Term of financial commitment (TFC)	1,506	−	−	−	1,506	1,428	−	−	−	1,428
• Actuarial	8,560	166	3,792	28	12,546	7,926	188	3,065	60	11,239
Current service cost	288	74	446	64	872	254	107	148	38	547
Employee contributions	321	−	−	1	322	341	−	−	1	342
Benefits paid, net of assisted contributions	(4,649)	(57)	(1,224)	(7)	(5,937)	(4,041)	(16)	(1,155)	(14)	(5,226)
Remeasurement: Experience (gains) / losses	(4,735)	(42)	(2,716)	5	(7,488)	(1,735)	13	(2,544)	(12)	(4,278)
Remeasurement: (gains) / losses - demographic assumptions	260	(20)	(138)	5	107	(152)	(162)	10	(2)	(306)
Remeasurement: (gains) / losses - financial assumptions	11,815	930	10,020	44	22,809	(6,670)	(411)	2,888	(33)	(4,226)
Others	−	−	−	(445)	(445)	−	−	−	75	75
Obligations at the end of the year	84,318	2,211	36,549	251	123,329	70,952	1,160	26,369	556	99,037

Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	47,767	883	−	213	48,863	52,685	679	−	160	53,524
Interest income	6,788	125	−	10	6,923	6,729	88	−	9	6,826
Contributions paid by the sponsor (Company)	672	−	1,224	32	1,928	644	−	1,155	18	1,817
Contributions paid by participants	321	−	−	1	322	341	−	−	1	342
Term of financial commitment (TFC) paid by the Company	706	−	−	−	706	550	−	−	−	550
Benefits paid, net of assisted contributions	(4,649)	(57)	(1,224)	(7)	(5,937)	(4,041)	(16)	(1,155)	(14)	(5,226)
Remeasurement: Return on plan assets lower than interest income	(2,327)	305	−	1	(2,021)	(9,141)	132	−	(3)	(9,012)
Others	−	−	−	(123)	(123)	−	−	−	42	42
Fair value of plan assets at the end of the year	49,278	1,256	−	127	50,661	47,767	883	−	213	48,863

Amounts recognized in the Statement of Financial Position
Present value of obligations	84,318	2,211	36,549	251	123,329	70,952	1,160	26,369	556	99,037
( -) Fair value of plan assets	(49,278)	(1,256)	−	(127)	(50,661)	(47,767)	(883)	−	(213)	(48,863)
Net actuarial liability as of December 31,	35,040	955	36,549	124	72,668	23,185	277	26,369	343	50,174

Changes in net actuarial liability
Balance as of January 1,	23,185	277	26,369	343	50,174	20,916	762	23,957	283	45,918
(+) Remeasurement effects recognized in other comprehensive income	9,667	563	7,166	53	17,449	584	(692)	354	(44)	202
(+) Costs incurred in the period	3,566	115	4,238	82	8,001	2,879	207	3,213	89	6,388
(-) Contributions paid	(672)	−	(1,224)	(32)	(1,928)	(644)	−	(1,155)	(18)	(1,817)
(-) Payments related to Term of financial commitment (TFC)	(706)	−	−	−	(706)	(550)	−	−	−	(550)
Others	−	−	−	(322)	(322)	−	−	−	33	33
Balance as of December 31,	35,040	955	36,549	124	72,668	23,185	277	26,369	343	50,174

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

b)	Defined benefit costs
	Consolidated
	Pension Plans		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
	2016

Service cost	288	74	446	64	872
Interest on net liabilities (assets)	3,278	41	3,792	18	7,129
Net expenses for the year	3,566	115	4,238	82	8,001

Related to active employees:
Included in the cost of sales	888	61	995	5	1,949
Operating expenses in statement of income	446	38	539	72	1,095
Related to retirees	2,232	16	2,704	5	4,957
Net expenses for the year	3,566	115	4,238	82	8,001

	2015
Service cost	254	107	148	38	547
Interest on net liabilities (assets)	2,625	100	3,065	51	5,841
Net expenses for the year	2,879	207	3,213	89	6,388

Related to active employees:
Included in the cost of sales	841	105	638	6	1,590
Operating expenses in statement of income	437	86	406	79	1,008
Related to retirees	1,601	16	2,169	4	3,790
Net expenses for the year	2,879	207	3,213	89	6,388

c)	Sensitivity analysis of the defined benefit plans

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Consolidated
	Discount rate				Rate of changes of medical and hospital changes
	Pension Benefits		Medical Benefits		Medical Benefits
	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps

Pension Obligation	(8,159)	9,930	(4,348)	5,406	5,463	(4,485)
Current Service cost and interest cost	(14)	595	(246)	297	742	(599)

d)	Actuarial assumptions
Assumptions	2016	2015
Discount rate - (real rate )	5.74% (1) / 5.69% (2) / 5.72% (3)	7.33% (1) / 7.28% (2) / 7.32% (3)
Expected Inflation (Brazilian price index - IPCA)	4.87% (1) (2) (3) (4)	6.87% (1) (2) (3) (4)
Nominal discount rate (real rate + inflation)	10.89% (1) / 10.84% (2) / 10.87% (3)	14.70% (1) / 14.65% (2) / 14.69% (3)
Expected salary growth - real rate	1.53% (1) (5) / 2.58% (2) (5)	1.48% (1) (5) / 2.79% (2) (5)
Expected salary growth - nominal (real rate + Inflation)	6.47% (1) (5) / 7.57% (2) (5)	8.45% (1) (5) / 9.85% (2) (5)
Medical plan turnover	0.597% p.a (6)	0.753% p.a (6)
Pension plan turnover	Null	Null
Expected changes in medical and hospital costs	13.91% to 4.00%p.a (7)	14.92% to 3.70%p.a (7)
Mortality table	EX-PETROS 2013 (both genders) (1) (3) AT-2000 female, smoothed in a 10% coefficient (2)	EX-PETROS 2013 (both genders) (1) (3) AT-2000 female, smoothed in a 10% coefficient (2)
Disability table	TASA 1927 (1) (3) / LIGHT-low (2)	TASA 1927 (1) (3) / Álvaro Vindas (2)
Mortality table for disabled participants	AT-49 male amplified in a 10% coefficient (1) (3) IAPB 1957 low (2)	AT-49 male amplified in a 10% coefficient (1) (3) IAPB 1957 low (2)
Age of retirement	Male, 57 years / Female, 56 years (8)	Male, 57 years / Female, 56 years (8)

(1) Petros Plan for Petrobras Group.
(2) Petros 2 Plan.
(3) AMS Plan.
(4) Inflation reflects market projections: 4.87% for 2017 and converging to 4.00% in 2026 torwards.
(5) Expected salary growth only of Petrobras, the sponsor, based on the Salaries and Benefits Plan.
(6) Average turnover (only of Petrobras, the sponsor) according to age and employment term.
(7) Decreasing rate, converging in 30 years to the long-term expected inflation. Refers only to Petrobras (sponsor) rate.
(8) Except for Petros 2 Plan, for which it was used the eligibility as the rules of Regime Geral de Previdência Social (RGPS) and the rules of the plan.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

e)	Expected maturity analysis of pension and medical benefits
	Consolidated
	2016
	Pension plan		Medical plan	Other plans	Total
	Petros	Petros 2	AMS
Up to 1 year	5,865	75	1,334	4	7,278
1 to 2 years	5,153	76	1,401	3	6,633
2 to 3 years	4,956	77	1,465	3	6,501
3 to 4 years	4,788	77	1,517	3	6,385
Over 4 years	63,556	1,906	30,832	238	96,532
Total	84,318	2,211	36,549	251	123,329

22.6.	Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors other defined contribution pension plans for employees. Contributions paid in 2016, in the amount of R$ 16, were recognized in the statement of income.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

22.7.	Voluntary Separation Incentive Plan

From January 2014 to December 31, 2016 the Company implemented voluntary separation incentive plans (PIDV) as described below:

•

Petrobras (PIDV 2014) – the enrollment period lasted from February 12 to March 31, 2014. This plan was re-opened for eligible employees from November 30 to December 18, 2015, resulting in 7,634 enrollments with 6,878 separations and 415 cancelations;

•	Petrobras Distribuidora S.A. (PIDV BR 2014) – the enrollment period lasted from February 12 to March 31, 2014, resulting in 712 enrollments with 656 separations and 55 cancelations;
•	Petrobras Distribuidora S.A. (PIDV BR 2015) – the enrollment period lasted from October 13 to December 30, 2015, resulting in 345 enrollments with 316 separations and 29 cancelations;
•	Petrobras PIDV 2016 – the enrollment period lasted from April 1 to August 31, 2016 resulting in 11,866 enrollments with 5,312 separations and 393 cancelations; and
•	Petrobras Distribuidora S.A. (PIDV BR 2016) – the enrollment period lasted from November 1 to December 30, 2016, resulting in 1,105 enrollments. The separation period commenced on January 17, 2017.

Accordingly, 13,162 voluntary separations of employees who enrolled in these plans were made.

As of  December 31, 2016 changes in the provision are set out as follows:

Consolidated
Balance as of December 31, 2015	777
New enrolments PIDV Petrobras 2016	4,117
Revision of provisions	(35)
Separations in the period	(2,215)
Balance as of December 31, 2016	2,644
Current	2,644
Non-current	-

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

23.	Shareholders’ equity
23.1.	Share capital

As of December 31, 2016, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

23.2.	Capital transactions
a)	Incremental costs directly attributable to the issue of new shares

Includes any transaction costs directly attributable to the issue of new shares, net of taxes.

b)	Change in interest in subsidiaries

Includes any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Information on interest in subsidiaries is set out in note 11.

23.3.	Profit reserves
a)	Legal reserve

Represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

b)	Statutory reserve

Appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

c)	Tax incentives reserve

Government grants are recognized in the statement of income and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increase share capital.

The Company recorded a loss in 2016 and 2015, therefore, the effect of the tax incentives in the north and northeast regions of Brazil from Superintendência de Desenvolvimento do Nordeste (SUDENE) and Superintendência de Desenvolvimento da Amazônia (SUDAM) were not allocated to the tax incentives reserve. However, the impact of tax incentives will be allocated to the tax incentives reserve in future periods, pursuant to Chapter I of Law 12,973/14.

The accumulated amount of tax incentives derived from the statements of income for the years 2014, 2015 and 2016, to be allocated to the tax incentives reserve, are R$ 104 (R$ 54 for 2016, R$ 25 for 2015 and R$ 25 for 2014).

d)	Profit retention reserve

Includes funds intended for capital expenditures, primarily in oil and gas exploration and development activities, as per the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

The accumulated deficit balance of R$ 14,812 as of December 31, 2016 will be allocated to the profit retention reserve.

23.4.	Other comprehensive income

In 2016 the Company principally recognized as other comprehensive income the following effects:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

-

cumulative translation adjustment of R$ 15,585. As set out in note 10.1, this amount was impacted by the disposal of the Company’s interests in the subsidiaries Petrobras Participaciones S.L. (“PPSL”) and Nansei Seikyu (NSS) that triggered the reclassification of R$ 3,693 to income statement within other expenses, net, relating to the cumulative translation adjustments resulted from the operation, since the acquisition of these investments to their disposals;

-	actuarial losses on defined benefit plans in the amount of R$ 17,449, after taxes; and
-

foreign exchange rate variation gains of R$ 40,327, after taxes and amounts reclassified to the statement of income, recognized in the Company's shareholders' equity in 2016, as a result of its cash flow hedge accounting policy. The cumulative balance of foreign exchange variation losses as of December 31, 2016 is R$ 25,121, as set out in note 33.2.

23.5.	Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law. To the extent the Company proposes dividend distributions, preferred shares have priority in dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value, or 5% of the preferred share capital. Preferred shares participate under the same terms as common shares in capital increases resulting from the capitalization of profit reserves or retained earnings.

Due to the loss recorded in 2016 and 2015, the Board of Directors did not propose dividend distributions for those years.

23.6.	Earnings (losses) per share
	Consolidated and Parent Company
			2016			2015
	Common	Preferred	Total	Common	Preferred	Total
Basic and diluted numerator
Loss attributable to shareholders of Petrobras	(8,458)	(6,366)	(14,824)	(19,875)	(14,961)	(34,836)
Basic and diluted denominator
Weighted average number of common and preferred shares outstanding	7,442,454,142	5,602,042,788	13,044,496,930	7,442,454,142	5,602,042,788	13,044,496,930
Basic and diluted losses per common and preferred share (R$ per share)	(1.14)	(1.14)	(1.14)	(2.67)	(2.67)	(2.67)

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) represent the amount as the Company has no potential share in issue.

24.	Sales revenues
	Consolidated		Parent company
	2016	2015	2016	2015
Gross sales	357,366	401,320	296,101	328,747
Sales taxes (*)	(74,777)	(79,682)	(73,034)	(77,724)
Sales revenues (**)	282,589	321,638	223,067	251,023
Diesel	88,750	100,804	74,471	87,559
Automotive gasoline	56,540	53,903	43,540	42,344
Jet fuel	8,931	11,003	9,288	11,718
Liquefied petroleum gas	10,669	9,585	8,966	8,042
Naphtha	8,500	8,487	8,500	8,487
Fuel oil (including bunker fuel)	4,068	7,414	3,634	5,951
Other oil products	11,676	11,409	10,074	10,332
Subtotal oil products	189,134	202,605	158,473	174,433
Natural gas	13,801	19,405	13,204	18,815
Ethanol, nitrogen products and renewables	13,024	12,872	10,881	9,681
Electricity, services and others	9,611	15,916	11,119	19,249
Domestic market	225,570	250,798	193,677	222,178
Exports	28,910	32,179	29,390	28,845
Sales abroad (***)	28,109	38,661	−	−
Foreign market	57,019	70,840	29,390	28,845
Sales revenues (**)	282,589	321,638	223,067	251,023
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues by business segment are set out in note 29.
(***) Sales revenues from operations outside of Brazil, including trading and excluding exports.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In 2016, sales from transactions with two customers reached approximately 10 % or more of the Company’s sales revenue, totaling R$ 30,156 (R$ 32,624 in 2015) and R$ 26,843 (R$ 27,137 in 2015). These sales revenues mainly impacted the Refining, Transportation and Marketing (RT&M) business segment.

25.	Other expenses, net
	Consolidated		Parent Company
	2016	2015	2016	2015
Unscheduled stoppages and pre-operating expenses	(6,560)	(4,156)	(6,460)	(4,113)
Gains / (losses) related to legal, administrative and arbitration proceedings	(4,817)	(5,583)	(2,725)	(4,708)
Pension and medical benefits (retirees)	(4,956)	(3,790)	(4,722)	(3,619)
Voluntary Separation Incentive Plan - PIDV	(4,082)	(417)	(3,647)	(326)
Reclassification of cumulative translation adjustments - CTA	(3,693)	−	−	−
Allowance for impairment of other receivables	(2,225)	(1,206)	(148)	(1,175)
Institutional relations and cultural projects	(879)	(1,401)	(775)	(1,165)
Operating expenses with thermoelectric power plants	(337)	(386)	(332)	(428)
Provision for debt assumed from suppliers with subcontractors	(333)	−	−	−
Health, safety and environment	(281)	(314)	(276)	(306)
Amounts recovered relating to Lava Jato Operation	432	230	430	230
Government grants	587	62	122	50
Ship/Take or Pay Agreements	949	777	956	625
Gains / (losses) on disposal/write-offs of assets (*)	951	(2,893)	1,399	(3,075)
Expenses / Reimbursements from E&P partnership operations	1,988	1,863	1,988	1,863
Gains / (losses) on decommissioning of returned/abandoned areas	4,864	(550)	4,886	(550)
Others	1,467	(874)	(403)	(850)
Total	(16,925)	(18,638)	(9,707)	(17,547)
(*) Includes returned areas and cancelled projects.

26.	Costs and Expenses by nature
	Consolidated		Parent Company
	2016	2015	2016	2015
Raw material and products for resale	(65,864)	(94,453)	(42,210)	(67,401)
Materials, third-party services, freight, rent and other related costs	(52,308)	(70,405)	(58,332)	(66,338)
Depreciation, depletion and amortization	(48,543)	(38,574)	(37,150)	(28,039)
Employee compensation	(34,477)	(29,732)	(28,539)	(23,618)
Impairment (losses) / reversals	(20,297)	(47,676)	(11,119)	(33,468)
Production taxes	(16,688)	(19,812)	(15,888)	(18,734)
Unscheduled stoppages and pre-operating expenses	(6,560)	(4,156)	(6,460)	(4,113)
(Losses) / Gains on legal, administrative and arbitration proceedings	(4,817)	(5,583)	(2,725)	(4,708)
Reclassification of cumulative translation adjustment - CTA	(3,693)	−	−	−
Exploration expenditures written-off (includes dry wells and signature bonuses)	(4,364)	(4,921)	(3,940)	(3,784)
Allowance for impairment of trade receivables	(3,843)	(3,641)	(1,072)	(669)
Other taxes	(2,456)	(9,238)	(1,305)	(7,730)
Changes in inventories	(1,458)	(1,460)	(515)	(507)
Gains / (losses) on disposal/write-offs of assets	951	(2,893)	1,399	(3,075)
Institutional relations and cultural projects	(879)	(1,401)	(775)	(1,165)
Health, safety and environment	(281)	(314)	(276)	(306)
Amounts recovered relating to Lava Jato Operation	432	230	430	230
	(333)	−	−	−
Total	(265,478)	(334,029)	(208,477)	(263,425)

In the Statement of income
Cost of sales	(192,611)	(223,062)	(153,725)	(174,717)
Selling expenses	(13,825)	(15,893)	(17,023)	(15,130)
General and administrative expenses	(11,482)	(11,031)	(8,242)	(7,561)
Exploration costs	(6,056)	(6,467)	(5,533)	(5,261)
Research and development expenses	(1,826)	(2,024)	(1,823)	(2,011)
Other taxes	(2,456)	(9,238)	(1,305)	(7,730)
Impairment	(20,297)	(47,676)	(11,119)	(33,468)
Other expenses, net	(16,925)	(18,638)	(9,707)	(17,547)
Total	(265,478)	(334,029)	(208,477)	(263,425)

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

27.	Net finance income (expense)
	Consolidated		Parent Company
	2016	2015	2016	2015
Debt interest and charges	(26,955)	(22,935)	(20,523)	(19,903)
Foreign exchange gains (losses) and indexation charges on net debt (*)	(8,971)	(12,775)	(10,550)	(11,268)
Income from investments and marketable securities (Government Bonds)	1,894	2,315	664	1,207
Financial result on net debt	(34,032)	(33,395)	(30,409)	(29,964)
Capitalized borrowing costs	5,996	5,860	4,484	4,785
Gains (losses) on derivatives	(375)	986	(66)	(74)
Interest income from marketable securities (**)	21	77	1,046	906
Unwinding of discount on the provision for decommissioning costs	(2,296)	(757)	(2,285)	(724)
Other finance expenses and income, net (***)	979	(2,153)	68	(1,768)
Other foreign exchange gains (losses) and indexation charges	2,522	1,341	1,458	652
Net finance income (expenses)	(27,185)	(28,041)	(25,704)	(26,187)
Income	3,638	4,867	2,418	3,303
Expenses	(24,176)	(21,545)	(18,967)	(18,951)
Foreign exchange gains (losses) and indexation charges	(6,647)	(11,363)	(9,155)	(10,539)
Total	(27,185)	(28,041)	(25,704)	(26,187)
(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) Includes investments in the Receivables Investment Fund (FIDC-NP), in the Parent Company.
(***) In 2015, includes R$ 2,749 (R$ 2,694 in the parent company) of finance expense related to the tax amnesty program (REFIS and State Tax) and PRORELIT, as set out on note 21.
17:00

28.	Supplemental information on statement of cash flows
	Consolidated		Parent Company
	2016	2015	2016	2015
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	3,297	3,355	2,828	2,696

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	417	591		−
Finance Leases	296	−	355	374
Provision/(reversals) for decommissioning costs	3,113	15,932	2,868	16,511
Use of deferred tax and judicial deposit for the payment of contingency	464	3,634	390	3,583

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

29.	Segment information

The Extraordinary General Meeting held on April 28, 2016 approved adjustments to the Company’s organization structure and governance and management model, aiming to align the organization with the new conditions faced by the oil and gas industry and to prioritize profitability and capital discipline.

The current business segment information is reported in the manner in which the Company’s senior management assesses business performances and makes decisions regarding investments and resource allocation.

Consolidated assets by Business Area - 12.31.2016
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	18,262	40,609	11,707	1,319	9,906	81,262	(17,158)	145,907
Non-current assets	438,332	130,750	51,808	380	10,398	28,795	(1,425)	659,038
Long-term receivables	24,870	10,793	6,539	12	3,314	22,285	(1,262)	66,551
Investments	4,722	3,597	1,520	43	47	19	−	9,948
Property, plant and equipment	401,057	115,745	42,675	325	6,308	5,929	(163)	571,876
Operating assets	295,655	101,520	38,659	315	5,389	4,798	(163)	446,174
Under construction	105,402	14,225	4,016	10	919	1,131	−	125,702
Intangible assets	7,683	615	1,074	−	729	562	−	10,663
Total Assets	456,594	171,359	63,515	1,699	20,304	110,057	(18,583)	804,945

Consolidated assets by Business Area - 12.31.2015	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total

Current assets	14,215	35,247	9,424	176	8,979	112,715	(12,149)	168,607
Non-current assets	469,181	142,384	66,599	1,709	11,609	41,350	(1,304)	731,528
Long-term receivables	25,250	9,309	6,277	12	3,355	32,792	(1,142)	75,853
Investments	7,054	3,431	1,781	1,339	134	33	−	13,772
Property, plant and equipment	428,447	128,982	57,300	358	7,296	7,610	(162)	629,831
Operating assets	310,761	112,470	47,611	317	6,175	5,798	(162)	482,970
Under construction	117,686	16,512	9,689	41	1,121	1,812	−	146,861
Intangible assets	8,430	662	1,241	−	824	915	−	12,072

Total Assets	483,396	177,631	76,023	1,885	20,588	154,065	(13,453)	900,135

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by Business Area - 2016

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	116,033	217,181	32,809	839	97,101	−	(181,374)	282,589
Intersegments	110,946	59,522	8,638	807	1,461	−	(181,374)	−
Third parties	5,087	157,659	24,171	32	95,640	−	−	282,589
Cost of sales	(86,186)	(167,686)	(23,829)	(919)	(89,563)	−	175,572	(192,611)
Gross profit (loss)	29,847	49,495	8,980	(80)	7,538	−	(5,802)	89,978
Income (Expenses)	(23,086)	(18,376)	(4,894)	(212)	(7,246)	(19,357)	304	(72,867)
Selling	(510)	(6,430)	(2,651)	(6)	(4,590)	29	333	(13,825)
General and administrative	(1,216)	(1,535)	(716)	(83)	(937)	(6,994)	(1)	(11,482)
Exploration costs	(6,056)	−	−	−	−	−	−	(6,056)
Research and technological development	(696)	(199)	(62)	(2)	(1)	(866)	−	(1,826)
Other taxes	(295)	(342)	(762)	(10)	(103)	(944)	−	(2,456)
Impairment of assets	(10,700)	(8,090)	(1,217)	(24)	(266)	−	−	(20,297)
Other expenses, net	(3,613)	(1,780)	514	(87)	(1,349)	(10,582)	(28)	(16,925)
Net income (loss) before financial results, profit sharing and income taxes	6,761	31,119	4,086	(292)	292	(19,357)	(5,498)	17,111
Financial income (expenses), net	−	−	−	−	−	(27,185)	−	(27,185)
Share of earnings in equity-accounted investments	97	(176)	282	(862)	30	−	−	(629)
Net Income (loss) before income taxes	6,858	30,943	4,368	(1,154)	322	(46,542)	(5,498)	(10,703)
Income tax and social contribution	(2,299)	(10,581)	(1,389)	99	(99)	10,058	1,869	(2,342)
Net income (loss)	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)
Net income (loss) attributable to:
Shareholders of Petrobras	4,762	20,594	2,557	(1,055)	220	(38,273)	(3,629)	(14,824)
Non-controlling interests	(203)	(232)	422	−	3	1,789	−	1,779
Net income (loss)	4,559	20,362	2,979	(1,055)	223	(36,484)	(3,629)	(13,045)

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2015

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	Corporate	Eliminations	Total
Sales revenues	117,098	245,613	43,185	769	110,030	−	(195,057)	321,638
Intersegments	112,071	73,635	6,827	716	1,808	−	(195,057)	−
Third parties	5,027	171,978	36,358	53	108,222	−	−	321,638
Cost of sales	(82,908)	(199,596)	(34,490)	(846)	(101,623)	−	196,401	(223,062)
Gross profit	34,190	46,017	8,695	(77)	8,407	−	1,344	98,576
Expenses	(52,128)	(20,579)	(7,878)	(346)	(9,656)	(21,076)	696	(110,967)
Selling	(741)	(6,648)	(1,975)	(6)	(7,288)	60	705	(15,893)
General and administrative	(1,387)	(1,464)	(777)	(96)	(916)	(6,390)	(1)	(11,031)
Exploration costs	(6,467)	−	−	−	−	−	−	(6,467)
Research and technological development	(499)	(386)	(169)	(30)	(4)	(936)	−	(2,024)
Other taxes	(552)	(2,488)	(1,295)	(6)	(244)	(4,653)	−	(9,238)
Impairment of assets	(38,292)	(6,399)	(2,507)	(181)	(297)	−	−	(47,676)
Other expenses, net	(4,190)	(3,194)	(1,155)	(27)	(907)	(9,157)	(8)	(18,638)
Net income (loss) before financial results, profit sharing and income taxes	(17,938)	25,438	817	(423)	(1,249)	(21,076)	2,040	(12,391)
Financial income (expenses), net	−	−	−	−	−	(28,041)	−	(28,041)
Share of earnings in equity-accounted investments	(1,145)	1,192	403	(687)	31	(591)	−	(797)
Net Income (loss) before income taxes	(19,083)	26,630	1,220	(1,110)	(1,218)	(49,708)	2,040	(41,229)
Income tax and social contribution	6,099	(8,649)	(277)	144	425	9,010	(694)	6,058
Net income (loss)	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)
Net income (loss) attributable to:
Shareholders of Petrobras	(12,963)	18,034	423	(966)	(798)	(39,912)	1,346	(34,836)
Non-controlling interests	(21)	(53)	520	−	5	(786)	−	(335)
Net income (loss)	(12,984)	17,981	943	(966)	(793)	(40,698)	1,346	(35,171)

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

30.	Provisions for legal proceedings
30.1.	Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•

Labor claims, in particular: (i) a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; (ii) lawsuits relating to overtime pay; and (iii) individual actions of outsourced employees;

•

Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) demands relating to the VAT (ICMS) tax collection on jet fuel sales; and (iii) alleged misappropriation of VAT (ICMS) tax credits on import of platforms;

•

Civil claims relating to: (i) royalties collection over the shale extraction; (ii) non-compliance with contractual terms relating to oil platform construction; (iii) ongoing agreements to settle Opt-out Claims filed before the United States District Court for the Southern District of New York; and (iv) compensation relating to an easement over a property.

•	Environmental claims regarding fishermen seeking indemnification from the Company for January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings are set out as follows:

	Consolidated		Parent Company
Non-current liabilities	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Labor claims	3,995	3,323	3,594	2,998
Tax claims	4,981	3,087	3,241	2,323
Civil claims	1,873	2,069	1,377	1,768
Environmental claims	194	282	179	193
Other claims	9	15	−	−
Total	11,052	8,776	8,391	7,282

	Consolidated		Parent Company
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Opening Balance	8,776	4,091	7,282	3,338
Additions	3,462	5,294	1,630	4,368
Use of provision	(2,213)	(989)	(1,615)	(764)
Accruals and charges	1,211	346	1,094	340
Others	(184)	34	−	−
Closing Balance	11,052	8,776	8,391	7,282

30.2.	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company
Non-current assets	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Tax	5,875	2,693	5,013	3,352
Civil	3,588	2,670	3,483	2,540
Labor	3,277	4,076	2,989	2,417
Environmental	275	305	250	281
Others	17	14	−	−
Total	13,032	9,758	11,735	8,590

30.3.	Contingent liabilities

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that might result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed in the notes to the financial statements, unless the likelihood of any outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of December 31, 2016, for which the possibility of loss is not considered remote, are set out in the following table:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Consolidated
Nature
Tax	155,882
Labor	23,547
Civil	29,491
Environmental	7,079
Others	4
Total	216,003

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following table:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil

1) Withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters.

Current status: This claim involves lawsuits in different administrative and judicial stages.	50,446
2) Immediate deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of crude oil production development costs.
Current status: This claim involves lawsuits in administrative stages.	20,549
3) Requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority.
Current status: This claim involves lawsuits in different administrative and judicial stages.	11,000
4) Income from subsidiaries and associates located outside Brazil not included in the basis of calculation of taxable income (IRPJ and CSLL).
Current status: This claim involves lawsuits in different administrative and judicial stages.	10,088

5) Deduction from the basis of calculation of taxable income (income tax - IRPJ and social contribution - CSLL) of amounts paid to Petros Plan, as well as several expenses, related to employee benefits and Petros.

Current status: This claim involves lawsuits in different administrative and judicial stages.	7,675
6) Incidence of social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	3,431

7) Collection of Contribution of Intervention in the Economic Domain (CIDE) on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in judicial stages.	2,137
Plaintiff: State of São Paulo Finance Department

8) Penalty for the absence of a tax document while relocating a rig to an exploratory block, and on the return of this vessel, as well as collection of the related VAT (ICMS), as a result of the temporary admission being unauthorized, because the customs clearance has been done in Rio de Janeiro instead of São Paulo.

Current status: This claim involves lawsuits in judicial stages.	5,551

9) Deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and the charge of a 7% VAT rate on B100 on Biodiesel interstate sales, including states in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves lawsuits at administrative level.	2,718
Plaintiff: States of RJ and BA Finance Departments
10) VAT (ICMS) on dispatch of liquid natural gas (LNG) and C5+ (tax document not accepted by the tax authority), as well as challenges on the rights to this VAT tax credit.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,412
Plaintiff: States of RJ, SP, PR, RO and MG Finance Departments
11) Additional VAT (ICMS) due to differences in rates on jet fuel sales to airlines in the domestic market, among other questions relating to the use of tax benefits.
Current status: This claim involves lawsuits in different administrative and judicial stages.	4,189
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória

12) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in favor of some municipalities in the State of Espírito Santo, under the allegation that the service was performed in their "respective coastal waters".

Current status: This claim involves lawsuits in administrative and judicial stages.	3,642
Plaintiff: States of PR, AM, BA, ES, PA, PE and PB Finance Departments
13) Incidence of VAT (ICMS) over alleged differences in the control of physical and fiscal inventories.
Current status: This claim involves lawsuits in different administrative and judicial levels.	2,739
Plaintiff: States of SP, RS and SC Finance Departments
14) Collection of VAT (ICMS) related to natural gas imports from Bolivia, alleging that these states were the final destination (consumers) of the imported gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Federal Supreme Court.	2,696
Plaintiff: States of RJ, RN, AL, AM, PA, BA, GO, MA and SP Finance Departments
15) Alleged failure to write-down VAT (ICMS) credits related to exemption or non-taxable sales made by the Company's customers.
Current status: This claim involves lawsuits in different administrative and judicial stages.	2,459
Plaintiff: States of SP, CE, PB, RJ, BA and PA Finance Departments
16) VAT (ICMS) and VAT credits on internal consumption of bunker fuel and marine diesel, destined to chartered vessels.
Current status: This claim involves several tax notices from the states in different administrative and judicial stages.	1,846
Plaintiff: States of RJ, SP, ES and BA Finance Departments
17) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to property, plant and equipment.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,598
Plaintiff: States of RJ, SP, SE and BA Finance Departments
18) Use of VAT (ICMS) credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,321
Plaintiff: States of AM, BA, RS and RJ Finance Departments
19) Disagreement about the basis of calculation of VAT (ICMS) on interstate sales and transfers between different stores from the same contributor.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,143
Plaintiff: States of MG, MT, GO, RJ, PA, CE, BA, PR, SE, AL and RN Finance Departments
20) Misappropriation of VAT tax credit (ICMS) on the acquisitions of goods that, per the tax authorities, are not related to inventories.
Current status: This claim involves lawsuits in different administrative and judicial stages.	1,111
Plaintiff: State of Pernambuco Finance Department

21) Alleged incorrect application of VAT (ICMS) tax base with respect to interstate sales of natural gas transport through city-gates in the State of Pernambuco destined to the distributors in that State. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco), and consequently charging the difference on the tax levied on the sale and transfer transactions.

Current status: This claim involves lawsuits in different administrative and judicial stages.	1,018
22) Other tax matters	14,113
Total for tax matters	155,882

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PE, SE, RN, CE, PR, SC and RS.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: Awaiting the Superior Labor Court to judge appeals filed by the Company. The judgement on the Company’s collective bargaining agreement is stayed pending the Superior Labor Court decision on the appeal.	14,286
Plaintiff: Sindipetro of Norte Fluminense – SINDIPETRO/NF
2) The plaintiff claims Petrobras failed to pay overtime for standby work exceeding 12-hours per day. It also demands that the Company respects a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,203
Plaintiff: Sindipetro of ES, RJ, BA, MG, SP, PR, CE, SC,SE, PE and RS

3) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status:  The Superior Labor Court ("Tribunal Superior do Trabalho - TST") unified a favorable understanding to the Company's opinion. There are TST decisions favorable to the plaintiffs on individual and collective proceedings judged before the mentioned unification. With respect to the claim filed by Sindipetro Norte Fluminense (NF): (i) the Company has filed an appeal in the TST to overturn a decision and is awaiting judgment; and (ii) The Regional Labor Court ("Tribunal Regional do Trabalho - TRT") from the First Region issued an opinion favorable to the Company in its review appeal. The court stated that the enforceable title changed the factors used on the calculation of extra hour, increasing it and resulting in a considerable decrease in the estimated amount.

1,016
4) Other labor matters	7,042
Total for labor matters	23,547

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceedings challenging an ANP order requiring Petrobras to unite Lula and Cernambi fields on the BM-S-11 joint venture; to unite Baúna and Piracicaba fields; to unite Tartaruga Verde and Mestiça fields; and to unite Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex, which would cause changes in the payment of special participation charges.

Current status: The claims are being disputed in court and in arbitration proceedings. As a result of judicial decisions, the arbitrations have been suspended. On the Lula and Cernanbi proceeding, for the alleged differences on the special participation, the Company made judicial deposits. However, with the cancellation of the favorable injunction, currently the payment of these alleged differences have been made directly to ANP, until a final judicial decision is handed down. On the Baúna and Piracicaba proceeding, Petrobras made court-ordered judicial deposits. On the Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu, in the Parque das Baleias complex proceeding, as a result of a judicial decision and of a Chamber of Arbitration ruling, the collection of the alleged differences has been suspended. On the Tartaruga Verde and Mestiça proceeding, the arbitration is suspended by judicial decision and, so far, there has been no additional collection of special participation due to the unification.

6,493

2) Administrative proceedings challenging an ANP order requiring Petrobras to pay special participation fees and royalties (government take) with respect to several fields and alleged failure to comply with the minimum exploration activities program, as well as alleged irregularities  related to compliance with the oil and gas industry regulation.

Current status: This claim involves lawsuits in different administrative and judicial stages.	5,437
Plaintiff: Several plaintiffs in Brazil and EIG Management Company in USA
3) Arbitration in Brazil and lawsuit in the USA regarding Sete Brasil.
Current status: The arbitrations in Brazil are at an early stage and a Chamber of Arbitration has not yet been established. The lawsuit filed by EIG and affiliates alleges that the Company committed fraud by inducing plaintiffs to invest in Sete Brasil Participações SA ("Sete") through communications that failed to disclose the alleged corruption scheme. After a hearing held on January 31, 2017 in the federal court in Washington, D.C., the Company awaits a decision relating to the Motion to Dismiss requested by Petrobras.	5,358
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
4) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline, diesel and LPG sales in the domestic market.
Current status: This claim is in the judicial stage and was ruled in favor of the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices to be anti-competitive.	1,875
Plaintiff: Vantage Deepwater Company e Vantage Deepwater Drilling Inc.
5) Arbitration in the United States for unilateral termination of the drilling service contract tied to ship-probe Titanium Explorer.
Current status: The arbitration panel has been established and the parties will discuss the schedule of the proceeding.	1,304
6) Other civil matters	9,024
Total for civil matters	29,491

Description of environmental matters	Estimate

Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná, AMAR - Associação de Defesa do Meio Ambiente de Araucária, IAP - Instituto Ambiental do Paraná and IBAMA - Instituto Brasileiro de Meio Ambiente e Recursos Naturais Renováveis.

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,786
Plaintiff: Instituto Brasileiro de Meio Ambiente - IBAMA and Ministério Público Federal

2) Administrative proceedings arising from environmental fines related to exploration and production operations (Upstream) contested because of disagreement over the interpretation and application of standards by IBAMA, as well as a public civil action filed by the Ministério Público Federal for alleged environmental damage due to the accidental sinking of P-36 Platform.

Current status: A number of defense trials and the administrative appeal regarding the fines are pending, and others are under judicial discussion. With respect to the civil action, the Company appealed the ruling that was unfavorable in the lower court and monitors the use of the procedure that will be judged by the Regional Federal Court.	1,439
3) Other environmental matters	2,854
Total for environmental matters	7,079

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

30.4.	Class action and related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Class Action”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. Together with two other plaintiffs—Union Asset Management Holding AG (“Union”) and Employees' Retirement System of the State of Hawaii (“Hawaii”)—USS filed a consolidated amended complaint (“CAC”) on March 27, 2015 that purported to be on behalf of investors who:

a)

purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby;

b)

purchased or otherwise acquired during the Class Period certain notes issued in 2012 pursuant to a registration statement filed with the SEC filed in 2009, or certain notes issued in 2013 or 2014 pursuant to a registration statement filed with the SEC in 2012 , and were damaged thereby; and;

c)

purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The CAC alleged, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to the alleged corruption purportedly committed in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, Petrobras Global Finance - PGF and the underwriters of notes issued by PGF (the “Underwriter Defendants”) filed a motion to dismiss the CAC.

On July 9, 2015, the judge presiding over the Consolidated Securities Class Action ruled on the motion to dismiss, partially granting the Company’s motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933 as time barred by the Securities Act’s statute of repose, and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s bylaws. The judge rejected other arguments presented in the motion to dismiss the CAC and, as a result, the Consolidated Securities Class Action continued with respect to those other claims.

As allowed by the judge, a second consolidated amended complaint was filed on July 16, 2015, a third consolidated amended complaint (“TAC”) was filed on September 1, 2015, among other things extending the Class Period through July 28, 2015 and adding Petrobras America, Inc. as a defendant, and a fourth consolidated amended complaint (“FAC”) was filed on November 30, 2015. The TAC and FAC, brought by lead plaintiff, Union, Hawaii, and an additional plaintiff, North Carolina Department of State Treasurer (“North Carolina”) (collectively, “class plaintiffs”), brings those claims alleged in the CAC that were not dismissed or were allowed to be re-pleaded under the judge’s July 9, 2015 ruling.

Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants filed motions to dismiss the TAC on October 1, 2015 and the FAC on December 7, 2015.

On December 20, 2015, the judge ruled on the motions to dismiss, partially granting the motions. Among other decisions, the judge dismissed the claims of USS and Union based on their purchases of notes issued by PGF for failure to plead that they purchased the notes in U.S. transactions. The judge also dismissed claims under the Securities Act of 1933 for certain purchases for which class plaintiffs had failed to plead the element of reliance. The judge rejected other arguments presented in the motion to dismiss the FAC and, as a result, the Consolidated Securities Class Action continued with respect to the remaining claims.

On October 15, 2015, class plaintiffs filed a motion for class certification in the Consolidated Securities Class Action, and on November 6, 2015, Petrobras, PGF, Petrobras America, Inc. and the Underwriter Defendants opposed the motion. On February 2, 2016, the judge granted plaintiffs’ motion for class certification, certifying a Securities Act Class represented by Hawaii and North Carolina and an Exchange Act Class represented by USS. On June 15, 2016, the United States Court of Appeals for the Second Circuit (“Second Circuit”) granted Petrobras’s motion requesting interlocutory appellate review of the class certification decision. The parties completed briefing the appeal on September 8, 2016. Petrobras and the other defendants moved in district court for a stay of all district court proceedings pending the Second Circuit’s decision on the merits of the appeal of the class certification, which the district judge denied on June 24, 2016. Defendants then moved in the Second Circuit for a stay of all district court proceedings pending a decision on the appeal of the class certification decision. On August 2, 2016, the Second Circuit granted Defendants’ motion and stayed all district court proceedings. Oral argument regarding the appeal was held before the Second Circuit on November 2, 2016.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

On June 27, 2016, the parties filed motions for summary judgment. Further summary judgment briefing is stayed pursuant to the Second Circuit’s August 2, 2016 decision.

In addition to the Consolidated Securities Class Action, to date, 33 lawsuits have been filed by individual investors before the same judge in the SDNY (six of which have been stayed), and one has been filed in the United States District Court for the Eastern District of Pennsylvania (collectively, the “Opt-out Claims”), consisting of allegations similar to those in the Consolidated Securities Class Action. On August 21, 2015, Petrobras, PGF and underwriters of notes issued by PGF filed a motion to dismiss certain of the Opt-out Claims in the SDNY, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion. Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose. The judge denied other portions of the motion to dismiss and, as a result, these actions continued with respect to other claims brought by these plaintiffs.

In the action in the Eastern District of Pennsylvania, Petrobras and PGF filed a motion to dismiss on May 13, 2016, and the district judge denied the motion on November 1, 2016, allowing the action to continue. On January 26, 2017, the district judge set a schedule for discovery and dispositive motions, with a pre-trial conference scheduled for January 5, 2018.

On October 31, 2015, the SDNY judge ordered that the Opt-out Claims before him in the SDNY and the Consolidated Securities Class Action be tried together in a single trial not to exceed a total of eight weeks. On November 5, 2015, the judge scheduled the trial to begin on September 19, 2016; however, the trial is now stayed due to the stay imposed by the Second Circuit decision on August 2, 2016. On November 18, 2015, the judge ordered that any Opt-out Claim filed before him in the SDNY after December 31, 2015 will be stayed in all respects until after the completion of the trial.

On October 21, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases: Dodge & Cox Int’l Stock Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10111 (JSR), Janus Overseas Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-10086 (JSR),PIMCO Funds: PIMCO Total Return Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-08192 (JSR) and Al Shams Investments Ltd., et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-6243 (JSR).  The terms of the settlements are confidential.

On November 23, 2016, Petrobras’ board of directors approved agreements to settle Opt-out Claims in eleven cases:  Ohio Public Employees Retirement System v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-03887 (JSR); Abbey Life Assurance Company Limited, et al. v. Petróleo Brasileiro S.A., et al., No. 15-cv-6661 (JSR); Aberdeen Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-3860 (JSR); Aberdeen Latin American Income Fund Limited, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Delaware Enhanced Global Dividend and Income Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-4043 (JSR); Dimensional Emerging Markets Fund, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No. 15-cv-02165 (JSR); Manning & Napier Advisors, LLC, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10159 (JSR); Russell Investment Company, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-07605 (JSR); Skagen, et al. v. Petróleo Brasileiro S.A. – Petrobras, et al., No.15-cv-2214 (JSR); State of Alaska Department of Revenue, Treasury Division, et al. v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-8995 (JSR), and State Street Cayman Trust Co., Ltd., v. Petróleo Brasileiro S.A. – Petrobras, No. 15-cv-10158 (JSR).

On February 24, 2017, Petrobras’ board of directors approved agreements to settle Opt-out Claims in four cases:  New York City Employees Retirement System, et al.  v. Petróleo Brasileiro S.A. – Petrobras et al., No. 15-cv-2192 (JSR),  Transamerica Income Shares, Inc., et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-3733 (JSR), Internationale Kapitalanlagegesellschaft mbH v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-6618 (JSR) Lord Abbett Investment Trust – Lord Abbett Short Duration Income Fund, et al v. Petróleo Brasileiro S.A. - Petrobras, et al., No. 15-cv-7615 (JSR).

Based on the settlements reached and the status of certain other Opt-out Claims, the Company charged to statement of income the amount of R$ 1,215 (US$ 372) in 2016. The terms of the settlements are confidential and Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

Petrobras denies all allegations of wrongdoing and continues to defend itself vigorously in all pending actions. The settlements, the terms of which are confidential, are aimed at eliminating the uncertainties, burdens and expense of ongoing litigation.

The Consolidated Securities Class Action and certain Opt-out Claims involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the information produced in discovery, the timing of court decisions, rulings by the court on key issues, analysis by retained experts, and the possibility that the parties negotiate in good faith toward a resolution.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the contentions of the plaintiffs in the Consolidated Securities Class Action and certain Opt-out Claims concerning the amount of alleged damages are varied and, at this stage, their impact on the course of the litigation is complex and uncertain. The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the Consolidated Securities Class Action and certain Opt-out Claims.

Depending on the outcome of the litigation, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.5.	Contingent assets
30.5.1.	Recovery of PIS and COFINS

The Company filed civil lawsuits against the Federal Government claiming to recover PIS and COFINS paid over finance income and foreign exchange variation gains, claiming that paragraph 1 of article 3 of Law No. 9,718/98 is unconstitutional, comprising:

i) PIS: from February 1999 to November 2002; and

ii) COFINS: from February 1999 to January 2004.

Up to the year 2014, the court granted to the Company the definitive right to recover those taxes. Currently, these legal proceedings are in their court-ordered liquidation stage.

As of December 31, 2016, the Company had non-current receivables of R$ 3,193 (R$ 2,960 as of December 31, 2015) related to PIS and COFINS, which are indexed to inflation.

31.	Commitment to purchase natural gas

As of December 31, 2016, the total amount of the GSA agreement (Gas Supply Agreement), entered into by Petrobras and Yacimentos Petrolíferos Fiscales Bolivianos – YPFB, for the 2017 to 2019 period is approximately 32.94 billion cubic meters (m³) of natural gas (equivalent to 30.08 million cubic meters (m³) per day) and corresponds to a total estimated value of US$ 4.68 billion.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

32.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,965 of which R$ 3,231 were still in force as of December 31, 2016, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 2,598 and bank guarantees of R$ 633.

33.	Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates. To manage market and financial risks the Company prefers structuring measures through adequate capital and leverage management. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification.

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of December 31, 2016, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	12.31.2016	12.31.2015	12.31.2016	12.31.2015
Derivatives not designated for hedge accounting
Future contracts - total (*)	(1,866)	(5,694)	(25)	149
Long position/Crude oil and oil products	88,303	53,735	−	−	2017
Short position/Crude oil and oil products	(90,169)	(59,429)	−	−	2017
Options - total (*)	120	123	−	38
Call/Crude oil and oil products	−	−	−	−	2017
Put/Crude oil and oil products	120	123	−	38	2017
Forward contracts - total			1	24
Long position/Foreign currency forwards (BRL/USD) (**)	US$ 0	US$ 217	−	23	−
Short position/Foreign currency forwards (BRL/USD) (**)	US$ 15	US$ 50	1	1	2017

Derivatives designated for hedge accounting
Swap - total			(34)	(130)	−
Foreign currency / Cross-currency Swap (**)	US$ 0	US$ 298	−	(62)	2016
Interest - Libor / Fixed rate (**)	US$ 371	US$ 396	(34)	(68)	2019

Total recognized in the Statement of Financial Position			(58)	81
(*) Notional value in thousands of bbl.
(**) Amounts in US$ are presented in million.

	Gains/(losses) recognized in the statement of income (*)		Gains/(losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	2016	2015	2016	2015	12.31.2016	12.31.2015
Commodity derivatives	(169)	927	−	−	180	36
Foreign currency derivatives	(181)	90	21	30	−	−
Interest rate derivatives	(24)	(31)	9	5	−	−
	(374)	986	30	35	180	36
Cash flow hedge on exports (***)	(9,935)	(7,088)	50,262	(61,651)	−	−
Total	(10,309)	(6,102)	50,292	(61,616)	180	36
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 33.2.

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of December 31, 2016 is set out as follows:

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	−	(221)	(442)
Forward contracts	Foreign currency - depreciation BRL x USD	−	12	25
Options	Crude oil and oil products - price changes	−	−	−
		−	(209)	(417)

Derivatives designated for hedge accounting
Swap		10	(3)	(7)
Debt	Interest - LIBOR increase	(10)	3	7
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: oil and oil products prices: fair value on December 31, 2016; R$ x U.S. Dollar - a 0.6% depreciation of the Real; Japanese Yen x U.S. Dollar - a 1.5% appreciation of the Japanese Yen; LIBOR Forward Curve - a 0.27% increase throughout the curve. Source: Focus and Bloomberg.

33.1.	Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not regularly use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

33.2.	Foreign exchange risk management

The Company’s Risk Management Policy provides for, as an assumption, an integrated risk management extensive to the whole corporation, pursuing the benefit from the diversification of its businesses.

By managing its foreign exchange risk, the Company takes into account the group of cash flows derived from its operations. This concept is especially applicable to the risk relating to the exposure of the Brazilian Real against the U.S. dollar, in which future cash flows in U.S. dollar, as well as cash flows in Brazilian Real affected by the fluctuation between both currencies, such as cash flows derived from diesel and gasoline sales in the domestic market, are assessed in an integrated manner.

Accordingly, the financial risk management mainly involves structured actions by using natural hedges derived from the business of the Company.

The foreign exchange risk management strategy may involve the use of derivative financial instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure, especially when the Company is exposed to a foreign currency in which no cash inflows are expected, for example, Pound Sterling.

In the short-term, the foreign exchange risk is managed by applying resources in cash or cash equivalent denominated in Brazilian Real, U.S. Dollar or in another currency.

a)	Cash Flow Hedge involving the Company’s future exports

Considering the natural hedge aforementioned, the Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its highly probable U.S. dollar denominated future export revenues, so that gains or losses associated with the hedged transaction (the highly probable future exports) and the hedging instrument (debt obligations) are recognized in the statement of income in the same periods.

A portion of principal amounts and accrued interest (non-derivative financial instruments), as well as foreign exchange rate forward contracts (derivative financial instruments) have been designated as hedging instruments. Derivative financial instruments expired during the year were replaced by principal and interest amounts in the hedging relationships for which they had been designated.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the highly probable future exports for each month will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt. Only a portion of the Company’s forecast exports are considered highly probable.

Whenever a portion of future exports for a certain period for which a hedging relationship has been designated is no longer highly probable, the Company revokes the designation and the cumulative foreign exchange gains or losses that have been recognized in other comprehensive income remain separately in equity until the forecast exports occur.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

If a portion of future exports for which a hedging relationship has been designated is no longer expected to occur, any related cumulative foreign exchange gains or losses that have been recognized in other comprehensive income from the date the hedging relationship was designated to the date the Company revoked the designation is immediately recycled from equity to the statement of income.

Mainly due to the decrease in international oil prices, a portion of future exports for which a hedging relationship had been designated was no longer expected to occur or did not occur in 2016. Therefore, a hedging relationship was revoked and a portion was reclassified to the statement of income in the amount of R$ 1,116 in 2016.

The carrying amounts, the fair value as of December 31, 2016, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 3.2591 exchange rate are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of December 31, 2016
Non-derivative financial instruments (debt: principal and interest)	Portion of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2017 to March 2027	61,763	201,292

Changes in the reference value (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2015	61,520	240,222
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	23,275	79,211
Exports affecting the statement of income	(2,621)	(9,074)
Principal repayments / amortization	(20,411)	(68,740)
Foreign exchange variation	−	(40,327)
Amounts designated as of December 31, 2016	61,763	201,292

The ratio of highly probable future exports to debt instruments for which a hedging relationship has been designated in future periods is set out below:

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Average
Hedging instruments designated / Highly probable future exports (%)	73	61	66	73	86	88	74	62	73

A roll-forward schedule of cumulative foreign exchange losses recognized in other comprehensive income as of December 31, 2016 is set out below:

	Exchange rate	Tax effect	Total
Balance at January 1, 2015	(26,669)	9,067	(17,602)
Recognized in shareholders' equity	(68,739)	23,371	(45,368)
Reclassified to the statement of income - occurred exports	6,889	(2,342)	4,547
Reclassified to the statement of income - exports no longer expected or not occurred	199	(68)	131
Balance at December 31, 2015	(88,320)	30,028	(58,292)
Recognized in shareholders' equity	40,327	(13,711)	26,616
Reclassified to the statement of income - occurred exports	8,819	(2,998)	5,821
Reclassified to the statement of income - exports no longer expected or not occurred	1,116	(380)	736
Balance at December 31, 2016	(38,058)	12,939	(25,119)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecast export prices and export volumes following a review of the Company’s business plan. Based on a sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in our most recent update of the 2017-2021 Business and Management Plan (Plano de Negócios e Gestão – PNG), a R$ 100 reclassification adjustment from equity to the statement of income would occur.

A schedule of expected reclassification of cumulative foreign exchange losses recognized in other comprehensive income to the statement of income as of December 31, 2016 is set out below:

	Consolidated
	2017	2018	2019	2020	2021	2022	2023	2024 to 2027	Total
Expected realization	(10,490)	(10,388)	(7,021)	(5,117)	(4,329)	(4,950)	(2,266)	6,503	(38,058)

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

b)	Cash flow hedges involving swap contracts – Yen x Dollar

The Company had cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen, which matured on September 23, 2016. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)	Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

			Consolidated
Financial Instruments	Exposure at 12.31.2016	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	13,523		87	3,381	6,762
Liabilities	(212,413)	Dollar/Real	(1,362)	(53,103)	(106,207)
Cash flow hedge on exports	201,292		1,291	50,323	100,646
	2,402		16	601	1,201
Liabilities	(599)	Yen/Dollar	(9)	(150)	(300)
	(599)		(9)	(150)	(300)
Assets	14		−	4	7
Liabilities	(163)	Euro/Real	1	(41)	(82)
	(149)		1	(37)	(75)
Assets	22,097	Euro/Dollar	(316)	5,524	11,049
Liabilities	(43,550)		623	(10,888)	(21,775)
	(21,453)		307	(5,364)	(10,726)
Assets	7	Pound/Real	−	2	4
Liabilities	(63)		1	(16)	(32)
	(56)		1	(14)	(28)
Assets	8,662	Pound/Dollar	(201)	2,166	4,331
Liabilities	(14,743)		341	(3,686)	(7,372)
	(6,081)		140	(1,520)	(3,041)
Total	(25,936)		456	(6,484)	(12,969)

(*) On December 31, 2016, the probable scenario was computed based on the following risks:  R$ x U.S. Dollar - a 0.6% depreciation of the Real/ Japanese Yen x U.S. Dollar - a 1.5% appreciation of the Japanese Yen/ Euro x U.S. Dollar: a 1.4% depreciation of the Euro / Pound Sterling x U.S. Dollar: a 2.3% depreciation of the Pound Sterling/ Real x Euro - a 0.8% appreciation of the Real / Real x Pound Sterling - a 1.7% appreciation of the Real. Source: Focus and Bloomberg.

33.3.	Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

33.4.	Capital Management

The Company’s objectives in its capital management is to achieve an adequate level of return on its capital structure in order to safeguard its ability to continue as a going concern, adding value to its shareholders and investors. Its main sources of funding have been cash provided by its operating activities, divestments, loan agreements with commercial banks and debt issuance in the international capital markets.

In line with the assumptions in the 2017-2021 Business and Management Plan, the Company does not foresee net proceeds from financing for the two year period 2017-2018. However, the Company has continually assessed options of funding following its liability management strategy, aiming at improving its debt repayment profile and achieving a lower cost of its debt along with an indebtedness level matching the capital expenditures. Currently, the average repayment term is approximately 7 years.

Net debt is calculated as total debt (short-term debt and long-term debt) less cash, cash equivalents and government bonds from Brazil, U.S.A., Germany and England, as well as time deposits with maturities higher than three months. Adjusted EBITDA is computed by using the EBITDA (net income before net finance income (expense), income taxes, depreciation, depletion and amortization) adjusted by results in equity-accounted investments, impairment of assets and reversals, cumulative foreign exchange adjustments reclassified to the income statement and gains and losses on disposal and write-offs of assets. These measures are not defined by the International Financial Reporting Standards – IFRS (non-GAAP measures) and should neither be considered in isolation or as substitutes for profit, indebtedness and cash flow provided by operating activities as defined by the IFRS, nor be compared to those measures of other companies.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	12.31.2016	12.31.2015
Total debt (current and non-current)	385,784	493,023
Cash and cash equivalents	69,108	97,845
Government securities and time deposits (maturity of more than three months)	2,556	3,042
Net debt	314,120	392,136
Net debt/(net debt+shareholders' equity)	55%	60%
Adjusted EBITDA	88,693	76,752
Net debt/Adjusted EBITDA ratio	3.54	5.11

The venture and divestment program for the 2017-2018 period, with forecasted divestments of US$ 21 billion and the Net debt/Adjusted EBITDA ratio reaching 2.5 in 2018, is part of the Company's financial planning, aimed at reducing leverage, preserving cash and prioritizing capital expenditures, primarily in oil and gas production in Brazil in highly productive and profitable areas.

However, this divestment portfolio is dynamic and the occurrence of the transactions depend on business conditions, market conditions and the Company’s continuing assessment of its businesses, due to these reasons the rating conditions for assets available for sale were not fulfilled as set out in note 4.12.

33.5.	Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is broad and diversified and comprises clients from the domestic and foreign markets. Credit granted to financial institutions is related to collaterals received, cash surplus invested and derivative financial instruments. It is spread among “investment grade” international banks rated by international rating agencies and Brazilian banks.

33.5.1.	Credit quality of financial assets
a)	Trade and other receivables

Most of the company’s customers have no credit agency ratings. Thus, credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the customer´s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer.

b)	Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poor’s, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor have been impaired, are set out below:

	Consolidated
	Cash and cash equivalents		Marketable securities
	2016	2015	2016	2015
AAA	17,004	−	−	−
AA	24	2,214	−	−
A	37,064	73,986	−	−
BBB	138	14,063	−	260
BB	9,107	653	−	−
B	32	29	−	−
AAA.br	1,217	6,590	2,848	3,043
AA.br	4,463	42	1	−
Other ratings	59	268	−	86
	69,108	97,845	2,849	3,389

33.6.	Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralization of cash management, optimization of the level of cash and cash equivalents held and reduction of working capital; maintenance of an adequate cash balance to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increase in funding sources from domestic and international markets, and developing a strong presence in the capital markets and also searching for new funding sources (such as new markets and financial products), as well as funds under the venture and divestment program.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

In 2016, the Company used traditional funding sources (export credit agencies – ECAs, banking market, capital markets and development banks) to obtain the necessary funding to repay debt and fund its capital expenditures. The Company raised approximately US$ 18.8 billion through proceeds from long-term financing, mainly from the international capital markets. The Company used part of these funds (US$ 17.9 billion) to repurchase global notes previously issued, to settle certain debts with the Brazilian Development Bank (BNDES) in advance and also to push forward other debts.

In December 2016, the Company raised funds through financing agreements with China Development Bank CDB in the amount of US$ 5 billion, maturing in 10 years.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

	Consolidated
Maturity	2017	2018	2019	2020	2021	2022 and thereafter	12.31.2016	12.31.2015
Principal	28,711	36,929	68,765	53,735	61,606	140,481	390,227	497,289
Interest	23,353	21,749	19,123	14,739	10,456	100,932	190,352	230,531
Total	52,064	58,678	87,888	68,474	72,062	241,413	580,579	727,820

33.7.	Insurance (unaudited)

The Company’s insurance strategy involves acquiring insurance to cover risks that may produce material impacts and also to cover risks that are subject to compulsory insurance coverage (pursuant to legal or contractual requirements). The remaining risks are self-insured and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance.

The Company assumes a significant portion of its risk, by entering into insurance policies that have deductibles up to the equivalent to US$ 180 million (US$ 25 million as of December 31, 2015). The higher amount related to deductible clauses was based on a reassessment of the Company’s adverse events historical data, which resulted in economic benefits through a decrease in the amount of insurance premiums.

The Company’s risk assumptions for insurance are not part of the audit scope of the financial statements audit and therefore were not examined by the independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2016 is set out below:

		Amount insured
Assets	Types of coverage	Consolidated	Parent company
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	522,758	367,171
Tankers and auxiliary vessels	Hulls	13,233	1,562
Fixed platforms, floating production systems and offshore drilling units	Oil risks	107,502	20,143
Total		643,493	388,876

Petrobras does not have loss of earnings insurance or insurance related to well control, automobiles and pipeline networks in Brazil.

34.	Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
-	Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
-	Level 3: inputs are unobservable inputs for the asset or liability.

Notes to the financial statements (Expressed in millions of reais, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	2,557	−	−	2,557
Foreign currency derivatives	−	1	−	1
Balance at December 31, 2016	2,557	1	−	2,558
Balance at December 31, 2015	3,255	24	−	3,279

Liabilities
Foreign currency derivatives	−	−	−	−
Commodity derivatives	(25)	−	−	(25)
Interest derivatives	−	(34)	−	(34)
Balance at December 31, 2016	(25)	(34)	−	(59)
Balance at December 31, 2015	−	(130)	−	(130)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of December 31, 2016, computed based on the prevailing market rates is set out in note 17.1.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

35.	Subsequent events

Global notes issued in international capital market

On January 17, 2017, the Company concluded, through its wholly-owned subsidiary Petrobras Global Trading – PGF, a US$ 4 billion global notes issuance in the international market. This issuance comprises two series of notes each in the amount of US$ 2 billion, maturating in 5 and 10 years and bearing interest at the rates of 6.125% and 7.375% per annum, respectively.

The net proceeds of this issuance were entirely used to repurchase global notes previously issued by the Company through a tender offer that expired on February 8, 2017. Old notes accepted for purchase amounted to US$ 4,899 million and € 632 million (US$ 676 million) in accordance with the tender cap.

Legal Proceeding in the Netherlands

On January 24, 2017, the Stichting Petrobras Compensation Foundation, which is not a Petrobras entity, filed a complaint before the district court in Rotterdam, in the Netherlands, against the wholly-owned subsidiaries Petrobras International Braspetro B.V. and Petrobras Global Finance B.V.

This foundation represents a group of investors alleging damages from fraud and bribery schemes perpetrated by Company. These investors purchased shares or bonds issue by Company and traded outside U.S.A. before July 28, 2015.

This action is at an early stage, and the Company did not have access to the allegations and claims in this complaint.

Cross currency swap

In the first quarter of 2017, the Company, through its wholly-owned subsidiary Petrobras Global Trading B.V. (PGT), entered into a £ 700 million notional amount cross currency swap maturing in 2026, in order to hedge its Pounds/U.S. Dollar exposure arose from the Company’s debt denominated in Pounds.

Formal Notice from CVM – Hedge accounting

On March 07, 2017, the Company received from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) a Formal Notice (Ofício CVM) requesting the Company to restate its Annual Financial Statements and Interim Financial Reporting filed since the second quarter of 2013. This formal notice requested the restatement of the effects of the hedge accounting policy application. The Company believes its accounting policy complies with the applicable literature. The Company filed before CVM a request to suspend the effects of this notice, which was granted by the authority’s collegiate body.

The Company appealed the CVM decision on March 17, 2017 and has taken all the measures to safeguard its interests.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Social Balance (unaudited)

	Consolidated
1 - Calculation basis			2016			2015
Consolidated sales revenues (SR)			282,589			321,638
Consolidated net income (loss) before profit sharing and taxes (OI)			(10,703)			(41,229)
Consolidated gross payroll (GP) (i)			33,309			30,637

		% of			% of
2 - Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	1,095	3.29	0.39	1,226	4.00	0.38
Compulsory payroll charges	5,867	17.61	2.08	6,162	20.11	1.92
Pension	2,349	7.05	0.83	2,190	7.15	0.68
Health Care	1,750	5.25	0.62	1,685	5.50	0.52
Health and Safety	177	0.53	0.06	233	0.76	0.07
Education	271	0.81	0.10	263	0.86	0.08
Culture	1	−	−	7	0.02	−
Professional training and development	146	0.44	0.05	309	1.01	0.10
Day-care assistance	72	0.22	0.03	79	0.26	0.02
Profit sharing	−	−	−	−	−	−
Others	74	0.22	0.03	92	0.30	0.03
Total - Internal social indicators	11,802	35.43	4.18	12,246	39.97	3.81

		% of			% of
3 - External Social Indicators	Amount	OI	SR	Amount	OI	SR
Social and environmental	120	(1.12)	0.04	271	(0.66)	0.08
Culture	71	(0.66)	0.03	139	(0.34)	0.04
Sport	50	(0.47)	0.02	86	(0.21)	0.03
Total contributions for the community	241	(2.25)	0.09	496	(1.20)	0.15
Taxes (excluding payroll charges)	104,403	(975.46)	36.95	113,840	(276.12)	35.39
Total - External social indicators	104,644	(977.71)	37.03	114,336	(277.32)	35.55

		% of			% of
4 - Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the Company’s production/operation	3,011	(28.13)	1.07	3,678	(8.92)	1.14
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company (I):	( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%			( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Social Balance (continuation)

	Consolidated
5 - Indicators for the staff	2016			2015
Nº of employees at the end of the period			68,829			78,470
Nº of hired people during the period (II)			2,108			804
Nº of contracted employees (outsourcing) (III)			117,555			158,076
Nº of student trainees (IV)			765			1,438
Nº of employees older than 45 (V)			27,123			31,268
Nº of women that work in the Company (V)			12,030			13,695
% of leadership positions held by women (V)			14.5%			15.3%
Nº of black people that work in the Company (VI)			18,193			20,098
% of leadership positions held by Negroes (VII)			20.8%			25.3%
Nº of handicapped workers (VIII)			441			444

6 - Significant information with respect to the exercise of corporate citizenship	2016			Goals 2017
Ratio between the Company’s highest and lowest compensation (IX)			30.0			-
Total number of work accidents (X)			1,847			1,786
The social and environmental projects developed by the Company were defined by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by:	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company:	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company:	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (XI)	in the Company 11,598	in Procon 34	in court 57	in the Company 8,211	in Procon 0	in court 20
% of claims and criticisms attended or resolved:	in the Company 99.5%	in Procon 23.5%	in court 7%	in the Company 97.7%	in Procon 0%	in court 15%
Total value added to distribute (in thousands of R$):	In 2016:		193,445	In 2015:		169,931
Distribution of added value:	55% government 18% employees 0% shareholders 34% third parties -7% retained			65% government 17% employees 0% shareholders 39% third parties -21% retained

7 - Other information
I. In 2016, the alert limit for wastage was 245,000 tons, and the Company achieved approximately 132,000 tons.
II. Information of the Petrobras Group, which includes hiring through public selection processes in Brazil, and direct hiring from the Parent Company and its subsidiaries abroad.
III. Reflects only the service providers who work at Petrobras facilities.
IV. Information relating to interns of the Parent Company, Petrobras Distribuidora, Transpetro, Termobahia and TBG. Other subsidiaries do not have internship programs.

V. Information relating to employees of the Parent Company, Petrobras Distribuidora, Transpetro, Liquigás, Araucária, Breitener Energética, Breitener Tambaqui, Breitener Jaraqui, Citepe, Gas Brasiliano, Suape, Stratura, TBG, Termobahia and Petrobras Biocombustível.

VI. Information relating to employees of the Parent Company, Petrobras Distribuidora, Transpetro, Liquigás, Araucária, Breitener Energética, Breitener Tambaqui, Breitener Jaraqui, Citepe, Gas Brasiliano, Suape, Stratura, TBG, Termobahia and Petrobras Biocombustível, who declared to be black.

VII. Of the total leadership positions in the Parent Company held by employees who informed their color/race, 20.8% are held by people who declared to be black.
VIII. Data obtained through the health records of the Company, from the self-declaration of the employee and medical analysis during the occupational exams.
IX. Information from the Parent company.

X. It refers to the number of injured people. There is no specific target for the total number of work accidents. The number presented for 2017 was estimated based on the alert limit established for the TOR and HHER (hours-men of risk exposure) indexes projected for the year .

XI. The information on the Company includes the number of complaints and criticisms received by the Parent Company, Petrobras Distribuidora and Liquigás. The forecast for 2017 includes the Parent Company and Liquigás.

(i) Consisting of salaries, benefits, FGTS, Social Security and other benefits to employees.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and production activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves, and changes in estimated discounted future net cash flows.

Beginning in 1995, the Federal Government of Brazil undertook a comprehensive reform of the country’s oil and gas regulatory system. On November 9, 1995, the Brazilian Constitution was amended to authorize the Federal Government to contract with any state or privately owned company to carry out the activities related to the upstream and downstream segments of the Brazilian oil and gas sector. This amendment eliminated Petrobras’ effective monopoly. The amendment was implemented by the Oil Law, which liberated the fuel market in Brazil beginning January 1, 2002.

The Oil Law established a regulatory framework ending Petrobras’ exclusive agency and enabling competition in all aspects of the oil and gas industry in Brazil. As provided in the Oil Law, Petrobras was granted the exclusive right for a period of 27 years to exploit the petroleum reserves in all fields where the Company had previously commenced production. However, the Oil Law established a procedural framework for Petrobras to claim exclusive exploratory (and, in case of success, development) rights for a period of up to three years with respect to areas where the Company could demonstrate that it had “established prospects”. To perfect its claim to explore and develop these areas, the Company had to demonstrate that it had the requisite financial capacity to carry out these activities, alone or through financing or partnering arrangements.

The Company, on December 31, 2016, maintains activities in South America, which includes Argentina, Colombia and Bolivia; North America, which includes Mexico and the United States of America; and Turkey (others). The equity-accounted investments are comprised of the operations of Petrobras Oil and Gas B.V. (PO&G) in Africa, mainly Nigeria, as well as Venezuelan companies involved in exploration and production activities, over which the Company had significant influence until July 2016. However, the Company only estimates reserves in the United States, Nigeria and Argentina.

i) Capitalized costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated Entities							Equity Method Investees
	Brazil	Abroad					Total
		South America	North America	Africa	Others	Total
December 31, 2016
Unproved oil and gas properties	22,741	376	899	−	−	1,275	24,016	−
Proved oil and gas properties	284,439	288	13,896	−	−	14,184	298,623	9,162
Support equipments	272,926	1,541	228	−	13	1,782	274,708	20
Gross capitalized costs	580,106	2,205	15,023	−	13	17,241	597,347	9,182
Depreciation, depletion and amortization	(181,213)	(1,134)	(6,247)	−	(13)	(7,394)	(188,607)	(3,796)
Net capitalized costs	398,893	1,071	8,776	−	−	9,847	408,740	5,386

December 31, 2015
Unproved oil and gas properties	26,239	520	1,547	−	−	2,067	28,306	−
Proved oil and gas properties	276,544	7,872	16,037	−	−	23,909	300,453	11,318
Support equipments	276,972	4,164	256	−	16	4,436	281,408	345
Gross capitalized costs	579,755	12,556	17,840	−	16	30,412	610,167	11,663
Depreciation, depletion and amortization	(159,173)	(7,955)	(6,146)	−	(16)	(14,117)	(173,290)	(5,006)
Net capitalized costs	420,582	4,601	11,694	−	−	16,295	436,877	6,657

December 31, 2014
Unproved oil and gas properties	24,698	192	1,788	−	−	1,980	26,678	24
Proved oil and gas properties	256,376	5,332	11,281	−	−	16,613	272,989	12,065
Support equipments	211,159	3,136	206	−	9	3,351	214,510	69
Gross capitalized costs	492,233	8,660	13,275	−	9	21,944	514,177	12,158
Depreciation, depletion and amortization	(124,020)	(4,656)	(3,383)	−	(9)	(8,048)	(132,068)	(4,831)
Net capitalized costs	368,213	4,004	9,892	−	−	13,896	382,109	7,327

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

ii) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

	Consolidated Entities							Equity Method Investees
	Brazil	Abroad					Total
		South America	North America	Africa	Others	Total
December 31, 2016
Acquisition costs:
Proved	−	347	−	−	−	347	347	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	5,127	155	21	−	4	180	5,307	16
Development costs	42,342	622	523	−	−	1,145	43,487	1,374
Total	47,469	1,124	544	−	4	1,672	49,141	1,390

December 31, 2015
Acquisition costs:
Proved	−	−	−	−	−	−	−	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	9,989	179	275	−	−	454	10,443	34
Development costs	47,906	1,486	1,310	−	−	2,796	50,702	1,420
Total	57,895	1,665	1,585	−	−	3,250	61,145	1,454

December 31, 2014
Acquisition costs:
Proved	−	209	−	−	−	209	209	−
Unproved	120	−	−	−	−	−	120	−
Exploration costs	12,833	288	317	36	−	641	13,474	−
Development costs	42,726	1,285	983	−	−	2,268	44,994	1,501
Total	55,679	1,782	1,300	36	−	3,118	58,797	1,501

iii) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2016, 2015 and 2014 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The internal transfer prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those set out in contracts with third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and projects without economic feasibility. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

	Consolidated Entities							Equity Method Investees
	Brazil	Abroad					Total
		South America	North America	Africa	Others	Total
December 31, 2016
Net operation revenues:
Sales to third parties	2,363	776	1,948	−	−	2,724	5,087	1,165
Intersegment	109,101	1,845	−	−	−	1,845	110,946	96
	111,464	2,621	1,948	−	−	4,569	116,033	1,261
Production costs	(48,162)	(1,119)	(464)	−	−	(1,583)	(49,745)	(171)
Exploration expenses	(5,533)	(115)	(404)	−	(4)	(523)	(6,056)	(13)
Depreciation, depletion and amortization	(34,958)	(349)	(1,150)	−	−	(1,499)	(36,457)	(520)
Impairment of oil and gas properties	(10,134)	(418)	(148)	−	−	(566)	(10,700)	−
Other operating expenses	(5,425)	(347)	(634)	−	77	(904)	(6,329)	(84)
Results before income tax expenses	7,252	273	(852)	−	73	(506)	6,746	473
Income tax expenses	(2,466)	(162)	(1)	−	45	(118)	(2,584)	(330)
Results of operations (excluding corporate overhead and interest costs)	4,786	111	(853)	−	118	(624)	4,162	143

December 31, 2015
Net operation revenues:
Sales to third parties	2,076	1,002	1,949	−	−	2,951	5,027	1,853
Intersegment	108,846	3,225	−	−	−	3,225	112,071	62
	110,922	4,227	1,949	−	−	6,176	117,098	1,915
Production costs	(53,863)	(1,853)	(629)	−	−	(2,482)	(56,345)	(698)
Exploration expenses	(5,262)	(66)	(1,139)	−	−	(1,205)	(6,467)	(110)
Depreciation, depletion and amortization	(24,735)	(1,005)	(823)	−	−	(1,828)	(26,563)	(624)
Impairment of oil and gas properties	(35,739)	(796)	(1,757)	−	−	(2,553)	(38,292)	(1,077)
Other operating expenses	(6,581)	182	(352)	−	(618)	(788)	(7,369)	(166)
Results before income tax expenses	(15,258)	689	(2,751)	−	(618)	(2,680)	(17,938)	(760)
Income tax expenses	5,188	(261)	5	−	53	(203)	4,985	(286)
Results of operations (excluding corporate overhead and interest costs)	(10,070)	428	(2,746)	−	(565)	(2,883)	(12,953)	(1,046)

December 31, 2014
Net operation revenues:
Sales to third parties	1,190	1,975	2,144	−	−	4,119	5,309	1,578
Intersegment	152,515	2,903	−	−	−	2,903	155,418	3,279
	153,705	4,878	2,144	−	−	7,022	160,727	4,857
Production costs	(64,366)	(2,459)	(489)	−	−	(2,948)	(67,314)	(1,398)
Exploration expenses	(6,720)	(69)	(308)	(38)	−	(415)	(7,135)	(675)
Depreciation, depletion and amortization	(18,091)	(852)	(1,208)	−	−	(2,060)	(20,151)	(421)
Impairment of oil and gas properties	(5,665)	(230)	(4,183)	(16)	−	(4,429)	(10,094)	(180)
Other operating expenses	(6,722)	2,610	(276)	6	279	2,619	(4,103)	(20)
Results before income tax expenses	52,141	3,878	(4,320)	(48)	279	(211)	51,930	2,163

Income tax expenses	(17,728)	(1,206)	(10)	−	41	(1,175)	(18,903)	(1,576)
Results of operations (excluding corporate overhead and interest costs)	34,413	2,672	(4,330)	(48)	320	(1,386)	33,027	587

iv) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2016, 2015 and 2014 are shown in the following table. Proved reserves are estimated by the Company’s reservoir geoengineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is done by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves and are named proved undeveloped reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

Proved developed and undeveloped reserves - Consolidated Entities
		Abroad
	Crude oil in Brazil	South America	North America	Africa	Total of crude oil abroad	Synthetic oil in Brazil	Total
Reserves at December 31, 2013	10,658.4	166.0	123.1	−	289.2	8.8	10,956.4
Revisions of previous estimates	629.3	(3.2)	5.3	−	2.1	0.2	631.6
Extensions and discoveries	267.7	3.0	1.6	−	4.6	−	272.3
Improved recovery	−	0.5	−	−	0.5	−	0.5
Sales of reserves	−	(104.4)	(0.1)	−	(104.5)	−	(104.5)
Purchases of reserves	−	22.9	−	−	22.9	−	22.9
Production	(704.6)	(18.3)	(10.0)	−	(28.3)	(1.1)	(734.0)
Reserves at December 31, 2014	10,850.9	66.5	119.9	−	186.5	7.9	11,045.1
Revisions of previous estimates	(1,968.9)	(3.5)	(18.1)	−	(21.6)	0.1	(1,990.4)
Extensions and discoveries	407.1	4.8	−	−	4.8	−	411.9
Improved recovery	0.4	0.7	−	−	0.7	−	1.1
Sales of reserves	(2.3)	(4.5)	−	−	(4.5)	−	(6.8)
Purchases of reserves	−	−	−	−	−	−	−
Production	(743.1)	(11.7)	(11.2)	−	(22.8)	(1.0)	(767.0)
Reserves at December 31, 2015	8,544.1	52.3	90.6	−	142.9	6.9	8,693.9
Revisions of previous estimates	179.5	0.1	17.9	−	18.0	0.8	198.4
Extensions and discoveries	87.8	−	−	−	−	−	87.8
Improved recovery	−	−	−	−	−	−	−
Sales of reserves	−	(46.6)	−	−	(46.6)	−	(46.6)
Purchases of reserves	−	0.7	−	−	0.7	−	0.7
Production	(748.5)	(5.7)	(12.1)	−	(17.8)	(0.9)	(767.2)
Reserves at December 31, 2016	8,063.0	0.8	96.4	−	97.3	6.8	8,167.1
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Proved developed and undeveloped reserves - Equity Method Investees
		Abroad
	Crude Oil abroad	South America	North America	Africa	Total of crude oil abroad	Brazil's Synthetic Oil	Total
Reserves at December 31, 2013	−	21.2	−	63.2	84.5	−	84.5
Revisions of previous estimates	−	(1.6)	−	0.5	(1.1)	−	(1.1)
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−
Production	−	(1.7)	−	(9.6)	(11.3)	−	(11.3)
Reserves at December 31, 2014	−	18.0	−	54.1	72.1	−	72.1
Revisions of previous estimates	−	(2.2)	−	5.2	3.1	−	3.1
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	16.2	16.2	−	16.2
Sales of reserves	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−
Production	−	(1.2)	−	(9.7)	(10.9)	−	(10.9)
Reserves at December 31, 2015	−	14.6	−	65.8	80.4	−	80.4
Revisions of previous estimates	−	−	−	11.9	11.9	−	11.9
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	(14.1)	−	−	(14.1)	−	(14.1)
Purchases of reserves	−	−	−	−	−	−	−
Production	−	(0.5)	−	(8.7)	(9.2)	−	(9.2)
Reserves at December 31, 2016	−	−	−	69.0	69.0	−	69.0
Apparent differences in the sum of the numbers are due to rounding off.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

Proved developed and undeveloped reserves - Consolidated Entities
		Abroad
	Natural Gas in Brazil	South America	North America	Africa	Total abroad's Natural Gas	Brazil's Synthetic Gas	Total
Reserves at December 31, 2013	11,291.7	1,058.5	132.9	0.0	1,191.4	11.8	12,494.8
Revisions of previous estimates	468.0	25.5	46.1	−	71.6	0.1	539.7
Extensions and discoveries	216.0	42.1	6.0	−	48.1	−	264.1
Improved Recovery	−	10.8	−	−	10.8	−	10.8
Sales of reserves	−	(351.7)	(0.1)	−	(351.8)	−	(351.8)
Purchases of reserves	−	47.1	−	−	47.1	−	47.1
Production	(805.4)	(101.5)	(4.9)	−	(106.4)	(1.4)	(913.2)
Reserves at December 31, 2014	11,170.3	730.8	180.0	0.0	910.8	10.6	12,091.5
Revisions of previous estimates	(1,178.3)	16.8	(17.0)	−	(0.2)	0.2	(1,178.3)
Extensions and discoveries	417.6	74.6	−	−	74.6	−	492.2
Improved Recovery	0.2	27.7	−	−	27.7	−	27.9
Sales of reserves	(1.3)	(90.2)	−	−	(90.2)	−	(91.5)
Purchases of reserves	−	−	−	−	−	−	−
Production	(820.8)	(79.2)	(24.5)	−	(103.7)	(1.4)	(925.9)
Reserves at December 31, 2015	9,587.7	680.5	138.5	−	819.1	9.3	10,416.1
Revisions of previous estimates	(476.2)	22.9	(19.3)	−	3.6	1.2	(471.4)
Extensions and discoveries	92.1	−	−	−	−	−	92.1
Improved Recovery	0.1	−	−	−	−	−	0.1
Sales of reserves	−	(631.9)	−	−	(631.9)	−	(631.9)
Purchases of reserves	−	93.3	−	−	93.3	−	93.3
Production	(809.7)	(50.9)	(32.1)	−	(82.9)	(1.4)	(894.0)
Reserves at December 31, 2016	8,394.0	113.9	87.2	−	201.1	9.2	8,604.3
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Proved developed and undeveloped reserves - Equity Method Investees
		Abroad
	Natural Gas in Brazil	South America	North America	Africa	Total abroad's Natural Gas	Total	Total
Reserves at December 31, 2013	−	41.3	−	20.6	61.9	−	61.9
Revisions of previous estimates	−	(13.1)	−	(1.2)	(14.4)	−	(14.4)
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−
Production	−	(0.6)	−	−	(0.6)	−	(0.6)
Reserves at December 31, 2014	−	27.6	−	19.3	46.9	−	46.9
Revisions of previous estimates	−	(10.4)	−	(2.7)	(13.1)	−	(13.1)
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−
Production	−	(0.3)	−	−	(0.3)	−	(0.3)
Reserves at December 31, 2015	−	16.9	−	16.6	33.5	−	33.5
Revisions of previous estimates	−	−	−	(4.1)	(4.1)	−	(4.1)
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	(16.8)	−	−	(16.8)	−	(16.8)
Purchases of reserves	−	−	−	−	−	−	−
Production	−	(0.1)	−	−	(0.1)	−	(0.1)
Reserves at December 31, 2016	−	(0.0)	−	12.5	12.5	−	12.5
Apparent differences in the sum of the numbers are due to rounding off.

The table below summarizes information about the changes in total proved reserves of crude oil and natural gas, in millions of barrels of oil equivalent, in our consolidated and non-consolidated affiliate entities for 2016, 2015 and 2014:

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Proved developed and undeveloped reserves - Consolidated
		Abroad
	Oil equivalent in Brazil	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2013	12,540.4	342.5	145.4	−	487.9	10.7	13,039.0
Revisions of previous estimates	707.3	1.1	13.0	−	14.1	0.2	721.6
Extensions and discoveries	303.7	10.0	2.6	−	12.6	−	316.3
Improved Recovery	−	2.3	−	−	2.3	−	2.3
Sales of reserves	−	(163.0)	(0.1)	−	(163.1)	−	(163.1)
Purchases of reserves	−	30.8	−	−	30.8	−	30.8
Production for the year	(838.8)	(35.2)	(10.8)	−	(46.0)	(1.3)	(886.1)
Reserves at December 31, 2014	12,712.6	188.3	150.1	−	338.3	9.6	13,060.7
Revisions of previous estimates	(2,165.3)	(0.7)	(20.9)	−	(21.6)	0.1	(2,187.1)
Extensions and discoveries	476.7	17.2	−	−	17.2	−	494.0
Improved Recovery	0.4	5.3	−	−	5.3	−	5.8
Sales of reserves	(2.5)	(19.5)	−	−	(19.5)	−	(22.0)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	(879.9)	(24.9)	(15.3)	−	(40.2)	(1.3)	(921.3)
Reserves at December 31, 2015	10,142.1	165.7	113.7	−	279.4	8.5	10,430.0
Revisions of previous estimates	100.2	3.9	14.7	−	18.6	1.0	119.8
Extensions and discoveries	103.2	−	−	−	−	−	103.2
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	(151.9)	−	−	(151.9)	−	(151.9)
Purchases of reserves	−	16.3	−	−	16.3	−	16.3
Production for the year	(883.4)	(14.2)	(17.4)	−	(31.6)	(1.2)	(916.2)
Reserves at December 31, 2016	9,462.0	19.8	111.0	−	130.8	8.3	9,601.1
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Proved developed and undeveloped reserves - Equity Method Investees
		Abroad
	Oil equivalent in Brazil	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2013	−	28.1	−	66.7	94.8	−	94.8
Revisions of previous estimates	−	(3.7)	−	0.3	(3.5)	−	(3.5)
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	−	(1.8)	−	(9.6)	(11.4)	−	(11.4)
Reserves at December 31, 2014	−	22.6	−	57.3	79.9	−	79.9
Revisions of previous estimates	−	(3.9)	−	4.8	0.9	−	0.9
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	16.2	16.2	−	16.2
Sales of reserves	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	−	(1.3)	−	(9.7)	(11.0)	−	(11.0)
Reserves at December 31, 2015	−	17.4	−	68.6	86.0	−	86.0
Revisions of previous estimates	−	−	−	11.2	11.2	−	11.2
Extensions and discoveries	−	−	−	−	−	−	−
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	(16.9)	−	−	(16.9)	−	(16.9)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	−	(0.5)	−	(8.7)	(9.2)	−	(9.2)
Reserves at December 31, 2016	−	0.0	−	71.1	71.1	−	71.1
Apparent differences in the sum of the numbers are due to rounding off.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

Proved developed and undeveloped reserves - Consolidated and Equity Method Investees
		Abroad
	Oil equivalent in Brazil	South America	North America	Africa	Total oil equivalent abroad	Total synthetic oil equivalent in Brazil	Total for all products
Reserves at December 31, 2013	12,540.4	370.6	145.4	66.7	582.7	10.7	13,133.8
Revisions of previous estimates	707.3	(2.6)	13.0	0.3	10.6	0.2	718.1
Extensions and discoveries	303.7	10.0	2.6	−	12.6	−	316.3
Improved Recovery	−	2.3	−	−	2.3	−	2.3
Sales of reserves	−	(163.0)	(0.1)	−	(163.1)	−	(163.1)
Purchases of reserves	−	30.8	−	−	30.8	−	30.8
Production for the year	(838.8)	(37.0)	(10.8)	(9.6)	(57.4)	(1.3)	(897.6)
Reserves at December 31, 2014	12,712.6	211.0	150.1	57.3	418.4	9.6	13,140.6
Revisions of previous estimates	(2,165.3)	(4.6)	(20.9)	4.8	(20.8)	0.1	(2,186.2)
Extensions and discoveries	476.7	17.2	−	−	17.2	−	493.9
Improved Recovery	0.4	5.3	−	16.2	21.5	−	21.9
Sales of reserves	(2.5)	(19.5)	−	−	(19.5)	−	(22.0)
Purchases of reserves	−	−	−	−	−	−	−
Production for the year	(879.9)	(26.2)	(15.3)	(9.7)	(51.2)	(1.3)	(932.3)
Reserves at December 31, 2015	10,142.1	183.1	113.7	68.6	365.4	8.5	10,516.0
Revisions of previous estimates	100.2	3.9	14.7	11.2	29.8	1.0	131.0
Extensions and discoveries	103.2	−	−	−	−	−	103.2
Improved Recovery	−	−	−	−	−	−	−
Sales of reserves	−	(168.8)	−	−	(168.8)	−	(168.8)
Purchases of reserves	−	16.3	−	−	16.3	−	16.3
Production for the year	(883.4)	(14.7)	(17.4)	(8.7)	(40.8)	(1.2)	(925.4)
Reserves at December 31, 2016	9,462.0	19.8	111.0	71.1	201.8	8.3	9,672.2
Apparent differences in the sum of the numbers are due to rounding off.

In 2016, we incorporated 103 million boe of proved reserves from extensions and discoveries in Brazil (Santos Basin), and we added 131 mmboe to our proved reserves due to revisions of previous estimates, as a result of drilling of new production development wells and better reservoir response in onshore and offshore post-salt fields, in Brazil and the USA, and as result of positive answers from the reservoirs, recovery mechanisms (water injection) and operating efficiency of production systems in operation, as well as the growing drilling activities and tie-back activities, in the pre-salt fields, in Santos and Campos Basin, both in Brazil.

We reduced 169 mmboe of our proved reserves due to sales of minerals in situ and increased 16 mmboe in our proved reserves due to purchases of minerals in situ, resulting in a net effect of a decrease of 153 mmboe in our proved reserves. The net result of these additions and disposals, excluding production, was an increase of 81 mmboe to our proved reserves in 2016. Considering a production of 925 mmboe in 2016, our decrease of proved reserves was 844 mmboe. This volume production does not take into account the production of Extended Well Tests (EWTs) in exploratory blocks in Brazil, and production in Bolivia, since the Bolivian Constitution prohibits the disclosure and registration of its reserves.

We had a total of 4,441.1 mmboe of proved undeveloped reserves company-wide at December 31, 2016, approximately 7.4% (329.1 mmboe) of which have remained undeveloped for five years or more as a result of several factors affecting development and production, including the inherent complexity of ultra-deep water development projects, particularly in the Santos Basin and in the Campos Basin, in which we are making investments to develop necessary infrastructure.

In 2015, our proved reserves decreased by 2,186 mmboe due to revisions of previous estimates, mostly as result of the decrease in oil prices during fiscal year of 2015, and decreased by 22 mmboe due to sales of proved reserves. This decrease was partially offset by the incorporation of 494 mmboe of proved reserves from discoveries of new accumulations and extensions in Brazil, specifically in the Santos, Campos and Espírito Santo Basins, and in Argentina, in the Neuquina Basin, and the incorporation of 22 mmboe due to improved recovery. The net result (excluding production) was a decrease of 1,692 mmboe in our proved reserves in 2015. Considering a production of 932 mmboe in 2015, our net decrease of proved reserves was 2,625 mmboe. This volume production does not take into account the production of Extended Well Tests (EWTs) in exploratory blocks in Brazil, and production in Bolivia, since the Bolivian Constitution prohibits the disclosure and registration of its reserves.

In 2014, 1,097 mmboe were added to our proved reserves, excluding synthetic oil and synthetic gas, while we (i) returned to the ANP eleven fields in Brazil (four with proved reserves) and (ii) we divested from fields in which we had interests in Peru, Colombia, Argentina and United States, representing aggregate proved reserves of 193 mmboe. The net result of these additions and dispositions was an increase of 904 mmboe to our proved reserves in 2014. Considering a production of 896 mmboe in 2014, our net increase of proved reserves was 8 mmboe. This volume production does not take into account the production of Extended Well Tests (EWTs) in exploratory blocks in Brazil, production of synthetic oil and synthetic gas and production in Bolivia, since the Bolivian Constitution prohibits the disclosure and registration of its reserves.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

The tables below present the volumes of proved developed and undeveloped reserves, net:

	2016				2015				2014
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Net proved developed reserves:
Consolidated Entities
Brazil	4,250.1	6.8	5,034.2	9.2	4,266.5	6.9	5,320.5	9.3	7,002.7	7.9	6,661.0	10.6
South America	0.5	−	33.7	−	39.7	−	366.3	−	52.0	−	358.2	−
North America	79.6	−	83.6	−	53.6	−	122.5	−	63.6	−	146.2	−
Abroad	80.1	−	117.3	−	93.4	−	488.8	−	115.6	−	504.3	−
Total Consolidated Entities	4,330.2	6.8	5,151.5	9.2	4,359.8	6.9	5,809.3	9.3	7,118.3	7.9	7,165.4	10.6
Nonconsolidated Entities
South America	−	−	−	−	6.6	−	8.0	−	9.4	−	15.7	−
Africa	32.5	−	8.6	−	28.0	−	10.4	−	30.8	−	14.4	−
Abroad	32.5	−	8.6	−	34.7	−	18.4	−	40.2	−	30.1	−
Total Nonconsolidated Entities	32.5	−	8.6	−	34.7	−	18.4	−	40.2	−	30.1	−
Total Consolidated and Nonconsolidated Entities	4,362.7	6.8	5,160.1	9.2	4,394.5	6.9	5,827.7	9.3	7,158.5	7.9	7,195.5	10.6

Net proved undeveloped reserves:
Consolidated Entities
Brazil	3,812.9	−	3,359.7	−	4,277.7	−	4,267.2	−	3,848.2	−	4,509.2	−
South America	0.3	−	80.2	−	12.5	−	314.2	−	14.6	−	372.5	−
North America	16.8	−	3.6	−	37.0	−	16.0	−	56.4	−	33.8	−
Abroad	17.1	−	83.8	−	49.5	−	330.3	−	71.0	−	406.3	−
Total Consolidated Entities	3,830.0	−	3,443.6	−	4,327.2	−	4,597.5	−	3,919.2	−	4,915.5	−
Nonconsolidated Entities
South America	−	−	−	−	7.9	−	8.9	−	8.6	−	11.9	−
Africa	36.5	−	3.9	−	37.8	−	6.2	−	23.3	−	4.9	−
Abroad	36.5	−	3.9	−	45.7	−	15.1	−	31.9	−	16.8	−
Total Nonconsolidated Entities	36.5	−	3.9	−	45.7	−	15.1	−	31.9	−	16.8	−
Total Consolidated and Nonconsolidated Entities	3,866.5	−	3,447.5	−	4,372.9	−	4,612.6	−	3,951.1	−	4,932.3	−
Apparent differences in the sum of the numbers are due to rounding off.
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

v) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production in Brazil are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indications, assuming continuation of year-end economic conditions. Estimated future income taxes (including future social contributions on net income - CSLL) are calculated by applying appropriate year-end statutory tax rates. The amounts presented as future income taxes expenses reflect allowable deductions considering statutory tax rates. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced.

The valuation prescribed under Codification Topic 932 – Extractive Activities – Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

Information relating to the standardized measure of discounted future net flows, presented originally in U.S. dollars in Form 20-F of the SEC, were converted to reais for these financial statements. Therefore, in order to maintain consistency with the criteria used in measuring the estimates of future cash flows, as described above, the exchange rate used for converting each period follows the average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Exchange differences arising from translation are shown as cumulative translation adjustments in the following tables.

Discounted future net cash flows:

	Consolidated Entities					Equity Method Investees
	Brazil	Abroad			Total
		South America	North America	Total
At December 31, 2016
Future cash inflows	1,260,888	2,116	13,437	15,553	1,276,441	10,407
Future production costs	(738,852)	(843)	(7,597)	(8,440)	(747,292)	(3,839)
Future development costs	(149,444)	(425)	(1,875)	(2,300)	(151,744)	(2,481)
Future income tax expenses	(163,121)	(229)	(141)	(370)	(163,491)	(808)
Undiscounted future net cash flows	209,471	619	3,824	4,443	213,914	3,279
10% midyear annual discount for timing of estimated cash flows *	(88,016)	(275)	(897)	(1,172)	(89,188)	(1,221)
Standardized measure of discounted future net cash flows	121,455	344	2,927	3,271	124,726	2,058

At December 31, 2015
Future cash inflows	1,524,183	21,563	15,560	37,123	1,561,306	12,995
Future production costs	(844,332)	(10,434)	(8,847)	(19,281)	(863,613)	(4,629)
Future development costs	(215,751)	(3,481)	(3,272)	(6,753)	(222,504)	(4,050)
Future income tax expenses	(202,433)	(1,736)	(76)	(1,812)	(204,245)	(1,151)
Undiscounted future net cash flows	261,667	5,912	3,365	9,277	270,944	3,165
10% midyear annual discount for timing of estimated cash flows *	(120,677)	(1,939)	(488)	(2,427)	(123,104)	(1,480)
Standardized measure of discounted future net cash flows	140,990	3,973	2,877	6,850	147,840	1,685

At December 31, 2014
Future cash inflows	2,529,273	16,770	26,530	43,300	2,572,573	14,704
Future production costs	(1,098,425)	(8,762)	(8,630)	(17,392)	(1,115,817)	(4,456)
Future development costs	(164,084)	(2,798)	(5,504)	(8,302)	(172,386)	(3,775)
Future income tax expenses	(441,802)	(1,447)	(955)	(2,402)	(444,204)	(2,152)
Undiscounted future net cash flows	824,962	3,763	11,441	15,204	840,166	4,321
10% midyear annual discount for timing of estimated cash flows *	(418,349)	(1,230)	(3,703)	(4,933)	(423,282)	(1,296)
Standardized measure of discounted future net cash flows	406,613	2,533	7,738	10,271	416,884	3,025
(*) Semiannual capitalization
Bolivian proved reserves are not included due to restrictions determined by Bolivian Constitution.

Supplementary information (unaudited) (Expressed in millions of reais, unless otherwise indicated)

	Consolidated Entities					Equity Method Investees
	Brazil	South America			Total

Balance at January 1, 2016	140,990	3,973	2,877	6,850	147,840	1,685
Sales and transfers of oil and gas, net of production cost	(63,242)	(1,238)	(1,524)	(2,762)	(66,004)	(733)
Development costs incurred	42,342	622	523	1,145	43,487	1,374
Net change due to purchases and sales of minerals in place	−	(3,860)	−	(3,860)	(3,860)	(189)
Net change due to extensions, discoveries and improved, less related costs	4,353	−	1,709	1,709	6,062	236
Revisions of previous quantity estimates	4,225	−	785	785	5,010	854
Net change in prices, transfer prices and in production costs	(95,372)	−	(2,681)	(2,681)	(98,053)	(1,682)
Changes in estimated future development costs	32,372	−	814	814	33,186	(65)
Accretion of discount	14,099	571	290	861	14,960	184
Net change in income taxes	31,044	−	(4)	(4)	31,040	217
Others - unspecified	−	(2)	(66)	(68)	(68)	59
Cumulative translation adjustment	10,644	278	204	482	11,126	118
Balance at December 31, 2016	121,455	344	2,927	3,271	124,726	2,058

	Consolidated Entities					Equity Method Investees
	Brazil	Abroad			Total
		South America	North America	Total
Balance at January 1, 2015	406,613	2,532	7,739	10,271	416,884	3,025
Sales and transfers of oil and gas, net of production cost	(57,037)	(1,845)	(1,329)	(3,174)	(60,211)	(818)
Development costs incurred	47,906	1,486	1,310	2,796	50,702	1,420
Net change due to purchases and sales of minerals in place	(113)	(191)	−	(191)	(304)	−
Net change due to extensions, discoveries and improved, less related costs	21,499	1,068	−	1,068	22,567	1,606
Revisions of previous quantity estimates	(97,550)	6	(2,161)	(2,155)	(99,705)	441
Net change in prices, transfer prices and in production costs	(610,081)	499	(9,258)	(8,759)	(618,840)	(5,728)
Changes in estimated future development costs	(22,904)	(1,221)	1,775	554	(22,350)	(399)
Accretion of discount	40,661	517	1,035	1,552	42,213	429
Net change in income taxes	226,167	220	305	525	226,692	1,110
Others - unspecified	−	(133)	303	170	170	599
Cumulative translation adjustment	185,829	1,035	3,158	4,193	190,022	−
Balance at December 31, 2015	140,990	3,973	2,877	6,850	147,840	1,685

	Consolidated Entities					Equity Method Investees
	Brazil	Abroad			Total
		South America	North America	Total
Balance at January 1, 2014	406,422	5,935	7,186	13,121	419,543	3,672
Sales and transfers of oil and gas, net of production cost	(89,330)	(1,525)	(1,638)	(3,163)	(92,493)	(2,228)
Development costs incurred	42,726	1,285	983	2,268	44,994	1,501
Net change due to purchases and sales of minerals in place	−	(2,555)	249	(2,306)	(2,306)	−
Net change due to extensions, discoveries and improved, less related costs	16,847	427	−	427	17,274	−
Revisions of previous quantity estimates	39,241	(64)	498	434	39,675	(71)
Net change in prices, transfer prices and in production costs	(78,114)	(599)	(884)	(1,483)	(79,597)	(1,347)
Changes in estimated future development costs	(27,679)	(846)	90	(756)	(28,435)	(273)
Accretion of discount	40,642	308	803	1,111	41,753	412
Net change in income taxes	17,720	(266)	(220)	(486)	17,234	202
Others - unspecified	−	(71)	57	(14)	(14)	−
Cumulative translation adjustment	38,138	503	615	1,118	39,256	1,157
Balance at December 31, 2014	406,613	2,532	7,739	10,271	416,884	3,025

Bolivian proved reserves are not included due to restrictions in accordance with Bolivian Constitution.

Petróleo Brasileiro S.A. – Petrobras Board of Directors and Officers

BOARD OF DIRECTORS

LUIZ NELSON GUEDES DE CARVALHO
CHAIRMAN

PEDRO PULLEN PARENTE	JERÔNIMO ANTUNES	SEGEN FARID ESTEFEN
MEMBER	MEMBER	CONSELHEIRO

GUILHERME AFFONSO FERREIRA	DURVAL JOSÉ SOLEDADE SANTOS	BETANIA RODRIGUES COUTINHO
MEMBER	MEMBER	CONSELHEIRO

FRANCISCO PETROS OLIVEIRA LIMA PAPATHANASIADIS	MARCELO MESQUITA DE SIQUEIRA FILHO
MEMBER	MEMBER

EXECUTIVE COMMITTEE (OFFICERS) PEDRO PULLEN PARENTE Chief Executive Officer (CEO) - President

HUGO REPSOLD JÚNIOR CHIEF HUMAN RESOURCES, HSE AND SERVICES EXECUTIVE OFFICER	JOÃO ADALBERTO ELEK JÚNIOR CHIEF GOVERNANCE AND COMPLIANCE EXECUTIVE OFFICER

NELSON LUIZ COSTA SILVA CHIEF STRATEGY, ORGANIZATION AND MANAGEMENT SYSTEM EXECUTIVE OFFICER	ROBERTO MORO CHIEF TECHNOLOGY AND PRODUCTION DEVELOPMENT EXECUTIVE OFFICER

IVAN DE SOUZA MONTEIRO CHIEF FINANCIAL AND INVESTOR RELATIONS EXECUTIVE OFFICER	JORGE CELESTINO RAMOS CHIEF REFINING AND NATURAL GAS EXECUTIVE OFFICER

SOLANGE DA SILVA GUEDES CHIEF EXPLORATION AND PRODUCTION EXECUTIVE OFFICER	PAULO JOSE ALVES Chief Accounting Officer (CAO) CRC-RJ-060.073/O-0

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE PETROBRAS STATUTORY AUDIT COMMITTEE – FISCAL YEAR 2016

Summary Annual Report of the Statutory Audit Committee – Fiscal Year 2016

The Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

1. Introduction

The Statutory Audit Committee ("CAE" or "Committee") is a permanent body directly under the Board of Directors of Petróleo Brasileiro S.A. – Petrobras ("Company"), governed by CVM Instruction No. 308, dated of May 14, 1999, as amended by CVM Instruction No. 509, dated of November 16, 2011, and other applicable regulations, including the Sarbanes-Oxley Act ("SOx") and rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"), with its own Internal Rules ("Rules").

The purpose of the Statutory Audit Committee is to advise the Board of Directors in the exercise of their duties, working primarily on (i) the quality, transparency, and integrity of individual and consolidated financial statements (hereinafter the "financial statements"); (ii) the effectiveness of internal control processes for the production of financial reports; and (iii) the performance, independence, and quality of the work by Independent Auditors and Internal Auditors.

In fulfilling its responsibilities, the CAE is not responsible for planning or conducting audits or any assertion on the completeness and accuracy of the Company's financial statements, or are presented in accordance with the accounting practices adopted in Brazil issued by the Committee on Accounting Standards (Comitê de Pronunciamentos Contábeis) – CPC and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). This is the responsibility of Management and the independent auditors. In fulfilling its responsibilities as described in its Internal Rules, the CAE members are not performing the duties of auditors or accountants.

2. Duties and Responsibilities

2.1 Company Management

Company Management is responsible for: (i) defining and implementing processes and procedures whose purpose is to collect data in the preparation of the financial statements, in compliance with corporate law, the accounting practices adopted in Brazil plus the practices issued by the IASB, the relevant regulatory acts of the Securities and Exchange Commission of Brazil ("CVM") and, because it is listed on the New York Stock Exchange, the standards issued by the SEC and the SOx; (ii)  preparing and ensuring the integrity of financial statements, managing risks, maintaining an effective system of internal controls, and enforcing compliance of activities to meet legal and regulatory standards, and (iii) internal control processes, policies, and procedures that ensure the safeguard of assets, the timely recognition of liabilities, and the elimination or reduction to acceptable levels of risk factors

. 2.2 Compliance and Internal Controls

The current Executive Office of Governance and Compliance ("DGC") started activities in 2015, and its mission is to ensure compliance with processes and mitigate risks, among which the risk of fraud and corruption, enforcing compliance to laws, norms, standards, and internal and external and rules.

The Executive Department for Compliance, which is part of DGC, is tasked with planning, steering, coordinating, and assessing control and compliance activities, including the investigation and reduction of fraud and corruption risks, reporting to Senior Management on compliance actions and results throughout the Petrobras System.

Since creation in late 2014 of the Executive Office of Governance, Risk and Compliance ("DGRC” – currently Executive Office of Governance and Compliance, "DGC"), numerous actions have been implemented in Petrobras in order to ensure process compliance and risk reduction, in addition to enforce compliance with laws, norms, standards, and regulations, both internal and external to the Company. In this sense, over 2016, the following stand out as important measures of improvement in governance and controls: transformation of the Petrobras Audit Committee into a Statutory Audit Committee ("CAE") pursuant to CVM regulation; approval of the Appointment Policy for Members of the Audit Committee, Board of Directors and Executive Board of Petrobras; and approval of the revision for the Policy on Related Party Transactions.

2.3 Internal Audit

Internal Audit, which is directly subordinated to the Board of Directors, is technically supervised by the Statutory Audit Committee, and is responsible for carrying out periodic works focused on major risks, broadly and independently evaluating the actions to manage those risks and the adequacy of governance and internal controls, covering the areas and activities that present the most sensitive risks to Petrobras’ operations and strategy.

2.4 Risk Management and Monitoring

After the amendment to the Petrobras Bylaws in 2016, the Executive Department of Corporate Risk became subordinate to the Executive Office for Strategy, Organization and Management System, and it is responsible for strengthening the integrated outlook of the business risks within the Petrobras System by identifying, assessing, monitoring and managing relevant risks, together with the different areas and companies in the Petrobras System.

2.5 Ombudsman and Whistleblowing Channel

In 2015, after completing a recruitment process among market professionals, the Board of Directors, selected the new Ombudsman General of Petrobras and approved the restructuring of the Company’s Ombudsman Office, including the implementation of an independent Whistleblowing Channel. Complaints, including anonymous complaints, are received through a system supplied by contractor company “Contato Seguro.”

2.6 Independent Audit

PricewaterhouseCoopers – PwC is responsible for the independent audit of the annual financial statements published and for the review of quarterly information (ITRs) filed with CVM, issuing reports that reflect the result of its findings and present its independent opinion on the reliability of financial statements in relation to the accounting practices adopted in Brazil issued by the Committee on Accounting Standards (Comitê de Pronunciamentos Contábeis) – CPC and with the International Financial Reporting Standards (IFRS) , issued by the International Accounting Standards Board (IASB), in addition to compliance to CVM rules, the provisions in Brazilian corporate law, and American regulations applicable to Petrobras.

2.7 Transactions with Related Parties

The Statutory Audit Committee is in charge of assessing and monitoring together with Management and Internal Audit, the appropriateness of transactions with related parties carried out by the Company, as well as reviewing at least once a year, the summary of transactions with related parties by Petrobras involving the latter’s Executive Officers, Board members, as well as the spouse or direct or collateral relatives up to the third degree, and, by affinity, up to the second degree, of said administrators, plus companies that employ any of its Executive Officers or Board members, in addition to any other related party relationship that is relevant, as defined by CVM and the SEC.

Upon the Board of Directors’ approval on 12/15/2016 of the revision of Petrobras’ Policy on Related Party Transactions, the CAE Internal Rules were changed so the Committee, in addition to assessing and monitoring transactions with related parties, pre-screens those transactions that meet the materiality criteria set out in CVM Instruction 480/09, pursuant to the revision of the Policy on Related Party Transactions.

3. History of Committee Composition

On 1/1/2016, the Audit Committee was composed of the following Board members: Walter Mendes de Oliveira Filho (Committee Chair), Jerônimo Antunes, Luiz Augusto Fraga Navarro de Britto Filho and Roberto da Cunha Castello Branco.

On 2/24/2016, Board member Roberto da Cunha Castello Branco left the Audit Committee, but remained as member of the Petrobras Board of Directors and as Chair of this Board’s Finance Committee.

On 2/26/2016, the Board of Directors approved the revision of the Audit Committee Internal Rules, turning it into a Statutory Audit Committee ("CAE") pursuant to CVM regulation.

On 3/4/2016, the Petrobras Board of Directors approved the appointment of Board member Francisco Petros Oladimeji Papathanasiadis as new CAE member, replacing Board member Luiz Augusto Navarro de Britto Filho, who left the CAE as he took office as Chief Minister of the Comptroller General's Office - CGU. Board member Francisco Petros had been elected as substitute to Board member Walter Mendes de Oliveira Filho by the common share minority shareholders during the Extraordinary General Meeting held by the Company on 7/1/2015.

On 5/2/2016, the Petrobras Board of Directors approved the appointment of Board members Walter Mendes de Oliveira Filho, Durval José Soledade Santos and Jerônimo Antunes as Statutory Audit Committee members for the 2016/2018 period, nominating Walter Mendes de Oliveira Filho as Committee Chair.

At a meeting held on 8/12/2016, in light of Board member Walter Mendes de Oliveira Filho’s resignation from his posts as Board of Directors member and CAE Chair on 8/11/2016, the Board of Directors approved (i) to nominated Board member Jerônimo Antunes as Statutory Audit Committee Chair remainder of the 2016/2018 period, and (ii) to appoint Board member Marcelo Mesquita de Siqueira Filho as CAE member for the remainder of the 2016/2018 period. Board member Marcelo Mesquita had been appointed as Board member by the Board of Directors itself on 8/11/2016, in light of Board member Walter Mendes’ resignation. Later, Board member Marcelo Mesquita was elected Board member by the common share minority shareholders at the Company’s Extraordinary General Meeting held on 11/30/2016.

Therefore, the CAE is currently composed of the following Board of Directors members: Jerônimo Antunes (Chair), Durval José Soledade Santos and Marcelo Mesquita de Siqueira Filho, whereas Board member Jerônimo Antunes is the CAE’s financial and corporate accounting expert, as provided for in Brazilian and American law.

It should be noted that all current CAE members meet the independence criteria set forth in Law No. 13,303/16, article 22, paragraph 1, and CVM Instruction n° 308/99, article 31-C, paragraph 2, as amended by CVM Instruction No. 509/11, as well as the independence criteria required by American law as applicable to Petrobras.

4. Summary of Activities in 2016

In the period from January 1, 2016 to March 21, 2017, the Petrobras Statutory Audit Committee held 44 meetings covering 216 items, involving Executive Officers, Executive Managers, Ombudsman, Internal Auditors and Independent Auditors, thus segregated:

4.1 Auditoria Independente

Fourteen meetings were held, discussing 17 items that addressed, among other topics, (i) the planning and execution of audit work on the quarterly and annual financial statements for the 2016 fiscal year, (ii) learn the nature, time and extent of the main audit procedures of selected and the materiality adopted, (iii) the audit risk analysis conducted, (iv) the significant deficiencies identified in the risk assessment of internal controls, (v) the points of attention identified and (vi) the conclusions of their audit tests. Information confirming the independence of auditors and the absence of conflicts of interest in work other than the auditing of the financial statements was also gathered.

Additionally, the so-called Main Audit Topics were discussed with the independent auditors, to be reported from this fiscal period on in the new Independent Auditor’s Report, namely: (i) "Operation Car Wash" and its consequences to the Company; (ii) Class action and related processes; (iii) Fixed asset impairment; (iv) Lawsuits and contingencies; (v) Employee benefits; (vi) Accounts receivable – Electrical sector; (vii) Cancellations and advances to suppliers – Shipyards and (viii) Cash flow hedge accounting – Estimate of future exports.

4.2 Accounting and Tax

Twenty-seven items were assessed over 21 meetings, whose object were the quarterly and annual financial statements for the 2016 fiscal period, addressing the main accounting practices adopted, accounting estimates made, plus the presentations of financial standing, financial results, cash flows and added value, and the explanatory notes to the financial statements. These items also involved the following areas in addition to Independent Audit: Legal, Internal Controls, and Internal Audit.

4.3 Internal Audit

Twenty items under Internal Audit’s responsibility were addressed in 14 meetings, during which the Statutory Audit Committee was informed of the points of attention and recommendations arising from the work of Internal Audit, and followed up on the corrective actions adopted by Management. These items addressed the quarterly and annual reports of Internal Audit work (RAINT), the Internal Audit Activity Plan (PAINT), in addition to the evolution of testing of SOx controls at Petrobras and its main subsidiaries.

It should be noted that, since September/2016, the Executive Manager of Internal Audit participates as a permanent guest of all Committee meetings.

4.4 Conformidade e Sistemas de Controles Internos

Thirty-eight items were presented in 20 meetings, whereas the following topics were subject to monitoring and recommendations, among others: (i) action plan regarding the points of attention and remediation of significant deficiencies reported in the 2016 Reference Form - 2016 fiscal year - filed with CVM (corresponding to the "Material Weaknesses” reported in the 2016 20-F Form - 2015 fiscal year - filed with the SEC), with rigorous monitoring by CAE on a monthly and/or weekly basis; (ii) internal control system; (iii) SOx/CVM risks; and (iv) Integrity Due Diligence Process.

4.5 Ouvidoria-Geral e Canal de Denúncias

Specifically, in relation to the Ombudsman and Whistleblowing Channel, 12 items were addressed in 10 meetings, in which very high and high risk complaints and quarterly reports covering all activities, complaints, and actions taken were presented in detail, as well as the revision of the Petrobras Ombudsman Policy and Guidelines.

4.6 Gestão e Monitoramento de Riscos

Nine Risk Management and Monitoring items were discussed over 9 meetings, with involvement of other company areas such as: Investor Relations, Governance, Internal Controls, and Accounting and Tax. These items addressed the following subjects, among others: (i) governance for tax risks; (ii) fraud and corruption risk management matrix; (iii) inventory of SOx/CVM risks; (iv) review and update process for the risk factors included in the Reference Form and the 20-F Form; (V) map of strategic risks, labor risks and risk appetite.

4.7 Transações com Partes Relacionadas

Six meetings were held, wherein 6 items were assessed on transactions with related parties, including the revision of the Policy on Related Parties.

4.8 Outras Atividades

The Statutory Audit Committee met with the main executives of the Company and its main subsidiaries, in order to learn of the key business strategies and monitor the operating and systemic improvements to strengthen the processing and security of transactions, totaling 94 items on such other topics.

Among other CAE activities, we mention the joint meetings with the Finance Committee on the Financial Statements, and with the Audit Committee, where accounting issues were addressed such as impairment and hedge accounting; and joint meetings with the Safety, Environment and Health Committee, which addressed topics related to HSE indicators; reports on HSE internal audits; and reports of serious accidents and fatalities in the Company.

5. Audit Committee Communications

5.1 Board of Directors

The Statutory Audit Committee reports monthly to the Board of Directors meetings, the issues discussed in its meetings, its positions and requests made to the different areas of the Company, as well as monitoring results of the activities by Internal Auditors, Independent Auditors, the Executive Department of Compliance and the Ombudsman.

In addition, CAE issues specific recommendations to the Board of Directors on items submitted for resolution by this collegiate, as part of its statutory duties.

5.2 Senior Management - Executive Board and Executive Managers

In all meetings held by the Statutory Audit Committee, the Executive Offices involved in the topics to be discussed are invited and indicate the participation of the Executive Managers for the areas in charge of the items to be addressed.

In addition, the Executive Offices and Departments submit items to the CAE, as relevant to the duties of this Committee, referring to issues to be submitted for assessment and final decision by the Board of Directors, so that the Committee can examine them and issue its recommendation to the Board.

6. Recommendations to the Executive Board

Among other recommendations, the Statutory Audit Committee recommended to the Executive Board to include in its regular meetings the monitoring of progress in measures to eliminate significant deficiencies (“Material Weaknesses”) in internal controls identified in the fiscal year ending on 12/31/2015, as well as monitoring any new obstacles identified, including efforts to advance the deadlines for completion of their treatment; and to arrange for the necessary resources to implement the following Action Plans and policies highlighted below:

- Remediation Plan of said significant deficiencies (“Material Weaknesses”);

- Harmonization of corporate policies between the holding and wholly-owned subsidiaries and controlled companies, regarding policies, Ombudsman performance and assessment standards, Internal Audit, HSE, Human Resources, Compliance, Legal, and Information Technology;

- Completion and Implementation of the Work Plan for Review of Judicial and Administrative Litigation Classification Methodology, to be executed jointly by the Legal, Accounting and Tax, Internal Audit, and Corporate Risks departments.

The Statutory Audit Committee believes that the issues highlighted in "Recommendations" above – whose Action Plans are either completed or in progress – were surrounded by satisfactory mitigating procedures to minimize any internal control risks that could impact the financial statements as of 12/31/2016.

7. Conclusions and recommendation to the Board of Directors

The Statutory Audit Committee members, in the exercise of their duties and legal responsibilities, has completed the examination and analysis of the Financial Statements, together with the Independent Auditor’s Report and the Annual Management Report for the fiscal year ending on December 31, 2016 (“2016 Annual Financial Statements").

Considering the information provided by Petrobras Management and by PricewaterhouseCoopers Independent Auditors, the members of the Statutory Audit Committee believe that all relevant facts of which they were informed by the work completed are properly disclosed in the Management Report and in the audited Financial Statements as of 12/31/2016, and recommend its approval by the Board of Directors.

Rio de Janeiro, March 21, 2017.

____________________________________

Jerônimo Antunes

Chair, Statutory Audit Committee

Financial and corporate accounting expert

____________________________________

Marcelo Mesquita de Siqueira Filho

Member, Statutory Audit Committee

____________________________________

Durval José Soledade Santos

Member, Statutory Audit Committee

Petróleo Brasileiro S.A. – Petrobras REPORT OF THE FISCAL COUNCIL – FISCAL YEAR 2016

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, examined the following documents issued by Petrobras:

I - 2016 Management Report; and

II- The Statement of financial position and other financial statements for the year ended December 31, 2016.

2. Based on the examinations carried out, considering the accounting practices adopted by the Company, the information provided by Management, as well as the Unqualified Opinion of PricewaterhouseCoopers Auditores Independentes, dated on 03/21/17,the Fiscal Council, with dissenting votes of the members Reginaldo Ferreira Alexandre and Walter Luis Bernardes Albertoni, believes that the documents presented are able of being appraised at the Shareholders’ General Meeting of Petrobras

Rio de janeiro, Brazil

March 21, 2017

Marisete Fátima Dadald Pereira

Chair

Luiz Augusto Fraga Navarro de Britto Filho

Member

Reginaldo Ferreira Alexandre

Member

Walter Luís Bernardes Albertoni

Member

Antonio Roberto da Silva

Technical Adivisor

CRC/RJ- 0550 19/0-5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Ivan de Souza Monteiro

____________________________________

Ivan de Souza Monteiro

Chief Financial Officer and Investor Relations Officer